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As filed with the Securities and Exchange Commission on September 28, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAYPAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7374	77-0510487
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

1840 Embarcadero Road
Palo Alto, California 94303
(650) 251-1100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Peter A. Thiel
Chief Executive Officer
PayPal, Inc.
1840 Embarcadero Road
Palo Alto, California 94303
(650) 251-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

ROBERT A. KOENIG, ESQ. LAURA I. BUSHNELL, ESQ. LATHAM & WATKINS 135 COMMONWEALTH DRIVE MENLO PARK, CALIFORNIA 94025-1105 (650) 328-4600	BRUCE K. DALLAS, ESQ. DAVIS POLK & WARDWELL 1600 EL CAMINO REAL MENLO PARK, CALIFORNIA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE CHART

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value	$80,500,000	$20,125

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes     shares which the underwriters have the option to purchase to cover over-allotments, if any.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

P R O S P E C T U S

               Shares

PayPal, Inc.

Common Stock

$       per share

    We are selling      shares of our common stock. We have granted the underwriters an option to purchase up to         additional shares of common stock to cover over-allotments.

    This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $      and $      per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "PYPL."

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to PayPal (before expenses)	$	$

    The underwriters expect to deliver the shares to purchasers on or about            , 2001.

Salomon Smith Barney
Robertson Stephens
William Blair & Company

            , 2001

[cover art to come]

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

    Until            , 2002 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

PayPal, Inc.

    PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global, real-time payment solution. We deliver a product ideally suited for small businesses, online merchants, individuals and others currently underserved by traditional payment mechanisms.

    We seek to become the global standard for online payments. We offer our account-based system to users in 36 countries including the United States. For the three months ended June 30, 2001, our payment volume to business accounts, which we refer to as Gross Merchant Sales or GMS, totaled $663.0 million. GMS equaled 88.8% of our total payment volume of $746.9 million for this period. Our GMS consists mainly of payments to small businesses. Currently, a majority of these payments relate to sales of goods and services through online auctions. As of September 1, 2001, we had 10.0 million registered users, including 2.0 million business accounts and 8.0 million personal accounts.

    The small business market presents us with a potentially significant opportunity. According to the U.S. Census Bureau, approximately 22.6 million small businesses in the U.S., those with less than $1.0 million in annual receipts, generate an aggregate of $1.6 trillion in annual sales. In addition, according to The Nilson Report, only 3.1 million merchants in the U.S. currently accept credit cards, leaving a large number of sellers unable to accept traditional electronic payments. By enhancing the existing payment infrastructure, the PayPal product serves the need of these sellers for a secure, convenient and cost-effective online payment solution.

    To send a payment, a PayPal account holder enters the email address of the recipient and the payment amount, and selects a funding source—credit card, bank account or PayPal balance. When a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated our Web Accept feature, the consumer can open a PayPal account from the merchant's site in order to make a purchase.

    Payment recipients may use their funds to make payments to others, leave the funds in their PayPal accounts and earn a money market rate of return, or withdraw the funds at any time by requesting a bank account transfer or a check delivered by mail or by using the PayPal ATM/debit card. When a PayPal sender makes an email payment to a recipient who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds.

    We have achieved our rapid growth through a combination of the "push" nature of email payments to non-registered recipients and the "pull" nature of Web Accept. During the three months ended June 30, 2001, our account base grew by an average of 18,000 per day, with virtually no traditional sales or marketing.

    During the three months ended June 30, 2001, we processed an average of 165,000 payments per day totaling $8.2 million in daily volume. Our target transaction size ranges from $10 to $1,000. For the same period, 84.7% of our transactions fell within this range, and our average payment amount equaled approximately $50.

    We earn revenues primarily from transaction fees on GMS, from international fees and from fees on our ATM/debit card. For the three months ended June 30, 2001, we generated revenues of

$19.9 million, of which GMS fees comprised 81.9%, or $16.3 million. For the same period, our transaction fees equaled 2.5% of total payment volume, compared to our transaction processing expenses of 1.4% of total payment volume.

    To establish PayPal as the online payment standard, we will continue to identify transactions and markets not served adequately by existing payment systems and to develop product features that improve upon those legacy systems. In addition to growing our customer base, our business strategy includes the following:

  •
  Expand small business payment volume;

  •
  Strengthen our position as the payment method of choice on online auctions;

  •
  Expand recurring revenue;

  •
  Increase volume of international payments;

  •
  Maintain low variable costs, particularly transaction losses; and

  •
  Grow PayPal ATM/debit card usage.

Company Information

    You may contact us at our principal executive offices, 1840 Embarcadero Road, Palo Alto, California, 94303, or by telephone, (650) 251-1100. You may find us on the web at www.paypal.com. We do not incorporate by reference any information contained in our website into this prospectus, and you should not consider information contained in our website as part of this prospectus.

    We have registered the "PayPal" trademark. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of, us by these other parties.

    We use the terms "balance" and "account balance" to refer to funds that our customers hold until they decide to withdraw the funds, transfer the funds to others through PayPal or invest the funds in the PayPal Money Market Reserve Fund. We pool these customer funds and, as agent for our customers, we deposit the funds in bank accounts or invest the funds in short-term investment grade securities. Beginning in October 2001, we plan to deposit all customer funds not transferred to the PayPal Money Market Reserve Fund into bank accounts. We believe that, in handling customer funds, we act solely as an agent and custodian and not as a depositary.

    We use the term "credit cards" to refer, where applicable, to traditional credit cards as well as debit cards participating in the Visa or MasterCard networks.

    We use the term "premier account" on our website to describe fee paying accounts held by individuals. We refer to premier accounts and business accounts collectively as "business accounts."

    We present operating data, such as payment volume and number of users, only for the PayPal product. To ensure continuity of the information presented, we include data for Confinity, Inc. prior to the merger with X.com Corporation in March 2000.

The Offering

Common stock offered	shares
Common stock outstanding after this offering	shares
Use of proceeds
For collateral requirements to support our transaction processing activities, capital expenditures and other general corporate purposes, including continued international expansion and development of additional product features. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	PYPL

    We base the number of shares outstanding after this offering on 200,022,465 shares outstanding as of September 21, 2001, and excluding:

  •
  a reverse stock split, which we expect to complete prior to the offering;

  •
  8,769,146 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.25 per share;

  •
  570,414 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.23 per share;

  •
  shares of common stock reserved for issuance under our employee stock purchase plan;

  •
  219,867 shares of common stock reserved for future grant under our stock option plans; and

  •
  16,540,490 shares of restricted common stock subject to repurchase by us.

    Except as otherwise indicated, all information in this prospectus assumes:

  •
  the filing of our amended and restated certificate of incorporation concurrently with the completion of this offering;

  •
  the automatic conversion of all outstanding shares of preferred stock into 173,570,806 shares of common stock upon the closing of this offering;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  an initial public offering price of $     per share, the mid-point of the filing range set forth on the cover page of this prospectus.

Summary Consolidated Financial Information

    The following table sets forth our summary consolidated financial information. You should read this information in conjunction with the consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus.

    The pro forma numbers in the table give effect to the conversion of all then outstanding shares of preferred stock into shares of common stock immediately prior to the completion of the offering.

    The balance sheet data on a pro forma as adjusted basis reflects the sale of       shares of common stock offered by us at an assumed initial offering price of $       per share after deducting the estimated underwriting discount and estimated offering expenses payable by us, and the receipt of net proceeds from this offering.

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in thousands, except per share data) (unaudited)
Consolidated Statements of Operations:
Transaction fees	$—	$35	$1,016	$7,403	$12,964	$18,644
Interest on funds held for others	—	240	727	1,079	1,143	920
Investment management fees	—	—	—	22	192	348
Service agreement revenues	1,186	1,886	529	337	—	—

Total revenues	1,186	2,161	2,272	8,841	14,299	19,912

Transaction processing expenses	—	6,230	9,764	9,098	8,754	10,660
Provision for transaction losses	13	1,343	5,432	4,241	3,103	2,437
Promotional and marketing	758	9,917	7,155	3,194	2,035	1,635
Product development	560	987	1,805	1,982	2,401	2,517
General and administrative	2,816	3,867	7,129	4,810	5,025	7,272
Customer service and operations	547	3,774	5,905	5,741	7,221	7,678
Amortization of goodwill and other intangibles	67	16,415	16,415	16,416	16,415	16,415
Service agreement costs and termination expenses	19,344	8,874	6,648	6,276	—	—

Total operating expenses	24,105	51,407	60,253	51,758	44,954	48,614

Loss from operations	(22,919)	(49,246)	(57,981)	(42,917)	(30,655)	(28,702)
Interest income	152	—	1,015	957	943	798
Other income (expense), net	(46)	1,432	(9)	56	454	254

Net loss	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)

Pro forma basic and diluted net loss per share	$(0.15)	$(0.27)	$(0.33)	$(0.23)	$(0.15)	$(0.14)

Pro forma shares used in calculating basic and diluted net loss per share	156,428	174,210	171,690	179,158	195,459	195,321

Operating Data:
Gross Merchant Sales	$—	$1,873	$55,621	$335,691	$546,848	$663,014
Total payment volume	$46,263	$248,799	$422,760	$543,562	$642,737	$746,888
Total number of payments	1,026	5,456	9,438	12,325	13,524	15,058
Total number of accounts (at period end)	824	2,190	3,718	5,518	7,200	8,798
Number of business accounts	—	14	289	800	1,327	1,731
	As of June 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
		(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$134,679	$134,679	$
Restricted cash	6,048	6,048
Funds receivable	12,456	12,456
Non-current investment securities	27,086	27,086
Total assets	249,870	249,870
Due to customers	108,571	108,571
Funds payable	10,853	10,853
Reserve for transaction losses	5,686	5,686
Convertible preferred stock	278,324	—
Total stockholders' equity (deficit)	(163,992)	114,332

RISK FACTORS

    You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related To Our Business

We might not implement successfully strategies to increase adoption of our electronic payment methods.

    Our future profitability will depend, in part, on our ability to implement successfully our strategy to increase adoption of our online payment methods. We cannot assure you that the relatively new market for online payment mechanisms will remain viable. We expect to invest substantial amounts to:

  •
  Drive consumer and merchant awareness of electronic payments;

  •
  Encourage consumers and merchants to sign up for and use our electronic payment product;

  •
  Enhance our infrastructure to handle seamless processing of transactions;

  •
  Continue to develop state of the art, easy-to-use technology;

  •
  Increase the number of users who collect and pay electronically; and

  •
  Diversify our customer base.

    Our investment in these programs will affect adversely our short-term profitability. Additionally, our failure to implement successfully these programs or to increase substantially adoption of our electronic payment method by customers who pay for the service could have a material adverse effect on our business.

We depend on online auction transactions for a significant percentage of our payment volume. We generate a significant portion of our business on eBay, which has established a competing payment system.

    For the three months ended June 30, 2001, our customers identified to us approximately 69.6% of the dollar volume of all payments made through the PayPal system as settlements from purchases made at online auction websites, particularly eBay. We rely on these transactions for a substantial portion of our customer base and our payment volume. We do not have any contractual relationship with eBay, and eBay owns a majority stake in a competing payment service, eBay Online Payments, formerly known as Billpoint. eBay could choose to restrict or prohibit its sellers from advertising PayPal for payments or compel sellers to use eBay Online Payments on eBay's site. Whether or not eBay imposes such restrictions, we expect eBay to continue to develop and promote its own payment service and to integrate that service tightly into its site in order to foster the use of its payment service. If our ability to process payments for purchases made on online auction websites, particularly eBay, became impaired, or if these online auction sites took additional steps to integrate their payment services, our business could suffer.

The payments industry remains highly competitive. If we do not compete effectively, the demand for our product may decline.

    The market for our product is emerging, intensely competitive and characterized by rapid technological change. We compete with existing payment methods and other companies, including, among others:

  •
  eBay Online Payments, formerly known as Billpoint, a joint venture between eBay and Wells Fargo;

  •
  Yahoo! PayDirect offered by Yahoo!;

  •
  c2it offered by Citigroup;

  •
  email payment services offered by the U.S. Postal Service through CheckFree; and

  •
  MoneyZap and BidPay offered by Western Union.

    Many of these competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition or a larger base of customers in affiliated businesses than we do. For example, Citigroup's c2it has existing arrangements with AOL Time Warner and Microsoft. c2it could use these arrangements to market directly its competing payment product to the customers of AOL Time Warner and Microsoft, which could result in c2it gaining substantial market share in a short period of time. Our competitors may respond to new or emerging technologies and changes in customer requirements faster and more effectively than we can, or may devote greater resources to the development, promotion and sale of products and services than we can, including offering competing payment services at lower prices. Competing services tied to established banks and other financial institutions may offer greater liquidity and engender greater consumer confidence in the safety and efficacy of their services than we do. If these competitors acquired significant market share, this could have a material adverse effect on our business.

    We also compete with providers of traditional payment methods, particularly credit cards, checks, money orders and Automated Clearing House, or ACH, transactions. Associations of traditional financial institutions such as Visa, MasterCard and the National Automated Clearing House Association, or NACHA, generally set the features of these payment methods. The associations have initiated programs to enhance the usability of these payment methods for online transactions and could lower fees charged to other online merchants. Either of these changes could reduce the competitive value of our product and make it more difficult for us to retain and attract customers.

We cannot assure you that we will be profitable because we have operated our business only for a short period of time and have only limited operating history upon which to evaluate our business.

    PayPal, Inc. resulted from a merger between Confinity, Inc., incorporated in December 1998, and X.com Corporation, incorporated in March 1999. Accordingly, we have only a limited operating history on which to base an evaluation of our business and prospects. The revenue and income potential of our business and the market for online payments through alternative mechanisms have not been proven. We will encounter risks and difficulties commonly faced by early-stage companies in new and rapidly evolving markets.

    We have not reached profitability to date. We have accumulated net losses of $231.0 million from our inception, March 8, 1999, through June 30, 2001, and net losses of $27.7 million during the three months ended June 30, 2001.

    We intend to continue to make significant investments in our systems, infrastructure and customer service operations. As a result, we anticipate having a net loss from operations in fiscal 2001 and may not be able to reach or sustain profitability in the future. Our ability to achieve and maintain profitability will depend on, among other things, market acceptance of our product.

We face significant risks of loss due to fraud and disputes between senders and recipients.

    We face significant risks of loss due to fraud and disputes between senders and recipients, including:

  •
  unauthorized use of credit card and bank account information and identity theft;

  •
  merchant fraud and other disputes over the quality of goods and services;

  •
  breaches of system security;

  •
  employee fraud; and

  •
  use of our system for illegal or improper purposes.

    For the year ended December 31, 2000, our provision for transaction losses totaled $11.0 million, representing 0.87% of our total payment volume, and for the three months ended June 30, 2001, $2.4 million, representing 0.33% of our total payment volume. Our provision for transaction losses may increase in future quarters following our recent increase from $250 to $1,000 in the initial sending limit for senders who have not yet verified a bank account with us.

    When a sender pays a merchant for goods or services through PayPal using a credit card and the cardholder disputes the charge, the amount of the disputed item gets charged back to us and the credit card associations may levy fees against us. Charge-backs may arise from the unauthorized use of a cardholder's card number or from a cardholder's claim that a merchant failed to perform. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the entire underlying transaction amount. If our charge-back rate becomes excessive, credit card associations also can require us to pay fines. Earlier this year, as a result of high charge-back rates in the second half of 2000, MasterCard determined that we violated its operating rules by having excessive charge-backs and fined us. Although we resolved this situation to MasterCard's satisfaction and have reduced our charge-back rate, we cannot assure you that new causes of excessive charge-backs will not arise in the future.

    We have taken measures to detect and reduce the risk of fraud, but we cannot assure you of these measures' effectiveness. If these measures do not succeed, our business will suffer.

      Unauthorized use of credit cards and bank accounts could expose us to substantial losses.

    The highly automated nature of, and liquidity offered by, our payment product makes us an attractive target for fraud. In configuring our product, we face an inherent trade-off between customer convenience and security. Identity thieves and those committing fraud using stolen credit card or bank account numbers, often in bulk and in conjunction with automated mechanisms of online communication, potentially can steal large amounts of money from businesses such as ours. We believe that several of our competitors in the electronic payments business have gone out of business or significantly restricted their businesses largely due to losses from this type of fraud. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. Our gross amount of charge-backs, before reversals and internal recoveries, from unauthorized use of credit cards for transactions that occurred during the year ended December 31, 2000 totaled $8.9 million. During the four months between July and October 2000, we experienced a significant fraud episode and, as a result, we incurred gross losses due to unauthorized charge-backs totaling $5.7 million. This amount represented 64.0% of total charge-backs due to unauthorized transactions for the year ended December 31, 2000. For the year ended December 31, 2000, the amount of losses with respect to unauthorized use of bank accounts totaled $0.3 million. The gross amount of charge-backs received through September 1, 2001 with respect to unauthorized use of credit cards for transactions that occurred during the six months ended June 30, 2001 totaled $2.3 million. For the six months ended June 30, 2001, the amount of our losses with respect to unauthorized use of bank accounts totaled $0.5 million.

      We incur charge-backs and other losses from merchant fraud, payment disputes and insufficient funds, and our liability from these items could have a material adverse effect on our business and result in our losing the right to accept credit cards for payment.

    We incur substantial losses from merchant fraud, including claims from customers that merchants have not performed, that their goods or services do not match the merchant's description or that the customer did not authorize the purchase. We also incur losses from erroneous transmissions and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. Our merchant-related charge-backs totaled $5.1 million for the year ended December 31, 2000. The gross amount of charge-backs received through September 1, 2001 with respect to merchant-related disputes for transactions that occurred during the six months ended June 30, 2001 totaled $4.0 million. Our liability for such items could have a material adverse effect on our business, and if they become excessive, could result in our losing the right to accept credit cards for payment.

      Security and privacy breaches in our electronic transactions may expose us to additional liability.

    Any inability on our part to protect the security and privacy of our electronic transactions could have a material adverse effect on our profitability. A security or privacy breach could:

  •
  expose us to additional liability;

  •
  increase our expenses relating to resolution of these breaches;

  •
  deter customers from using our product; and

  •
  decrease market acceptance of electronic commerce transactions generally.

    We cannot assure you that our use of applications designed for data security and integrity will address changing technologies or the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations.

      We could incur substantial losses from employee fraud.

    The large volume of payments that we handle for our customers makes us vulnerable to employee fraud or other internal security breaches. We cannot assure you that our internal security systems will prevent material losses from employee fraud.

      Our payment system might be used for illegal or improper purposes.

    Despite measures we have taken to detect and prevent identify theft, unauthorized uses of credit cards and similar misconduct, our payment system remains susceptible to potentially illegal or improper uses. These may include illegal online gaming, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot assure you that these measures will succeed. Our business could suffer if customers use our system for illegal or improper purposes.

Our status under state, federal and international financial services regulation is unclear. Violation of any present or future regulation could expose us to substantial liability, force us to change our business practices or force us to cease offering our current product.

    We operate in an industry subject to government regulation. We currently are subject to some states' money transmitter regulations, to federal regulations in our role as transfer agent and investment adviser to The PayPal Money Market Reserve Fund and to federal electronic fund transfer and money laundering regulations. In the future, we might be subjected to:

  •
  state or federal banking regulations;

  •
  additional states' money transmitter regulations and federal money laundering regulations;

  •
  international banking or financial services regulations or laws governing other regulated industries; or

  •
  U.S. and international regulation of Internet transactions.

    If we are found to be in violation of any current or future regulations, we could be:

  •
  exposed to financial liability, including substantial fines which could be imposed on a per transaction basis and disgorgement of our profits;

  •
  forced to change our business practices; or

  •
  forced to cease doing business altogether or with the residents of one or more states or countries.

      If we were found subject to or in violation of any laws or regulations governing banks, money transmitters or electronic fund transfers, we could be subject to liability and forced to change our business practices.

    We believe the licensing requirements of the Office of the Comptroller of the Currency, the Federal Reserve Board or other federal or state agencies that regulate or monitor banks or other types of providers of electronic commerce services do not apply to us. One or more states may conclude that, under its or their statutes, we are engaged in an unauthorized banking business. In that event, we might be subject to monetary penalties and adverse publicity and might be required to cease doing business with residents of those states. A number of states have enacted legislation regulating check sellers, money transmitters or service providers to banks, and we have applied for, or are in the process of applying for, licenses under this legislation in particular jurisdictions. To date, we have obtained licenses in two states. As a licensed money transmitter, we are subject to bonding requirements, restrictions on our investment of customer funds, reporting requirements and inspection by state regulatory agencies. If our pending applications were denied, or if we were found to be subject to and in violation of any banking or money services laws or regulations, we also could be subject to liability or forced to change our business practices, including but not limited to suspending the offering of our services to residents of states where we do not have a license. Such liability or changes could have a material adverse effect on our business, results of operations and financial condition. Even if we are not forced to change our business practices, we could be required to obtain licenses or regulatory approvals that could impose a substantial cost on us.

    Although there have been no definitive interpretations to date, we have assumed that our product is subject to the Electronic Fund Transfer Act and Regulation E of the Federal Reserve Board. As a result, among other things, we must provide advance disclosure of changes to our product, follow specified error resolution procedures and absorb losses from transactions not authorized by the consumer. In addition, we are subject to the financial privacy provisions of the Gramm-Leach-Bliley Act and related regulations. As a result, some customer financial information that we receive is subject to limitations on reuse and disclosure under the Gramm-Leach-Bliley Act and related regulations. Additionally, pending legislation at the state and federal levels may restrict further our information gathering and disclosure practices. Existing and potential future privacy laws may limit our ability to develop new products and services that make use of data gathered through our product. The provisions of these laws and related regulations are complicated, and we do not have extensive experience in complying with these laws and related regulations. Even technical violations of these laws can result in penalties of up to $1,000 assessed for each non-compliant transaction. During the three months ended June 30, 2001, we processed approximately 165,000 transactions per day, and any violations could expose us to significant liability.

      We are subject to laws and regulations on money laundering and other illegal activities that could have a material adverse impact on our business and could subject us to civil and criminal liability.

    We are subject to money laundering laws that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. We are subject to regulations that will require us to register with the Department of Treasury and to report suspicious activities involving transactions of $2,000 or more. The interpretation of suspicious activities in this context is uncertain. These regulations could impose significant costs on us or make it more difficult for new customers to join our network. We could be required to learn more about our customers before opening an account, or to monitor our customers' activities more closely, which could raise our costs significantly or reduce the attractiveness of our product. Failure to comply with applicable state and federal money laundering laws could result in significant criminal and civil penalties and significant forfeiture of assets. Even if we comply with these laws, federal and state law enforcement agencies could seize customer funds that are proceeds of unlawful activity, which could result in adverse publicity for us and affect our business adversely. Some online casinos use our product to accept and make payments. If these casinos are operating illegally, which may be uncertain, we may be subject to civil or criminal prosecution. Finally, we also are subject to regulations requiring us to keep detailed records on transfers of $3,000 or more.

      Our status under banking or financial services laws or other laws in countries outside the U.S. is unclear.

    We offer our product to customers with Visa or MasterCard credit cards in 35 countries outside the U.S. In seven countries outside the U.S.—Canada, the United Kingdom, Germany, the Netherlands, France, Australia and New Zealand—customers can withdraw funds to local bank accounts. The status of our product as a bank, regulated financial institution or other regulated business in these countries is unclear. If we were found to be subject to and in violation of any foreign laws or regulations, we could be subject to liability, forced to change our business practices or forced to suspend operations in one or more countries. Liability or changes could have a material adverse effect on our business, results of operations and financial condition. Alternatively, we could be required to obtain licenses or regulatory approvals that could impose a substantial cost on us.

      We are subject to U.S. and foreign government regulation of the Internet, the impact of which is difficult to predict.

    There are currently few laws or regulations that apply specifically to the sale of goods and services on the Internet. The application to us of existing laws and regulations relating to issues such as banking, currency exchange, online gaming, pricing, taxation, quality of services, electronic contracting, consumer protection, privacy, and intellectual property ownership and infringement is unclear. In addition, we may become subject to new laws and regulations directly applicable to the Internet or our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with these laws and regulations, and reduce use of the Internet on which we depend.

    In 1998, the U.S. government enacted a three-year moratorium, which expires on October 21, 2001, prohibiting states and local governments from imposing new taxes on Internet access or electronic commerce transactions. Upon expiration of this moratorium, if it is not extended, states and local governments may levy additional taxes on Internet access and electronic commerce transactions. An increase in the taxation of electronic commerce transactions may make the Internet less attractive for consumers and businesses which could have a material adverse effect on our business, results of operations and financial condition.

Our financial success will remain highly sensitive to changes in the rate at which our customers fund payments using credit cards rather than bank account transfers or existing PayPal account balances.

    We pay significant transaction fees when senders fund payment transactions using credit cards, nominal fees when customers fund payment transactions by electronic transfer of funds from bank accounts and no fees when customers fund payment transactions from an existing PayPal account balance. For the three months ended June 30, 2001, senders funded 50.5% of our payment volume using credit cards. Senders may resist funding payments by electronic transfer from bank accounts because of the greater protection offered by credit cards, including the ability to dispute and reverse merchant charges, because of frequent flier miles or other incentives offered by credit cards or because of generalized fears regarding privacy or loss of control in surrendering bank account information to a third party.

We rely on financial institutions, including several current or potential competitors, to process our payment transactions. Should any of these institutions decide to stop processing our payment transactions, our business could suffer.

    Because we are not a bank, we cannot belong to and directly access the credit card associations or the ACH payment network. As a result, we must rely on banks or their independent service operators to process our transactions. We currently use a subsidiary of Wells Fargo to process our ACH transactions, and Wells Fargo partly owns our competitor, eBay Online Payments, formerly known as Billpoint. A joint venture involving First Data currently processes our credit card transactions, and First Data controls our competitor Western Union. If we could not obtain these processing services on acceptable terms from these sources or elsewhere, and if we could not switch to another processor quickly and smoothly, our business could suffer materially.

Changes to card association rules and practices, or excessive charge-backs, could result in a termination of our ability to accept credit cards.

    As a merchant of record, we must comply with the operating rules of the Visa and MasterCard credit card associations and NACHA. The associations' member banks set these rules. Some of those banks compete with us. The member banks could adopt operating rules with which we might find it difficult or even impossible to comply. We might even lose our ability to gain access to the credit card associations or NACHA. In late 2000, MasterCard indicated it would terminate PayPal as a merchant if we did not change some of our practices and procedures immediately. We had a series of meetings with MasterCard and have made changes to our system that we believe have resolved MasterCard's concerns. Earlier this year, Visa also indicated that some of our practices violated its operating rules. Although those concerns were resolved to Visa's satisfaction, we cannot assure you that the credit card associations will not take positions in the future that jeopardize our ability to accept credit cards.

    Furthermore, in cases of fraud or disputes between senders and recipients, we face charge-backs when cardholders dispute items for which they have been billed. If our charge-backs become excessive, the credit card associations could fine us or terminate our ability to accept credit cards for payments. The termination of our relationship with card associations would limit our ability to provide transaction processing and would affect adversely our transaction volumes and revenue or operating costs.

Increases in credit card processing fees could increase our costs or otherwise limit our operations.

    From time to time, Visa and MasterCard increase the interchange fees that they charge for each transaction using their cards. We may decide to accept other credit cards in the future, such as

American Express, which carry even higher interchange fees. Our credit card processors have the right to pass any increases in interchange fees on to us. Competitive pressures could force us to accept some or all of any increases in the future which would increase our operating costs and reduce our profit margins. Furthermore, our credit card processors impose collateral requirements on us with respect to our acceptance of Visa and MasterCard. Should we accept American Express or Discover, these organizations similarly may impose collateral requirements.

The loss of key executives could affect our business adversely.

    Our success depends to a significant degree upon the continued contributions of our key management, particularly Peter A. Thiel, our President and Chief Executive Officer, and Max R. Levchin, our Chief Technology Officer. If either of these officers ceased to be active in our management, it could have a material adverse effect on our business, financial condition and results of operations. We do not maintain key-man life insurance on these or any other employees. We do not have employment agreements with any of our executive officers.

Customer complaints or negative publicity could affect use of our product adversely.

    Customer complaints or negative publicity about our customer service could diminish severely consumer confidence in and use of our product. Breaches of our customers' privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. We received negative media coverage in the second half of 2000 and the first quarter of 2001, as well as public criticism from the Better Business Bureau, regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. The number of customer service representatives we employed or contracted increased from 296 as of June 30, 2000 to 324 as of June 30, 2001. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers' confidence.

If additional state taxes are imposed on transaction processing companies, our operating results and financial condition could suffer.

    Transaction processing companies like us may be subject to state taxation of portions of their fees charged to customers for their services. Application of this tax is an ongoing issue, and the states have not adopted uniform guidelines implementing these regulations. If we must pay these taxes and cannot pass this tax expense through to our customers, our operating results and financial condition could suffer.

We have limited experience in managing and accounting accurately for large amounts of customer funds and our funds.

    Our ability to manage and account accurately for customer funds requires a high level of internal controls. We have neither an established operating history nor proven management experience in maintaining, over a long term, these internal controls. As our business continues to grow, we must strengthen our internal controls accordingly. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain necessary controls or to manage accurately customer funds could diminish customer use of our product severely.

We may experience breakdowns in our payment processing system that could damage customer relations and expose us to liability.

    A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. To operate our business successfully, we must protect our payment processing and other systems from interruption by events beyond our control. Events that could cause system interruptions include:

  •
  fire;

  •
  earthquake;

  •
  terrorist attacks;

  •
  natural disasters;

  •
  computer viruses;

  •
  unauthorized entry;

  •
  telecommunications failure; and

  •
  power loss and California rolling blackouts.

    We depend on third parties for co-location of our data servers and cannot guarantee the security of our servers. Our primary servers currently reside in facilities in Santa Clara, California. Currently these facilities do not provide the ability to switch instantly to another back-up site in the event of failure of the main server site. This means that an outage at one facility could result in our system being unavailable for at least several hours. This downtime could result in increased costs and lost revenues which would be detrimental to our business. Our primary Internet hosting provider, Exodus, recently filed for protection under Chapter 11 of the U.S. Bankruptcy Code. We cannot predict the effect this may have on its ability to continue to provide reliable service.

    We cannot assure you that our infrastructure could handle a larger volume of customer transactions. Any failure to accommodate volume could impair customer satisfaction, lead to a loss of customers, impair our ability to add customers or increase our costs, all of which would harm our business.

    Because our customers may use our products for critical transactions, any errors, defects or other infrastructure problems could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

We rely on our customers for distribution of our product, and this method of distribution may not meet our goals.

    We do not expect to spend significant amounts on traditional sales and marketing activities, such as television and radio advertising, and we rely heavily instead on distribution of our product by our customers themselves. Because of the rapidly evolving nature of electronic commerce, we cannot guarantee that our method of distribution will achieve our goals or that we will develop alternative distribution channels. In addition, because we rely primarily on our customers for product distribution, any disruption in our customer service or harm to our reputation could a have material adverse effect on our ability to distribute our product and expand our customer base.

Our inability to manage growth could affect our business adversely.

    We have experienced rapid growth in our revenues, from $8.8 million in the three months ended December 31, 2000 to $19.9 million in the three months ended June 30, 2001, and we intend to grow our business significantly. To support our growth plans, we may need to expand significantly our existing management, operational, financial and human resources, customer service and management information systems and controls. If we cannot manage our growth successfully, this could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results fluctuate and may not predict our future performance accurately.

    Although we have grown quickly, our quarterly results will fluctuate in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

  •
  changes in our costs, including interchange and transaction fees charged by credit card associations, and our transaction losses;

  •
  changes in our pricing policies or those of our competitors;

  •
  relative rates of acquisition of new customers;

  •
  seasonal patterns, including increases during the holiday season;

  •
  delays in the introduction of new or enhanced services, software and related products by us or our competitors or market acceptance of these products and services; and

  •
  other changes in operating expenses, personnel and general economic conditions.

    As a result, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the price of our common stock may fluctuate.

Loss of principal in reinvesting customer funds in the PayPal system and loss of principal in the PayPal Money Market Reserve Fund may affect adversely the perception of safety of customer funds.

    We reinvest customer funds in the PayPal system in short term money market and money market equivalent securities. Although we invest in high grade securities, the securities may lose value. Customers that opt to invest their money in the PayPal Money Market Reserve Fund may lose the original principal value of their initial investment. If that occurs, customers' perception of the handling of customer funds in the PayPal system may result in decreased participation in the Fund and affect adversely payment volume within our system.

We may not protect our proprietary technology effectively, which would allow competitors to duplicate our products and services.

    Our success and ability to compete in our markets depend, in part, upon our proprietary technology. We rely primarily on copyright, trade secret and trademark laws to protect our technology. While we have filed five patent applications, we have not been granted any patents for features of our electronic payment processing system. We cannot assure you that any of our patent applications will be granted or that if they are granted, they will be valid. We also enter into confidentiality and invention assignment agreements with our employees, consultants and vendors and generally control access to and distribution of our software, documentation and other proprietary information. We protect the source code for our proprietary software as a trade secret and as a copyrighted work. Nevertheless, a third party might try to reverse engineer or otherwise obtain and use our technology without our permission. In addition, the laws of some countries in which we sell our product may not protect software and intellectual property rights to the same extent as the laws of the U.S. Unauthorized copying, use or reverse engineering of our products could have a material adverse effect on our business, financial condition and results of operations.

Our product features may infringe claims of third-party patents, which could affect our business and profitability adversely.

    We are aware of various patents held by third parties in the area of electronic payment systems. The holders of rights under these patents might assert that we are infringing them. We cannot assure you that our product features do not infringe on patents held by others or that they will not in the future. If any party asserts claims against us, litigation may have a material adverse effect on us even if we defend ourselves successfully. In lieu of expensive litigation, we may seek a patent license but we cannot assure you that we could secure a license on reasonable terms.

We have limited experience competing in international markets. Our international expansion plans will expose us to greater political, intellectual property, regulatory, exchange rate fluctuation and other risks, which could harm our business.

    In the six months ended June 30, 2001, we generated 12.0% of our revenue from transactions where we collected fees from senders or recipients that resided outside the U.S. We intend to expand use of our product in selected international markets. If we could not continue our expansion into international markets, our business could suffer. Accordingly, we anticipate devoting significant resources and management attention to expanding international opportunities. Expanding internationally subjects us to a number of risks, including:

  •
  greater difficulty in managing foreign operations;

  •
  changes in a specific country's or region's political or economic conditions;

  •
  expenses associated with localizing our products, including offering customers the ability to transact business in multiple currencies;

  •
  differing intellectual property laws;

  •
  laws and business practices that favor local competitors;

  •
  multiple and changing laws, tax regimes and government regulations; and

  •
  foreign currency restrictions and exchange rate fluctuations.

Adverse currency fluctuations and foreign exchange controls could reduce revenues we receive from our international operations.

    We use the U.S. dollar as the functional currency of our system. Senders outside the U.S. fund their PayPal payments from credit card charges, which they must repay to their card issuers in their local currencies. In addition, for the countries where PayPal customers can withdraw their funds to local bank accounts, we must hold funds in Canadian dollars, British pounds, euros, Australian dollars and New Zealand dollars to fund such withdrawals. Some of the revenues we generate outside the U.S. are subject therefore to unpredictable and indeterminate fluctuations if the values of international currencies change relative to the U.S. dollar. Resulting exchange gains and losses affect our net income. Our risk management activities protect us from adverse changes in the value of only a limited number of currencies. Furthermore, we may become subject to exchange control regulations that might restrict or prohibit the conversion of our revenue currencies into U.S. dollars. Adverse currency fluctuations and foreign exchange controls could reduce revenues we receive from our international operations. Each of these risks could increase if we implement our plans to offer customers the ability to send and receive PayPal payments in multiple currencies.

Risks Related to This Offering

Future sales of our common stock may cause our stock price to decline.

    If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on shares outstanding as of September 21, 2001, upon completion of this offering we will have      shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. All of the shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market.

    In addition, 9,339,560 shares under outstanding options and warrants and 219,867 shares available for grant under our existing stock plans as of September 21, 2001 will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rules 144 and 701 under the Securities Act, as applicable. See "Shares Eligible for Future Sale."

    We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our stock price may experience volatility because of changes in securities analysts' estimates, competitive developments and other factors beyond our control, and you may lose all or a part of your investment.

    The market prices of stock for technology companies, particularly following an initial public offering, often reach levels that bear no relationship to the past or present operating performance of those companies. These market prices may not be sustainable and may be subject to wide variations. Our stock may be volatile because our shares have not been traded publicly. Following this offering, the market price for our common stock may experience a substantial decline. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

  •
  changes in securities analysts' estimates of our financial performance;

  •
  fluctuations in stock market prices and volumes, particularly among securities of technology companies;

  •
  discussion of PayPal or our stock price in online investor communities such as chat rooms;

  •
  changes in market valuations of similar companies;

  •
  announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

  •
  variations in our quarterly operating results;

  •
  loss of a relationship with a strategic partner; and

  •
  additions or departures of key personnel.

    An active public market for our common stock may not develop or sustain after the offering. We negotiated and determined the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Anti-takeover provisions in our organizational documents and Delaware law make any change in control more difficult.

    Our certificate of incorporation and bylaws contain provisions that may delay or prevent a change in control, may discourage bids at a premium over the market price of our common stock and may affect adversely the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

  •
  the division of our board of directors into three classes serving staggered three-year terms;

  •
  prohibiting our stockholders from calling a special meeting of stockholders;

  •
  our ability to issue additional shares of our common stock or preferred stock without stockholder approval;

  •
  our ability to issue blank-check preferred stock;

  •
  prohibiting our stockholders from amending our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

  •
  advance notice requirements for raising matters of business or making nominations at stockholders' meetings.

    We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.

    Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds for collateral requirements to support our transaction processing activities, capital expenditures and other general corporate purposes including continued international expansion and development of additional product functionality. We have not finalized yet the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not result in our profitability or increase our market value.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances.

    The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $  per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and warrants and future equity issuances, including any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We do not plan to pay dividends in the foreseeable future.

    We do not anticipate paying cash dividends to our stockholders in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Result of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

    We estimate our net proceeds from the sale of            shares of common stock in this offering will total $          million, or $          million if the underwriters exercise their over-allotment option in full, based on an assumed offering price of $  per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. We intend to use the net proceeds from this offering as follows:

  •
  $10.0 to $15.0 million for collateral requirements to support the growth of transaction processing with outside vendors. This processing includes but is not limited to ATM/debit card, credit card and ACH processing;

  •
  $10.0 to $15.0 million for capital expenditures; and

  •
  the balance for other general corporate purposes, including continued international expansion and development of additional product features.

    The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, products and technologies. We have no current agreements or commitments for acquisitions of any businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. For accounting purposes, we will treat the issuance of Class A Stock in the third quarter of 2001 as a deemed dividend of $1.4 million.

CAPITALIZATION

    The following table sets forth our cash, cash equivalents and short-term investments, restricted cash and capitalization as of June 30, 2001:

  •
  on an actual basis without any adjustments to reflect subsequent or anticipated events;

  •
  on a pro forma basis to reflect the conversion of all of the outstanding shares of our convertible preferred stock into 169,070,806 shares of common stock upon the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the conversion of all of the outstanding shares of our convertible preferred stock and the receipt of the estimated net proceeds from the sale of            shares of common stock in this offering, assuming an initial public offering price of $    per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

    You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of June 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data) (unaudited)
Cash, cash equivalents and investment securities	$161,765	$161,765	$

Restricted cash	$6,048	$6,048	$

Convertible preferred stock, par value $0.001 per share:
193,284,442 shares authorized, 169,070,806 shares issued and outstanding actual, no shares issued and outstanding pro forma and pro forma as adjusted	$278,324	$—	$
Stockholders' equity (deficit):
Common stock, par value $0.001 per share:
300,000,000 shares authorized, 38,279,404 shares issued and outstanding, 207,350,210 shares outstanding pro forma and shares outstanding pro forma as adjusted	38	207
Additional paid in capital	81,287	359,442
Deferred stock-based compensation	(13,726)	(13,726)
Stockholders' notes	(558)	(558)
Accumulated deficit	(231,033)	(231,033)

Total stockholders' equity (deficit)	(163,992)	114,332

Total capitalization	$282,145	$282,145	$

    This table excludes the following, as of June 30, 2001:

  •
  570,414 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.23 per share;

  •
  12,572,659 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.24 per share;

  •
  shares of common stock reserved for issuance under our employee stock purchase plan; and

  •
  1,062,298 shares of common stock reserved for future grant under our stock option plans.

DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock upon the completion of this offering.

    Our pro forma net tangible book value (deficit) as of June 30, 2001, assuming conversion of all outstanding preferred stock into common stock, equaled approximately ($      ) million or approximately $      per share of common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of      shares of common stock offered by us in this offering at an assumed initial public offering price of $         per share and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2001, would have equaled approximately $      per share of common stock. This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of $         per share to new investors of common stock in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table summarizes this per share dilution:

Assumed initial public offering price per share			$
Pro forma net tangible book value (deficit) per share as of June 30, 2001	$(	)
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors			$

    The following table summarizes on a pro forma basis, as of June 30, 2001, the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%			%	$
New investors

Total		100%			$100%

    We base the foregoing discussions and tables on the number of shares of stock outstanding as of June 30, 2001, and exclude:

  •
  570,414 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.23 per share;

  •
  12,572,659 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.24 per share;

  •
  shares of common stock reserved for issuance under our employee stock purchase plan; and

  •
  1,062,298 shares of common stock reserved for future grant under our stock option plans.

    To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    We derived the consolidated statement of operations data for the period from inception, March 8, 1999, to December 31, 1999, and for the year ended December 31, 2000, and consolidated balance sheet data as of December 31, 1999 and 2000 set forth below from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations for the six months ended June 30, 2000 and 2001 and the consolidated balance sheet data as of June 30, 2001, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management's opinion, these unaudited statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the consolidated financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

			Six Months Ended June 30,
	Mar. 8, 1999 (inception) to Dec. 31, 1999
		Year Ended Dec. 31, 2000
			2000	2001
	(in thousands, except per share data)
			(unaudited)
Consolidated Statements of Operations:
Transaction fees	$—	$8,454	$35	$31,608
Interest on funds held for others	—	2,046	239	2,063
Investment management fees	—	22	—	539
Service agreement revenues	—	3,938	3,072	—

Total revenues	—	14,460	3,346	34,210
Transaction processing expenses	—	25,093	6,230	19,413
Provision for transaction losses	—	11,028	1,355	5,539
Promotional and marketing	888	21,023	10,675	3,670
Product development	621	5,334	1,547	4,919
General and administrative	2,954	18,623	6,684	12,297
Customer service and operations	296	15,968	4,321	14,898
Amortization of goodwill and other intangibles	123	49,313	16,482	32,831
Service agreement costs and termination expenses	—	41,142	28,218	—

Total operating expenses	4,882	187,524	75,512	93,567

Loss from operations	(4,882)	(173,064)	(72,166)	(59,357)
Interest income	264	2,124	152	1,741
Other income (expense), net	(1)	1,434	1,386	708

Net loss	$(4,619)	$(169,506)	$(70,628)	$(56,908)

Basic and diluted net loss per share	$(1.64)	$(7.92)	$(5.49)	$(2.23)

Shares used in calculating basic and diluted net loss per share	2,814	21,396	12,875	25,552

Pro forma basic and diluted net loss per share (unaudited)		$(0.95)		$(0.29)

Shares used in calculating pro forma basic and diluted net loss per share (unaudited)		178,096		194,623

	Dec. 31,
			June 30, 2001
	1999	2000
			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,442	$120,142	$134,679
Restricted cash	150	3,976	6,048
Funds receivable	—	11,271	12,456
Non-current investment securities	—	—	27,086
Total assets	12,842	231,797	249,870
Due to customers	—	82,786	108,571
Funds payable	—	6,721	10,852
Reserve for transaction losses	—	4,900	5,686
Convertible preferred stock	15,791	241,641	278,324
Total stockholders' deficit	(4,040)	(113,454)	(163,992)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following commentary in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global, real-time payment solution. We offer our account-based system to users in 36 countries including the U.S. The PayPal product launched in October 1999; as of June 30, 2001, our network had grown to include 7.1 million personal accounts and 1.7 million business accounts. During the six months ended June 30, 2001, 4.2 million of our accounts sent or received at least one payment. For the six months ended June 30, 2001:

  •
  our account base grew by an average of 18,000 per day, with virtually no traditional sales or marketing;

  •
  we processed an average of 158,000 payments per day totaling $7.7 million in average daily volume;

  •
  our Gross Merchant Sales, or GMS, totaled $1,209.9 million; and

  •
  our transaction fees equaled 2.3% of total payment volume, compared to our transaction processing expenses of 1.4% of total payment volume.

  Merger between X.com Corporation and Confinity, Inc.

    We incorporated as X.com Corporation in March 1999 and intended to provide Internet banking services to our customers. On March 30, 2000, X.com merged with Confinity, Inc., with X.com as the surviving entity. By October 2000 we decided to focus our efforts on the PayPal product and to discontinue our Internet banking operations. We formally changed our name to PayPal, Inc. in February 2001. We accounted for the merger under the purchase accounting method. The excess of the purchase price over the fair value of the net assets totaled $131.3 million. We included this amount in goodwill and other intangible assets and amortize it using the straight-line method over a two-year period. Amortization expenses relating to the goodwill and other intangible assets totaled $49.3 million during the year ended December 31, 2000, and $32.8 million for the six months ended June 30, 2001. Purchased technology that had reached technological feasibility and was principally represented by the technology underlying the PayPal product was valued using a replacement cost method. This analysis resulted in an allocation of $0.6 million to existing technology, which was capitalized and is being amortized over two years. Additionally, a replacement cost analysis of the customer base and assembled workforce resulted in $6.3 million and $0.8 million, respectively, being capitalized and amortized over two years. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, we no longer will amortize goodwill and other intangibles with an indefinite useful life, but will test at least annually for impairment. Prior to the effective date of SFAS No. 142, we expect to amortize an additional $32.8 million of intangibles relating to the merger.

  Termination of Internet Banking Service Agreement

    In November 1999, we entered into a series of agreements with Community Bankshares, Inc., or CBI. Under the first agreement, we agreed to purchase CBI's wholly owned subsidiary, First Western National Bank, subject to the receipt of regulatory approvals. The second agreement provided for an Internet banking arrangement under which we would solicit customers to apply for First Western accounts and the customers would use our software programs to utilize Internet banking services from First Western. We agreed to reimburse CBI and First Western for their costs incurred in providing the First Western accounts. In December 2000, we discontinued our Internet banking services and terminated the stock purchase agreement with CBI. In December 2000, in accordance with the original agreement, we paid CBI a termination fee of $1.0 million and reimbursed CBI an additional $1.0 million for the net losses resulting from the Internet banking operations.

Sources of Revenue

    We earn revenues from three sources: transaction fees, interest on funds held for others and investment management fees. The following describes these revenue streams.

  Transaction Fees

    We recognize revenue from transaction fees when the transaction completes and no further obligations exist.

  Fees on Gross Merchant Sales

    We generate revenue primarily from transaction fees on the total dollar volume of payments made to all domestic and international business accounts. We refer to this dollar volume as Gross Merchant Sales, or GMS. We charge these transaction fees only to the payment recipient and not to the sender. Effective as of July 13, 2001, our rates varied according to the following schedule: 2.2% of GMS plus $0.30 per transaction for merchants receiving an average of at least $1,000 per month in payments; 2.9% of GMS plus $0.30 for merchants receiving an average of less than $1,000 per month in payments; and from 3.4% to 3.9% of GMS plus $0.30 for higher risk accounts. For the six months ended June 30, 2001, we charged business accounts a weighted average of 2.3% of GMS. We do not charge transaction fees to personal accounts on payments they receive. During the six months ended June 30, 2001, we processed a total of 28.6 million payments at an average size of $49 per payment.

    We automatically deduct the GMS transaction fees from all payments received by business accounts. Thus, we do not need to bill or collect from our customers and we have no accounts receivable in respect of GMS transaction fees. The majority of our business accounts pay our standard rate of 2.9% of GMS plus $0.30 for each payment received. As we have grown our customer base and added features to our product, we have increased the prices charged business accounts with no noticeable decline in volume.

  International Funding and Withdrawal Fees

    We charge our international senders a fee of 2.6% of the transaction amount plus $0.30 for each payment funded externally, as opposed to payments funded from an existing PayPal balance. For the six months ended June 30, 2001, our international senders paid a weighted average of 3.0% of the transaction amount for these payments. These fees are in addition to the GMS transaction fees paid by business account recipients of international payments. For withdrawals, we charge our international recipients a fee ranging from 1.5% to 2.6% of the amount plus $0.55 to $1.50 for each withdrawal from their PayPal accounts to local bank accounts. In addition, we charge a currency risk spread ranging from 0.8% to 2.9% of the withdrawal amount. For the six months ended June 30, 2001, 8.7% of our payment volume involved international senders or recipients, and international fees accounted for 12.0% of our total revenues.

  Debit Card Interchange Fees

    The PayPal ATM/debit card enables selected PayPal users to withdraw money from their PayPal account balances at any ATM connected to the Cirrus or Maestro networks and to make purchases from any merchant that accepts MasterCard. For the six months ended June 30, 2001, we earned a blended revenue rate of 1.6% of the transaction value from customers who used their cards to withdraw cash from ATMs or to make purchases. We currently pay holders of the PayPal ATM/debit card a 1.5% cash-back bonus on all PayPal ATM/debit card purchases if they join the PayPal Preferred Program. This program requires that auction sellers advertise PayPal as their exclusive online payment option. We continue to evaluate this promotion and may change the bonus amounts or requirements in the future. At June 30, 2001, 58.2% of activated PayPal ATM/debit cardholders qualified for the 1.5% cash back on PayPal ATM/debit card purchases as participants in the PayPal Preferred Program. We net these cash back payments against PayPal ATM/debit card revenues for financial reporting purposes. For the six months ended June 30, 2001, our weighted average fee, net of cash back payments, for PayPal ATM/debit card purchases and withdrawals equaled 1.0%.

  Interest on Funds Held for Others

    We invest the balances in most of our customers' accounts in short-term money market and money market equivalent securities which yielded an average annual return of 5.11% during the six months ended June 30, 2001. As of June 30, 2001, our total amount due to customers equaled $108.6 million. We recognize the interest income on these investments in the period in which we earn it. We expect interest income to fluctuate depending on changes in short-term interest rates and our overall amount of funds held for others. Beginning in October 2001, we plan to deposit all customer funds not transferred to the PayPal Money Market Reserve Fund in bank accounts, which generally bear interest at lower rates than short-term money market and money market equivalent securities.

  Investment Management Fees

    Our customers have the option of earning income on their PayPal account balances by purchasing shares of our affiliated money market mutual fund, the PayPal Money Market Reserve Fund. The PayPal Money Market Reserve Fund is managed by PayPal Asset Management, a wholly owned subsidiary of PayPal, Inc. and an SEC registered investment management company. An independent broker-dealer distributes the fund's shares.

    PayPal Money Market Reserve Fund shareholders have a corresponding amount of their money market fund balances automatically redeemed whenever they initiate PayPal payments.

    The Fund pays a variable rate of return. We currently earn a net annual management fee of 1.4% on the average net assets held in the Fund. An expense waiver of 0.4% is currently in place and could be eliminated with reasonable notice to shareholders, although we have no intention of taking such action at this time. At June 30, 2001, approximately 250,000 of our customers chose to invest in the Fund; the aggregate amount of customer funds invested in the Fund at this date totaled $45.2 million. These customers' balances accounted for 29.4% of all money held in the PayPal system as of that date.

Operating Expenses

  Transaction Processing Expenses

    We incur transaction processing expenses when senders fund payments and when recipients withdraw funds.

    Senders fund PayPal payments from three sources:

  •
  their existing PayPal balances;

  •
  their bank accounts; or

  •
  their credit cards.

    We bear all costs of funding payments into the PayPal system. We incur no cost on payments funded from existing PayPal balances. For payments funded by bank account transfer, we incur a processing cost of $0.03 per transaction. On credit card-funded payments, we incur a cost of 1.9% of the payment amount plus $0.18 per payment. Credit card funding costs comprise the bulk of our funding costs and include interchange expenses, authorization and settlement expenses and fraud screen expenses. For the six months ended June 30, 2001, credit cards funded 49.7% of our payment volume, bank account transfers funded 27.3% and existing PayPal balances funded 23.0%.

    Recipients withdraw funds by:

  •
  transferring to their bank accounts;

  •
  withdrawing cash at any ATM connected to the Cirrus or Maestro networks using the PayPal ATM/debit card;

  •
  purchasing from merchants that accept MasterCard using either the PayPal ATM/debit card or our Shop Anywhere feature; or

  •
  requesting a check from PayPal.

    We bear all costs associated with withdrawals from the PayPal system. On transfers to a recipient's U.S. bank account, we incur a processing cost of $0.03 per transaction. On transfers to a recipient's bank account in Canada, the United Kingdom, the Netherlands, Germany, France, Australia and New Zealand, our processing cost varies based upon withdrawal processing costs for the different countries. Our average processing cost for international bank account withdrawals for the six months ended June 30, 2001 equaled approximately $0.50. For ATM withdrawals and debit card purchases, we incurred a blended average per-transaction cost of approximately $0.55. Finally, we incurred a cost of $0.65 for each paper check we mail to our customers.

  Provision for Transaction Losses

    We incur transaction losses due to fraud and non-performance of third parties and customers. We establish reserves for these estimated losses. Examples of transaction losses include ACH returns, debit card overdrafts, charge-backs for unauthorized credit card use and merchant-related charge-backs due to non-delivery of goods or services. The reserves represent an accumulation of the estimated amounts necessary to cover all outstanding transaction losses, including losses incurred as of the reporting date but of which we have not yet been notified. We base the reserve estimates on known facts and circumstances, internal factors including our experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. We reflect additions to the reserve in current operating results, while we make charges to the reserve when we pay losses. We reflect recoveries in the reserve for transaction losses as collected.

    Credit card charge-backs comprise our largest source of transaction loss expense. As a percentage of total payment volume, we incurred transaction losses of 0.87% for the year ended December 31, 2000 and 0.40% for the six months ended June 30, 2001. Our transaction loss rate to total payment volume has decreased as a result of:

  •
  our risk management team's success in preventing losses and recovering fraudulent funds both from unauthorized credit card use and merchant-related fraud;

  •
  the implementation of front-end tools, risk controls, and proprietary technology to prevent merchant-related and unauthorized transaction losses; and

  •
  the reduction in the credit card-funded percentage of our total payment volume to 49.7% for the six months ended June 30, 2001, from 68.2% for the year ended December 31, 2000.

    The establishment of appropriate reserves is an inherently uncertain process, and ultimate losses may vary from the current estimates. We regularly update our reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses.

  Promotional and Marketing

    Promotional and marketing costs include salaries and stock-based compensation for marketing and business development personnel and promotional expenditures, which include new user sign-up and referral bonuses and cost of facilities, computer and communications equipment and support services used in promotional and marketing activities.

    We have paid promotional bonuses from $5 to $10 to each qualified customer opening a new PayPal account and $5 to $10 to customers referring new qualified customers. The amounts paid do not and did not depend on whether the customer generates revenue for us. We deposit these amounts into customer accounts and expense them as incurred.

  Product Development

    Product development expenses include salaries, stock-based compensation for product managers and software engineers, consulting fees, costs of facilities, computers and communications equipment and support services used in product development.

  General and Administrative

    General and administrative expenses consist primarily of salaries and stock-based compensation for our executive, administrative, legal, finance and human resources personnel, cost of facilities, computer and communications equipment, support services and professional services fees.

  Customer Service and Operations

    Customer service and operations expenses consist primarily of salaries, stock-based compensation for network administration personnel, customer service and operations personnel, contracting fees for our outsourced email based customer support, computer and communications equipment and cost of facilities.

  Stock-Based Compensation

    In connection with some employee stock option grants, we recorded deferred stock-based compensation based on the difference between the fair value of the common stock and the stock option exercise price of these stock options at the measurement date, typically the date of grant. We present this amount as a reduction of stockholders' equity and we amortize it over the vesting period of the applicable stock options. For the year ended December 31, 2000 and for the six months ended June 30, 2001, we recorded stock-based compensation expense of $5.8 million and $6.2 million, respectively.

    We accelerated the vesting on some outstanding stock awards for four employees we terminated during the year ended December 31, 2000. We recorded $0.5 million in additional stock-based compensation expense related to the acceleration as a result of the difference between the fair value of the awards at the new measurement date and the option exercise price. During the six months ended

June 30, 2001, we accelerated vesting for fourteen employees upon termination of service. We recorded $2.3 million in additional stock-based compensation expense. The table below includes these amounts.

    We include stock-based compensation expense in our statement of operations as follows:

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in thousands)
Promotional and marketing	$6	$5	$8	$14	$12	$36
Product development	48	64	180	623	383	392
General and administrative	441	164	3,662	397	1,605	3,115
Customer service and operations	23	48	57	84	157	462

Total	$518	$281	$3,907	$1,118	$2,157	$4,005

    We expect to amortize the $13.7 million of deferred stock-based compensation remaining at June 30, 2001 as follows (in thousands):

Six-month period ending December 31, 2001	$2,094
Year ending December 31, 2002	$4,189
Year ending December 31, 2003	$4,145
Year ending December 31, 2004	$2,908
Year ending December 31, 2005	$390

    These amounts may change due to forfeitures and additional grants of stock options.

    In July 2001, we adopted a liquidity program for the benefit of employees, designed to allow participants the opportunity to diversify some of their holdings of PayPal stock. We restricted the program to or for the benefit of employees with more than one year of service as of April 30, 2001 and at least 100,000 options or shares of our restricted stock. We extended a loan to program participants for up to 20% of their number of shares of common stock multiplied by $1.50. The loans accrued interest at a fixed rate of 5.02% per annum with principal and interest repayable in full at the end of four years. The loans were non-recourse and prepayable and, for employees, their maturity accelerated if the individual left our employment. In exchange for the loan, each participant pledged to us restricted stock totaling 20% of his or her equity investment in our stock. The loan agreements include a call feature which gave us the right to repurchase 10% of the participant's total equity investment at the time of the loan, at $3.00 per share. The call feature began one year from the date of the loan agreement and ended with the four-year term of the loan. We expect to record additional stock-based expense during the three months ended September 30, 2001 related to this program.

    In September 2001, we entered into amendments to the loan agreements under which the call feature became exercisable on September 4, 2001 and which provided that prepayment of the loan in full would extinguish the call. We exercised our call right and repurchased the total equity investments of participants in the loan program who had not prepaid their loans prior to that date. This resulted in the repurchase of 1,777,510 shares of our common stock.

  Amortization of Goodwill and Other Intangibles

    Goodwill and other intangibles resulted primarily from the merger between X.com Corporation and Confinity, Inc. in March 2000. We expect to recognize goodwill and other intangible asset amortization charges of $16.4 million per quarter through December 2001. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, we no longer will amortize goodwill and other intangibles with an indefinite useful life, but will test at least annually for impairment.

Net Operating Loss Carryforwards

    As of December 31, 2000, we had federal and state net operating loss carryforwards of $130.6 million and $119.0 million, respectively. These federal and state net operating loss carryforwards will begin to expire in varying amounts beginning in 2019 and 2007, respectively. The amounts of and benefits from net operating loss carryforwards may be limited due to changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986. Because of the uncertainty surrounding the recovery of the deferred tax assets, we have established a 100% valuation allowance against our net deferred tax assets at December 31, 2000 as we do not expect to receive any immediate benefit from our net operating loss carryforwards and other deferred tax assets.

Seasonality

    We do not have a sufficiently long operating history to generalize about seasonality of revenues. Nevertheless, we believe our business exhibits seasonality surrounding the holiday season, with disproportionately higher transaction volumes in the weeks preceding the Christmas holiday season and disproportionately lower transaction volume in the following weeks.

Results of Operations

  General

    Our historical operations consist primarily of the provision of an online payment product to businesses and consumers. Due to the evolving nature of our business, the termination of our Internet banking service agreement in December 2000, and the short period of time we have been in operation, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied on as an indication of future performance. You should read the following discussion in connection with the audited financial statements, the unaudited interim financial statements, the selected unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

  Six Months Ended June 30, 2001 Compared to the Six Months Ended June 30, 2000

  Revenues

    Transaction Fees.  A comparison of transaction fees for the six months ended June 30, 2001 and 2000 follows.

	Six Months Ended
	June 30, 2000	June 30, 2001
	(in thousands)
Transaction fees	$35	$31,608
Gross Merchant Sales (GMS)	$1,873	$1,209,862
Total payment volume	$295,063	$1,389,625

    Transaction fees increased to $31.6 million for the six months ended June 30, 2001, from $35,000 for the six months ended June 30, 2000. We attribute the increase in transaction fees primarily to:

  •
  The increase in fees on Gross Merchant Sales.  Gross Merchant Sales increased to $1,209.9 million for the six months ended June 30, 2001 from $1.9 million for the six months ended June 30, 2000. The average price we charged business accounts increased to 2.3% for the six months ended June 30, 2001 from 1.9% for the six months ended June 30, 2000. We began charging fees in June 2000 and have implemented a number of fee adjustments since that date, most recently in July 2001.

  •
  Our introduction of international access.  We launched international capability in November 2000. Revenues from fees assessed on international funding and withdrawals amounted to $2.7 million for the six months ended June 30, 2001.

  •
  The launch of PayPal ATM/debit cards.  We launched our ATM/debit card in late December 2000. Revenues from debit card interchange and ATM fees net of debit card cash-back payments amounted to $0.5 million for the six months ended June 30, 2001.

    Interest on Funds Held for Others.  Revenues from interest earned on funds held for others increased to $2.1 million for the six months ended June 30, 2001 from $0.2 million for the six months ended June 30, 2000. We attribute this increase primarily to growth in total account funds within the PayPal system, excluding funds transferred into the PayPal Money Market Reserve Fund. We earned a weighted average yield on these funds of 5.79% for the six months ended June 30, 2000 and of 5.11% for the six months ended June 30, 2001.

    Investment Management Fees.  We launched our Money Market Reserve Fund in November 2000. Revenues from investment management fees amounted to $0.5 million for the six months ended June 30, 2001.

  Service Agreement Revenues

    The Internet banking services agreement with First Western provided PayPal with 50.0% of any income and 100% of any losses resulting from the operation of the program. Interest income received from investing PayPal's excess cash in overnight investments comprised most of our revenues from this service agreement. We accrue and recognize interest income in the period earned. Service agreement revenues decreased from $3.1 million for the six months ended June 30, 2000 to $0 for the six months ended June 30, 2001 following the termination of this agreement.

  Operating Expenses

    Transaction Processing Expenses.  Transaction processing expenses increased by $13.2 million, or 211.6%, to $19.4 million for the six months ended June 30, 2001 from $6.2 million for the six months ended June 30, 2000. We attribute this increase primarily to the growth of our total payment volume by 371.0% to $1,389.6 million for the six months ended June 30, 2001 from $295.1 million for the six months ended June 30, 2000. As a percentage of total payment volume, total transaction processing expenses decreased to 1.4% from 2.1%. We attribute the decrease mainly to a reduction in the percentage of payment volume funded by credit cards to 49.7% for the six months ended June 30, 2001 from 80.3% for the six months ended June 30, 2000.

    Provision for Transaction Losses.  Provision for transaction losses increased by $4.1 million, or 308.7%, to $5.5 million for the six months ended June 30, 2001 from $1.4 million for the six months ended June 30, 2000. We attribute this increase primarily to the growth of our total payment volume by 371.0% to $1,389.6 million for the six months ended June 30, 2001 from $295.1 million for the six months ended June 30, 2000. As a percentage of total payment volume, provision for transactions losses decreased to 0.40% for the six months ended June 30, 2001 from 0.46% for the six months ended June 30, 2000. The ratio of our transaction loss rate to total payment volume has decreased as a result of both our increased efforts to control fraud and a reduction in the payment volume funded by credit cards.

    Promotional and Marketing.  Promotional and marketing expenses decreased by $7.0 million, or 65.6%, to $3.7 million for the six months ended June 30, 2001 from $10.7 million for the six months ended June 30, 2000. We attribute the decrease to the tightening of our requirements to receive sign-up and referral bonuses between the two periods. For each new customer acquired, average promotional bonus expenses decreased to $0.15 for the six months ended June 30, 2001 from $3.95 during the six months ended June 30, 2000. For the six months ended June 30, 2001 and the six months ended June 30, 2000, we expensed as incurred promotion costs of $0.5 million and $8.6 million, respectively.

    Product Development.  Product development expenses increased by $3.4 million, or 217.9%, to $4.9 million for the six months ended June 30, 2001 from $1.5 million for the six months ended June 30, 2000. As a percentage of revenues, product development expenses totaled 14.4% and 46.2% for the six months ended June 30, 2001 and 2000, respectively. The increase in the absolute expense figure reflects the expansion of our product development and engineering staff and related costs required to support our continued emphasis on product development. We attribute the decrease in product development expenses as a percentage of revenues for the six months ended June 30, 2001 from the six months ended June 30, 2000 mainly to the fact that revenues increased faster than product development expenses in these periods. Product development expenses also include amortization of stock-based compensation of $775,000 and $112,000 for the six months ended June 30, 2001 and 2000, respectively, and depreciation and amortization of fixed assets of $800,000 and $75,000 for the six months ended June 30, 2001 and 2000, respectively.

    General and Administrative.  General and administrative expenses increased by $5.6 million, or 84.0%, to $12.3 million for the six months ended June 30, 2001 from $6.7 million for the six months ended June 30, 2000. As a percentage of revenues, general and administrative expenses equaled 35.9% and 199.7% for the six months ended June 30, 2001 and 2000, respectively. We attribute the increase in absolute expense primarily to additional staffing levels and related costs required to manage and support our rapidly growing operations. We attribute the decrease in general and administrative expenses as a percentage of revenues for the six months ended June 30, 2001 from the six months ended June 30, 2000 primarily to the fact that revenues increased faster than general and administrative expenses as we enjoyed economies of scale in our corporate infrastructure. General and administrative expenses also include amortization of stock-based compensation of $4.7 million and $0.6 million for the six months ended June 30, 2001 and 2000, respectively.

    Customer Service and Operations.  A comparison of our customer service and operations expenses for the six months ended June 30, 2001 and 2000 follows.

	Six Months Ended June 30, 2000	Six Months Ended June 30, 2001	Percentage Increase (Decrease)
	(in thousands except for percentage, per payment and per account data)
Total number of payments	6,483	28,582	340.9%
Average number of accounts in period	1,101	7,158	550.1%
Customer service operations:
Expense	$4,321	$14,898	244.8%
As a percentage of revenues	129.1%	43.5%	—
Per payment	$0.67	$0.52	(22.4%)
Per account per month	$0.65	$0.35	(46.2%)

    The absolute expense increased as we hired more employees to support our payment volume growth during the period. In May 2000, we established our customer service and operations center in Omaha, Nebraska, and in February 2001, we engaged a provider of outsourced email customer support in New Delhi, India. We attribute the decrease in customer service and operations expenses as a percentage of revenues for the six months ended June 30, 2001 from the six months ended June 30, 2000 primarily to the fact that our revenues increased at a faster rate as we began to experience economies of scale in our support infrastructure. We attribute the decrease in our customer service and operations costs on a per payment and per account basis primarily to a combination of a reduction in the rate of customer contacts per payment and improved efficiency. Customer service and operations expenses also include amortization of stock-based compensation of $620,000 and $71,000 for the six months ended June 30, 2001 and 2000, respectively, and depreciation and amortization of fixed assets of $2.0 million and $0.5 million for the six months ended June 30, 2001 and 2000, respectively.

    Amortization of Goodwill and Other Intangibles.  Our amortization expense increased to $32.8 million for the six months ended June 30, 2001 from $16.5 million for the six months ended June 30, 2000. We attribute this increase to the merger with Confinity, Inc. on March 30, 2000.

    Service Agreement Costs and Termination Expenses.  Service agreement costs and termination expenses decreased from $28.2 million for the six months ended June 30, 2000 to $0 for the six months ended June 30, 2001 as the result of our termination of the CBI and First Western agreements in 2000.

    Loss from Operations.  For the six months ended June 30, 2001, our loss from operations totaled $59.4 million. For the six months ended June 30, 2000, our loss from operations totaled $72.2 million. We attribute the decrease in the loss primarily to the increase in our revenues to $34.2 million for the six months ended June 30, 2001 from $3.3 million for the six months ended June 30, 2000, partly offset by an increase in total operating expense to $93.6 million for the six months ended June 30, 2001 from $75.5 million for the six months ended June 30, 2000.

    Interest, Other Income and Expenses, Net.  Interest, other income and expenses, net increased by $0.9 million, or 59.2%, to $2.5 million for the six months ended June 30, 2001 from $1.5 million for the six months ended June 30, 2000. Interest, other income and expenses, net consist primarily of interest earned on cash, cash equivalents and short-term and long-term investments, the net effect of foreign currency gains and losses, and other miscellaneous income and expenses. We attribute this increase primarily to interest income from higher average cash balances resulting from our preferred stock equity financings.

    Net Loss.  Net loss decreased by $13.7 million, or 19.4%, to $56.9 million for the six months ended June 30, 2001 from $70.6 million for the six months ended June 30, 2000. For the six months ended June 30, 2000, our net loss totaled $70.6 million. We attribute the decrease in net loss primarily to (1) the increase in our total revenues to $34.2 million for the six months ended June 30, 2001 from $3.3 million for the six months ended June 30, 2000 and (2) the decrease in our total operating expenses as a percentage of payment volume.

  Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

    General.  We incorporated as X.com in March 1999 and intended to provide Internet banking services to our customers. Towards this goal, in November 1999 we entered into a series of agreements with Community Bankshares, Inc. that among other things allowed us to acquire First Western and to solicit customers for First Western's online banking services. In March 2000, we merged with Confinity, Inc., the creator of PayPal. By December 2000 we decided to focus our efforts on the PayPal product and to discontinue our Internet banking operations. Because we spent much of 1999 building infrastructure for an Internet banking service and, after the Confinity merger, focused our efforts primarily on continuing to build the PayPal product, we believe investors will not find meaningful the period-to-period comparison for the year ended December 31, 2000 and for the period from inception to December 31, 1999.

    Revenues.  Service agreement revenues increased to $3.9 million for the year ended December 31, 2000 from $0 for the period from inception to December 31, 1999. For the year ended December 31, 2000, transaction fees and interest on funds held for others amounted to $8.5 million and $2.0 million, respectively, all of which relates to the PayPal product we acquired in the March 2000 Confinity merger. We began charging transaction fees to business account payment recipients in June 2000 and instituted additional price increases during 2000. Investment management fees for the year ended December 31, 2000 amounted to $22,000, reflecting the launch of the PayPal Money Market Reserve Fund in November 2000.

    Transaction Processing Expenses.  Transaction processing expenses amounted to $25.1 million for the year ended December 31, 2000, reflecting total PayPal payment volume of $1,261.4 million for the year ended December 31, 2000.

    Provision for Transaction Losses.  Provision for transaction losses amounted to $11.0 million for the year ended December 31, 2000. As a percentage of total payment volume, provision for transaction losses amounted to 0.87% for the year ended December 31, 2000. The loss rate as a percentage of total payment volume increased from 0.54% for the three months ended June 30, 2000, to 1.28% for the three months ended September 30, 2000, and decreased to 0.78% for the three months ended December 31, 2000, as a result of our implementing risk controls and proprietary technology to prevent losses and a reduction during these periods in the percentage of our total payment volume funded by credit cards.

    Promotional and Marketing.  Promotional and marketing expenses increased to $21.0 million for the year ended December 31, 2000 from $0.9 million for the period from inception to December 31, 1999. Promotional and marketing expenses for 2000 reflect $14.9 million in sign-up and referral bonuses ranging from $5 to $10 paid to new and existing PayPal users to encourage expansion of the PayPal user base following the Confinity merger. Included in the total expense of $21.1 million for the year ended December 31, 2000 is $33,000 related to amortization of stock-based compensation.

    Product Development.  Product development expenses increased to $5.3 million for the year ended December 31, 2000 from $0.6 million for the period from inception to December 31, 1999. We attribute this increase to a greater number of employees in our engineering and product groups, resulting in higher salaries and stock-based compensation and depreciation expenses associated with fixed assets purchased for product development. In addition, we recognized approximately $623,000 and $20,000 of amortization expenses associated with capitalized software and website development costs, respectively.

    General and Administrative.  General and administrative expenses increased to $18.6 million for the year ended December 31, 2000 from $3.0 million for the period from inception to December 31, 1999. We attribute this increase primarily to greater professional fees, outside service fees and other corporate expenses. Our general and administative expenses also included $4.7 million of stock-based compensation for our executive, administrative, legal, finance and human resources personnel, compared with $0.1 million for the period ended December 31, 1999.

    Customer Service and Operations.  Customer service and operations expenses increased to $15.9 million for the year ended December 31, 2000 from $0.3 million for the period from inception to December 31, 1999. We attribute this increase in customer service and operations expenses primarily to greater headcount in customer service and operations and rent and other fixed assets purchased for our establishment of our Omaha, Nebraska customer service and operations center.

    Service Agreement Costs and Termination Expenses.  Service agreement costs and termination expenses increased to $41.1 million for the year ended December 31, 2000 from $0 for the period from inception to December 31, 1999. We attribute this increase to costs incurred pursuant to the terms of the service agreement to reimburse CBI and First Western for providing internet banking accounts to our users.

Quarterly Results of Operations

    The following table sets forth, for the periods presented, data regarding our revenues, operating expenses and net loss. We derived this data from our unaudited consolidated financial statements,

which we believe have been prepared on substantially the same basis as our audited consolidated financial statements. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in thousands, except per share data) (unaudited)
Consolidated Statements of Operations:
Transaction fees	$—	$35	$1,016	$7,403	$12,964	$18,644
Interest on funds held for others	—	240	727	1,079	1,143	920
Investment management fees	—	—	—	22	192	348
Service agreement revenues	1,186	1,886	529	337	—	—

Total revenues	1,186	2,161	2,272	8,841	14,299	19,912

Transaction processing expenses	—	6,230	9,764	9,098	8,754	10,660
Provision for transaction losses	13	1,343	5,432	4,241	3,103	2,437
Promotional and marketing	758	9,917	7,155	3,194	2,035	1,635
Product development	560	987	1,805	1,982	2,401	2,517
General and administrative	2,816	3,867	7,129	4,810	5,025	7,272
Customer service and operations	547	3,774	5,905	5,741	7,221	7,678
Amortization of goodwill and other intangibles	67	16,415	16,415	16,416	16,415	16,415
Service agreement costs and termination expenses	19,344	8,874	6,648	6,276	—	—

Total operating expenses	24,105	51,407	60,253	51,758	44,954	48,614

Loss from operations	(22,919)	(49,246)	(57,981)	(42,917)	(30,655)	(28,702)
Interest income	152	—	1,015	957	943	798
Other income (expense), net	(46)	1,432	(9)	56	454	254

Net loss	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)

Operating Data:
Gross Merchant Sales	$—	$1,873	$55,621	$335,691	$546,848	$663,014
Total payment volume	$46,263	$248,799	$422,760	$543,562	$642,737	$746,888
Total number of payments	1,026	5,456	9,438	12,325	13,524	15,058
Total number of accounts (at period end)	824	2,190	3,718	5,518	7,200	8,798
Number of business accounts	—	14	289	800	1,327	1,731

    Our operating results have varied on a quarterly basis during our operating history. We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may affect our operating results include, among others: the continued growth in our payment volume; our ability to maintain and increase our customer base and our Gross Merchant Sales; our ability to maintain and increase our international usage, debit card usage and user balances in our system; changes in our pricing policies and revenue mix; the announcement or introduction of new or enhanced services by us or our competitors; changes in our cost structure, including transaction losses and credit card funding rates; consumer acceptance of the Internet for a product such as ours; consumer acceptance of the Internet as a medium of commerce; and general economic conditions.

    Unfavorable changes in any of the above factors could affect materially and adversely our revenues, results of operations in future periods and the market price of our common stock. As a result, you should not rely upon period-to-period comparisons of our results of operations as an indication of future performance. In addition, the results of any quarterly period do not indicate results to be expected for a full fiscal year. We cannot predict many of the factors outlined above and they may cause significant fluctuations in our operating results. These fluctuations may cause our annual or quarterly results to fall below market expectations, which could affect the market price of our stock materially and adversely.

Liquidity and Capital Resources

    Since inception, we have financed our activities primarily through a series of private placements of convertible preferred stock. As of June 30, 2001, we had raised $210.7 million net of issuance costs from the sale of equity securities.

    Net cash used by operating activities totaled $4.1 million for the year ended December 31, 1999, $110.3 million for the year ended December 31, 2000 and $16.5 million for the six months ended June 30, 2001. Net cash used by operating activities resulted primarily from our net loss and was offset by non-cash charges for depreciation and amortization.

    Net cash used in investing activities totaled $2.9 million for the year ended December 31, 1999, $21.6 million for the year ended December 31, 2000 and $31.0 million for the six months ended June 30, 2001. We primarily used the invested cash in the periods presented for purchases of investment securities and fixed assets.

    Net cash provided by financing activities totaled $15.5 million for the year ended December 31, 1999, $231.7 million for the year ended December 31, 2000 and $62.7 million for the six months ended June 30, 2001. Net cash provided by financing activities primarily resulted from the issuance of preferred stock to third parties and increases in amounts due to customers.

    For the six months ending December 31, 2001, we expect to make approximately $7.0 million in capital expenditures relating to the establishment of a secondary data center, further upgrading our primary data center, and investment in networking and equipment infrastructure for our head office.

    As of June 30, 2001, our total restricted cash holdings of $6.0 million consisted of the following:

  •
  Transaction processing (e.g., PayPal ATM/debit card and credit card processing): $5.0 million

  •
  General corporate activities (e.g., lease agreements): $1.0 million

    As of June 30, 2001, the following sets forth our minimum lease commitments:

Year Ended December 31,	Capital Leases	Operating Leases
	(in thousands)
2001 (Last six months only)	$109	$904
2002	235	1,863
2003	14	1,932
2004	—	1,998
2005 and thereafter	—	4,385

Total minimum lease commitments	$358	$11,082

    In addition, we have minimum payments due under service and marketing agreements in the aggregate amount of $0.4 million in 2001 (last six months only), $1.5 million in 2002, $1.9 million in 2003, $3.0 million in 2004 and $2.5 million in 2005.

    We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity, without giving effect to the net proceeds from this offering, will suffice to fund our operations for at least the next 24 months. Giving effect to the net proceeds from this offering, our capital resources will suffice to fund our operations for the foreseeable future. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, we may not secure financing when we need it or we may not secure it on acceptable terms. If we do not raise additional funds when we need them, we might have to delay, scale back or eliminate expenditures for expansion of our product plans and other strategic initiatives.

Quantitative and Qualitative Disclosures About Market Risk

    We are exposed to market risks related to fluctuations in interest rates on our fixed and variable rate debt. Currently, we do not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities or other types of derivative financial instruments.

    We do not believe that the future market risks related to the above securities will have a material adverse impact on our financial position, results of operations or liquidity.

    To date, all of our recognized revenue has been denominated in U.S. dollars. For the six months ended June 30, 2001, we earned approximately 12.0% of our revenue from international markets, which in the future may be denominated in various currencies. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of some currencies in relation to the U.S. dollar and diverging economic conditions in foreign markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not affect adversely our financial results in the future.

    We use the U.S. dollar as the functional currency of our system. Senders outside the U.S. fund their PayPal payments from credit card charges, which they must repay to their card issuer in local currency. In addition, for the countries where PayPal customers can withdraw their funds to local bank accounts, we must hold funds in Canadian dollars, British pounds, euros, Australian dollars and New Zealand dollars to fund such withdrawals. Some of the revenues we generate outside the U.S. are subject therefore to unpredictable and indeterminate fluctuations if the values of international currencies change relative to the U.S. dollar.

    We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Our revenue from interest on funds held for others and interest income on our invested corporate capital is sensitive to changes in the general level of U.S. interest rates and any declines of interest rates over time would reduce our revenues and interest income from our portfolio.

Inflation and Foreign Currency Risk

    Inflation has not had a significant impact on our operations during the periods covered by the accompanying consolidated financial statements. Additionally, foreign exchange risk does not pose a significant threat to us because we set the dollar-to-local currency conversion rate for international withdrawals at a rate that is designed to cover our intra-day risks of holding foreign currencies. If inflation increases, if foreign currency fluctuations make it less attractive for international customers to make payments in U.S. dollars, or if we do not properly manage our exposure to the foreign currencies that we hold, our business, financial condition and results of operations could suffer. The difficulty of managing our foreign currency exposure will increase if we implement our plans to offer customers the ability to send and receive payments in multiple currencies.

Effect of Recent Accounting Changes

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS No. 133 will have no impact on us as we have no derivative instruments and do not perform hedging activities.

    In June 2001, the FASB issued SFAS No. 141 Business Combinations, or SFAS No. 141. The standard concludes that all business combinations within the scope of the statement will be accounted for using the purchase method. Previously, the pooling-of-interests method was required whenever certain criteria were met. Because those criteria did not distinguish economically dissimilar transactions, similar business combinations were accounted for using different methods that produced dramatically different financial statement results. SFAS No. 141 no longer permits the use of pooling-of-interest method of accounting. In addition, the statement also requires separate recognition of intangible assets apart from goodwill if they meet one of two criteria: the contractual-legal criterion or the separability criterion. SFAS No. 141 also requires the disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later.

    In June 2001 the FASB also issued SFAS No. 142 Goodwill and Other Intangible Assets, or SFAS No. 142. It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40-year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment, which may require re-measurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001. The statement is required to be applied at the beginning of the fiscal year and applied to all goodwill and other intangible assets recognized in the financials at that date. Impairment losses are to be reported as resulting from a change in accounting principle. We will implement SFAS No. 142 beginning January 1, 2002. We have not yet determined the impact of implementation to our consolidated results of operations.

BUSINESS

Overview

    PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global, real-time payment solution. We deliver a product ideally suited for small businesses, online merchants, individuals and others currently underserved by traditional payment mechanisms.

    We seek to become the global standard for online payments. We offer our account-based system to users in 36 countries including the United States. For the three months ended June 30, 2001, our payment volume to business accounts, which we refer to as Gross Merchant Sales or GMS, totaled $663.0 million. GMS equaled 88.8% of our total payment volume of $746.9 million for this period. Our GMS consists mainly of payments to small businesses. Currently, a majority of these payments relate to sales of goods and services through online auctions. As of September 1, 2001, we had 10.0 million registered users, including 2.0 million business accounts and 8.0 million personal accounts.

    The small business market presents us with a potentially significant opportunity. According to the U.S. Census Bureau, approximately 22.6 million small businesses in the U.S., those with less than $1.0 million in annual receipts, generate an aggregate of $1.6 trillion in annual sales. In addition, according to The Nilson Report, only 3.1 million merchants in the U.S. currently accept credit cards, leaving a large number of sellers unable to accept traditional electronic payments. By enhancing the existing payment infrastructure, the PayPal product serves the need of these sellers for a secure, convenient and cost-effective online payment solution.

    To send a payment, a PayPal account holder enters the email address of the recipient and the payment amount, and selects a funding source—credit card, bank account or PayPal balance. When a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated our Web Accept feature, the consumer can open a PayPal account from the merchant's site in order to make a purchase.

    Payment recipients may use their funds to make payments to others, leave the funds in their PayPal accounts and earn a money market rate of return, or withdraw the funds at any time by requesting a bank account transfer or a check delivered by mail or by using the PayPal ATM/debit card. When a PayPal sender makes an email payment to a recipient who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds.

    We have achieved our rapid growth through a combination of the "push" nature of email payments to non-registered recipients and the "pull" nature of Web Accept. During the three months ended June 30, 2001, our account base grew by an average of 18,000 per day, with virtually no traditional sales or marketing.

    During the three months ended June 30, 2001, we processed an average of 165,000 payments per day totaling $8.2 million in daily volume. Our target transaction size ranges from $10 to $1,000. For the same period, 84.7% of our transactions fell within this range, and our average payment amount equaled approximately $50.

    We earn revenues primarily from transaction fees on GMS, from international fees and from fees on our ATM/debit card. For the three months ended June 30, 2001, we generated revenues of $19.9 million, of which GMS fees comprised 81.9%, or $16.3 million. For the same period, our transaction fees equaled 2.5% of total payment volume, compared to our transaction processing expenses of 1.4% of total payment volume.

Industry Overview

  Growth of Online Commerce

    Forrester projects consumer purchases on the Internet to grow from an estimated $38.8 billion in 2000 to $143.8 billion in 2003. The emergence of auction-based marketplaces, which provide small merchants and consumers access to the global market, contribute significantly to this growth. For example, eBay, the largest online auction site, reported gross merchandise sales of $4.2 billion for the six months ended June 30, 2001, an increase of 73.4% over the comparable period in 2000. Forrester projects continued robust growth in total consumer auction sales—from an estimated $6.1 billion in 2000 to $19.0 billion in 2003.

  Legacy Payment Systems

    Traditionally, consumers and businesses have effected payments by delivering cash, paper checks or money orders, by instituting wire transfers or by using credit cards. According to The Nilson Report, an estimated $4.9 trillion in consumer payments were made in the U.S. in 1999. Paper checks, the most common method of settling commercial transactions, comprised 46.2% of the total dollar value of commercial payments in 1999. Credit card transactions represented 22.5% of the total. Many small to mid-sized businesses wishing to conduct transactions online may find these traditional payment methods insecure, expensive or inconvenient.

    Cash:  Cash payments, while effective for face-to-face low-value transactions, do not function effectively for transactions in which the buyer and seller are in different locations.

    Checks:  Both the sender and the recipient of paper checks can find them costly and inconvenient in terms of printing, mailing, delivering and processing. In addition, checks settle slowly, as even after delivery and deposit checks still can take several days to clear and allow the recipient access to the funds.

    Wire Transfer:  Individuals sending money overseas and persons without bank accounts primarily use wire transferors and money transmission services. These services often charge high fees, particularly for low-and mid-value payments, and involve inefficient methods of payment notification and receipt.

    Credit Cards:  Credit cards accounted for approximately 98.5% of payment volume for online transactions in 2000 according to ActivMedia. However, many small and mid-sized businesses may find drawbacks to accepting credit cards for online transactions. In order to obtain a merchant agreement and accept credit cards online, many merchants need to provide a personal guaranty, acquire specialized hardware, prepare a loan application, establish secure Internet connections and encrypt all customer credit card data. In addition, the up-front and monthly fixed costs and the relatively high variable processing costs at low volumes may make credit cards prohibitively expensive for smaller merchants. Fraud poses a major problem for online merchants, which bear responsibility for fraudulent credit card payments. According to Global Industry Analysts, online fraud accounted for approximately 5% of total online transactions in 1999.

Our History

    We set out to develop a payment system combining the pervasiveness of email with the existing financial infrastructure—the Automated Clearing House, or ACH, system, the credit card networks and the ATM/debit card networks. We launched our product in October 1999, offering free email-driven, person-to-person payments. In order to encourage growth, we designed our system to allow senders to pay people who did not yet have PayPal accounts. Every time a PayPal user sent money to someone who had not joined the PayPal network, the recipient received an email with a link to open a PayPal account and claim his money. In this way, the user base grew as a direct function of people using the

PayPal system. We augmented this user-driven growth with various promotional bonuses. During the earlier stages of our growth, we offered qualified new users a $5 to $10 sign-up bonus, automatically deposited into their PayPal accounts, to encourage them to send money to others. Additionally, for every new member one of our users brought into the network, we deposited into the original user's PayPal account a $5 to $10 referral bonus. We began the year 2000 with 12,000 users. Just six months later, our account base had grown to 2.2 million users, and as of June 30, 2001, we had 8.8 million users.

    Recognizing that much of our payment volume involved businesses, in June 2000 we began charging fees to our higher volume individual and commercial recipients by launching business accounts. Unlike personal accounts, business accounts may send and receive unlimited credit card funded payments and also take advantage of e-commerce-enabling features such as Web Accept, which allows merchants to receive payments directly from their websites. By the end of June 2000, we had 14,000 business accounts. By December 31, 2000, this number grew to over 800,000. Many merchants joined PayPal in part because of the widespread consumer adoption of our payment system. A number of previous attempts to create new payment mechanisms failed largely because of the "chicken and egg" problem—consumers did not adopt the mechanism because merchants did not accept it, and merchants would not accept it because no consumers used it. We solved this problem by making it virtually costless for merchants to sign up for accounts. A business only needed email and an Internet connection. At the same time, our growing customer base encourages merchants to register simply by sending them email payments. As of June 30, 2001, our 8.8 million total accounts included 1.7 million business accounts.

    For the three months ended June 30, 2001, we processed an average of 165,000 payments per day, totaling $8.2 million in daily volume. Fee paying business accounts received 88.8% of this payment volume, for a total of $663.0 million in GMS. We have refined our sign-up and referral bonus requirements to encourage our customers to utilize the full range of our product, including the ability to link a bank account and to earn a money market rate of return on their respective PayPal balances. During the three months ended June 30, 2001, we added an average of 18,000 new accounts every day at an average cost of $0.14 in promotional bonuses per new account. As we have grown our customer base and added features to our product, we have increased the prices charged business accounts with no adverse effect on GMS. We believe that our market exhibits network characteristics, meaning that as the number of participants within the PayPal's network grows, the value of joining the network grows as well.

The PayPal Product

    PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our email-driven solution builds on the legacy financial infrastructure of bank accounts and credit cards to create a real-time online payment network available to users in 36 countries.

  How PayPal Works

    Joining the Network.  To send or receive a payment, a user first must open a PayPal account. A new recipient opens an account after receiving notification of a payment, and each new sender opens an account in the process of making a payment, either at the PayPal website or at the website of a merchant that has integrated our Web Accept feature. Allowing new users to join the network at the time of making or receiving payments encourages our natural, user-driven growth. Our free, fast and simple account sign-up process asks each new user to register with PayPal his name, street address and email address, which serves as the unique account identifier.

    Making Payments.  Senders make payments at the PayPal website or at the sites of merchants that have integrated our Web Accept feature. To make a payment at our website, a sender logs on to his account and enters the recipient's email and the dollar amount of the payment. To make a payment through Web Accept, a sender selects an item for purchase, confirms the payment information and enters his email address and password to authorize the payment. In both scenarios, we debit the money from the sender's PayPal balance and instantly credit it to the recipient's PayPal balance. In turn, the recipient can make payments to others or withdraw his funds at any time. We earn revenues when a business account receives a payment.

    Funding Payments.  Senders fund payments in three ways:

  •
  from the sender's existing PayPal balance;

  •
  from the sender's bank account, using the Automated Clearing House, or ACH, network; or

  •
  from the sender's credit card.

    We incur no funding cost on payments made from existing PayPal balances. We incur a cost of $0.03 for each bank account ACH transfer. By contrast, on credit card-funded payments we incur processing and interchange fees of 1.9% of the payment amount plus $0.18. As a result, we encourage our users to make bank account-funded payments. We also encourage our users to maintain PayPal balances by offering a money market rate of return on PayPal account balances placed in our Money Market Reserve Fund. This Fund, which is managed by Barclays Global Fund Advisors, bears a current yield of 2.29% as of September 4, 2001. For the three months ended June 30, 2001, customers funded 22.2% of payment volume through their existing PayPal balances, 27.3% via bank account transfers and 50.5% by credit cards. While we encourage senders to make payments from bank account transfers or existing PayPal balances, we also welcome and encourage senders to register and use credit cards. Many senders prefer to fund transactions using credit cards, and their participation in our user base increases the value of our payment network.

    Verification of our Account Holders.  In order for senders to fund payments from their bank accounts, they first must become verified PayPal users through our Random Deposit technique for which we have applied for a patent: we make two deposits ranging from 1 to 99 cents to the user's bank account. To verify ownership of the account, the user then enters the two amounts as a 4-digit code at the PayPal website. In addition to allowing funding via bank accounts, verification also removes some spending limits on users' accounts and gives them reputational advantages when transacting with other members of the PayPal community.

	Funding Metrics As of
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in millions, except percentages)
Number of verified bank accounts	—	0.04	0.78	1.38	1.97	2.51
Percentage of payment volume funded by credit cards during three months ended	76.2%	81.0%	74.1%	56.9%	48.8%	50.5%

    The percentage of our payment volume funded by credit cards increased slightly from 48.8% for the three months ended March 31, 2001 to 50.5% for the three months ended June 30, 2001 partly because a higher proportion of our payment volume during the latter period involved international accounts, which allow external funding only from credit cards, and partly because we increased the initial credit card spending limit from $250 to $1,000 before a user becomes verified.

    Withdrawing Money.  Each account holder may withdraw money from his PayPal account via an ACH transfer to his bank account or by a mailed check from PayPal. Qualifying PayPal users also can receive a PayPal ATM/debit card, which provides instant liquidity to their respective PayPal account balances. ATM/debit card holders can withdraw cash from any ATM connected to the Cirrus or Maestro networks and can make purchases at any merchant accepting MasterCard. For the three months ended June 30, 2001, we earned revenues net of cash back payments of approximately 0.9% on PayPal ATM/debit card transactions.

    In September 2001, we launched our new virtual debit card feature called Shop Anywhere. Shop Anywhere allows all PayPal users to make purchases using their PayPal balances from merchants accepting MasterCard.

  Account Types

    Business Accounts.  Gross Merchant Sales, or GMS, equals the total dollar volume of payments received by business accounts. Business accounts pay us transaction fees on all GMS. Since July 13, 2001, our per transaction rate varied according to the following schedule: 2.2% of GMS plus $0.30 for merchants receiving an average of at least $1,000 per month in payments; 2.9% of GMS plus $0.30 for merchants receiving an average of less than $1,000 per month in payments; and from 3.4% to 3.9% of GMS plus $0.30 for higher risk accounts.

	For the Three Months Ended
	Mar. 30, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in millions, except percentages)
Gross Merchant Sales (GMS)	$—	$1.9	$55.6	$335.7	$546.8	$663.0
Total payment volume	$46.3	$248.8	$422.8	$543.6	$642.7	$746.9
GMS as a percentage of total payment volume	—	0.8%	13.2%	61.8%	85.1%	88.8%

    Business accounts benefit from a number of additional features:

  •
  the right to receive unlimited credit card-funded payments;

  •
  the ability to apply for the PayPal ATM/debit card;

  •
  the right to list on PayPal Shops, a searchable directory of over 20,000 online businesses that accept PayPal;

  •
  our Web Accept feature, which enables businesses to accept payments directly from their websites;

  •
  the PayPal shopping cart feature, which allows a business account's customers to purchase multiple items with a single payment; and

  •
  subscriptions, allowing businesses to receive regularly scheduled payments.

    Personal Accounts.  PayPal personal accounts allow users to make and receive free online payments, subject to a limit of $100 per month in credit card-funded payments received. Personal accounts can upgrade to business accounts at any time and thereby avail themselves of all the benefits of a business account, including the removal of the $100 limit on the receipt of credit card-funded payments. During the three months ended June 30, 2001, 189,000 customers upgraded from personal to business accounts.

    International Accounts.  We currently allow residents of 35 foreign countries to open business or personal PayPal accounts. These international senders make payments through credit cards or from their PayPal account balances. International recipients may withdraw money from their PayPal accounts to a U.S. bank account free of charge. In addition, international recipients in seven countries can make electronic funds transfer withdrawals to their local bank accounts for a fee of 1.5% to 2.6% of the withdrawal amount plus $0.55 to $1.50 per withdrawal. We charge international senders a fee of 2.6% plus $0.30 for making payments not funded from an existing PayPal balance. As of June 30, 2001, we had 495,000 international accounts, compared with 313,000 as of March 31, 2001. We intend to develop multi-currency functionality, which will enable our international users to hold balances in their local currencies.

  Security and Privacy

    PayPal users choose a unique password to protect their accounts. To make payments, senders need to disclose only their email addresses to recipients. Similarly, to receive payments, recipients need to disclose only their email addresses to senders. Many buyers and sellers wary of disclosing financial information online find this high level of personal privacy attractive.

    PayPal account balances, while not FDIC insured, receive protection through an insurance policy issued by Travelers Insurance. This insurance protects account holders from unauthorized withdrawals for amounts up to $100,000.

Our Strategy

    We seek to expand upon our market leadership and become the online payment network of choice around the world. To establish PayPal as the online payment standard, we will continue to identify transactions and markets not served adequately by existing payment systems and to develop product features that improve upon those legacy systems. In addition to growing our customer base, our business strategy includes the following:

    Expand Small Business Payment Volume.  We intend to continue to develop features to spur our growth as a payment vehicle for small businesses. During the past year, we added features such as a PayPal shopping cart, which allows buyers to make a single payment for multiple items from a merchant's website, PayPal Shops, a directory of over 20,000 businesses that accept PayPal, a reputation system to give buyers information on the integrity of businesses, and a subscription feature, allowing recurring payments for digital content.

    Strengthen our Position as the Payment Method of Choice on Online Auctions.  We have become the leading payment network for online auction websites, including eBay, partially due to the size of our network and widening acceptance of our product. We intend to strengthen our leadership position in the auction business by continuing to add product features important to auction participants. During the past year, we added features such as automated invoicing, bidder notification emails, automatic PayPal logo insertion into auction listings and the ability for auction sellers to accept payments directly from their auction pages.

    Expand Recurring Revenue.  Our growing installed user base provides us with recurring revenue. We intend to expand this revenue by continuing to enhance the product features we offer customers.

    Increase Volume of International Payments.  We plan to grow our international volume by adding product features designed to increase international access to our network and enhance its functionality. We intend to expand PayPal's reach beyond the current 36 countries. We plan to increase the number of foreign countries where users can withdraw funds to their local bank accounts. We also are developing a multi-currency platform to enable international users to transact in local currencies.

    Maintain Low Variable Costs, Particularly Transaction Losses.  Our relatively low variable operating costs and high per transaction revenue create an attractive profit opportunity as we grow our volume. Risk management represents a critical component of maintaining low variable operating costs. Our risk management techniques have reduced our provision for transaction losses from 1.28% for the three months ended September 30, 2000 to 0.33% for the three months ended June 30, 2001.

    Grow PayPal ATM/Debit Card Usage.  The PayPal ATM/debit card allows selected PayPal account holders to access their account balances from any ATM connected to the Cirrus or Maestro networks and to make purchases from any merchant that accepts MasterCard. We earn a transaction fee whenever our customers make debit card purchases or withdraw money from an ATM using this card. For the three months ended June 30, 2001, 7.4% of the funds leaving the PayPal system were withdrawn using the PayPal ATM/debit card. We intend to increase our ATM/debit card volume by further broadening its distribution to qualified PayPal account holders.

Our Customers

  Business Customers

    Our business accounts conduct a wide variety of commercial transactions using PayPal, including the sale of goods online such as electronics and household items, the sale of services online such as web design and travel, and the sale of digital content. Offline businesses, including lawyers, contractors and physicians, also increasingly receive payments online through PayPal.

    PayPal has emerged as the payment method of choice for small to medium-sized businesses on eBay, the largest online auction community. As of June 30, 2001, 66.4% of all eBay auctions explicitly accepted PayPal.

  Personal Customers

    Our personal accounts primarily use PayPal to make payments to businesses for goods and services. We also enable "person-to-person" payments, examples of which include roommates sharing living expenses, parents sending money to children, friends sharing travel expenses and purchases from small-scale, infrequent online auction sellers.

	Account Data As of
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in thousands, except for percentages)
Business accounts	—	14	289	800	1,327	1,731
Personal accounts	824	2,176	3,429	4,718	5,873	7,067
Total accounts	824	2,190	3,718	5,518	7,200	8,798
Business accounts as a percentage of total accounts	—	0.6%	7.8%	14.5%	18.4%	19.7%

  International Customers

    As of June 30, 2001, we had 495,000 international accounts, equal to 5.6% of our total account base. By comparison, as of March 31, 2001, we had 313,000 international accounts, equal to 4.3% of our total account base. For the three months ended June 30, 2001, 9.7% of all PayPal payments involved at least one international account, up from 7.5% for the prior quarter. We are developing a multi-currency platform to enable international users to transact in local currencies, initially euros, British pounds and Canadian dollars.

    Residents of 36 countries have access to the PayPal network. As of June 30, 2001, our largest markets outside the U.S. included 174,000 accounts in Canada, 106,000 accounts in the United Kingdom, 39,000 accounts in Australia, 29,000 accounts in Germany and 15,000 accounts in Japan.

	International Accounts As of
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001
	(in thousands, except for percentages)
International accounts	—	—	—	140	313	495
International accounts as a percentage of total accounts	—	—	—	2.5%	4.3%	5.6%

Sales and Marketing

    From our launch, we have grown primarily through organic, user-driven means. Each time an existing PayPal customer sends or receives funds to or from someone who has not yet registered with PayPal, the other party must open a PayPal account in order to receive or send the payment. Thus, when a PayPal user makes an email payment to someone who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds. Similarly, when a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated our Web Accept feature, the consumer opens a PayPal account from the merchant's site in order to make the purchase. We have achieved our growth through this combination of "push"- and "pull"-driven new customer acquisition. Starting with payments made from our 24 employees to their friends in October 1999, our user base grew to 10,000 in December 1999, to 100,000 by early February 2000, to 1,000,000 by mid-April 2000 and to 10,000,000 by September 2001.

    We accelerated our natural growth with promotional bonuses, our only significant marketing expenditures. Thus, in late 1999 and early 2000, we offered qualified new users a $5 to $10 sign up bonus, automatically credited to their respective PayPal accounts. Additionally, for each qualified new member one of our users introduced to the network, we credited the original user's PayPal account with a $5 to $10 referral bonus. During the three months ended June 30, 2000, we spent $8.6 million on these promotional bonuses and acquired 1.4 million accounts, for an average cost of $6.30 per account. We have continued to refine the criteria qualifying users for promotional bonuses. During the three months ended June 30, 2001, we spent $0.2 million on promotional bonuses and acquired 1.6 million accounts, for an average cost of $0.14 per account. Our organic, user-driven growth has proven more cost-effective than traditional sales and marketing channels, such as television, radio and print advertising as well as Internet-based promotional methods such as banner ads and directed email campaigns.

Risk Management

    Risk management has emerged as one of our key competitive strengths. PayPal's account-centric network enables us to detect and prevent fraud when funds enter the PayPal network, as funds move within the network and when they leave. According to Global Industry Analysts, online fraud accounted for approximately 5% of total online transactions in 1999. In contrast, PayPal's fraud rate as a percentage of payment volume in the three months ended June 30, 2001 equaled 0.33% compared to 0.54% for the three months ended June 30, 2000. Striking the optimal balance between the dual objectives of controlling fraud and providing a user-friendly system will remain a key challenge for PayPal.

    Our risk management techniques include the following:

  •
  Card Evaluation. PayPal deploys rigorous anti-fraud screens for every credit card transaction we process. We use internally developed behavioral scores and third party software, in addition to running Address Verification System, or AVS, and more advanced credit card checks.

  •
  Proprietary Fraud Detection Software. PayPal's proprietary IGOR system monitors account and transaction patterns in order to control our loss exposure once fraudulent funds enter the PayPal system.

  •
  Experience. Finally, our experience and cumulative knowledge in dealing with attempted fraud perpetrators represents an additional anti-fraud advantage.

Technology

    Our technology assures user access to the PayPal website, both to acquire new customers and to allow existing ones to conduct financial transactions. We focus much of our development efforts on creating specialized software that enhances our Internet-based customer functionality. One of our key challenges remains building and maintaining a scalable and reliable system, capable of handling traffic and transactions for a growing customer base. The major components of our network reside at our corporate headquarters in Palo Alto, California, at an Exodus data center in Santa Clara, California, and at our operations and customer support facility in Omaha, Nebraska. Exodus recently filed for protection under Chapter 11 of the U.S. Bankruptcy Code. We are in the process of establishing a second data center with Equinix in San Jose, California.

    Because of the financial nature of the PayPal product, we seek to offer a high level of data security in order to build customer confidence and to protect our customers' private information. We have designed our security infrastructure to protect data from unauthorized access, both physically and over the Internet. Our most sensitive data and hardware reside at our Exodus data center. This data center has redundant connections to the Internet, as well as fault-tolerant power and fire suppression systems. Because of our special security needs, we house our equipment in physically secure data vaults and we tightly control physical access to our systems.

    Multiple layers of network security and network intrusion detection devices further enhance the security of our systems. We segment various components of the system logically and physically from each other on our networks. Components of the system communicate with each other via Secure Sockets Layer, or SSL, an industry standard communications security protocol, and require mutual authentication. Access to a system component requires at least two authorized staff members simultaneously to enter secret passphrases. This procedure protects us from the unauthorized use of our infrastructure components. Finally, we store all data we deem private or sensitive only in encrypted form in our database. We decrypt data only on an as-needed basis, using a specially designated component of our system which requires authentication before fulfilling a decryption request.

Customer Service and Operations

    Our primary customer service team in Omaha, Nebraska provides email and telephone customer support. As of June 30, 2001, this team consisted of 224 employees. Our outsourced New Delhi, India customer service team provided through Daksh eServices Private Limited, responds to the bulk of our initial email customer inquiries. As of June 30, 2001, this team consisted of 100 dedicated representatives.

    We strive to maintain industry-leading standards for customer service. On average, we respond to phone calls from business and premier customers in nine seconds, with only a 1.0% call abandonment rate for the month ended June 30, 2001. We estimate that we resolve 85.0% of all email inquiries within 24 hours and 99.0% within four days. Our customer service needs have not grown as quickly as our user base, and we expect this trend to continue. For example, we have improved efficiency from 7,000 PayPal accounts per customer service representative as of June 30, 2000 to 27,000 accounts per customer service representative as of June 30, 2001.

    Our 110-member operations team, also in Omaha, has built expertise in payments industry rules and best practices in Visa and MasterCard, Regulation E, National Automated Clearing House Association and Maestro processing. During the three months ended June 30, 2001, PayPal's operations team supported an average daily volume of 72,000 ACH transactions and an average daily volume of 82,000 Visa/MasterCard transactions.

Vendor Relationships

  Chase Merchant Services

    Since June 2000, we have processed substantially all of our credit card transactions through Chase Merchant Services. Although we maintain a good working relationship with Chase, we continue to examine all of our options for credit card processing, especially in terms of specialty processing such as international payments. We anticipate processing a small portion of our transactions through another vendor.

  Wells Fargo

    Since August 2000, we have processed all of our ACH and check transactions through Wells Fargo. Although we maintain a good working relationship with Wells Fargo, we continue to examine all of our options for ACH processing, especially in terms of specialty processing such as international payments.

  MasterCard and First Data

    In December 2000, we launched the PayPal ATM/debit card to qualifying PayPal members through an arrangement with MasterCard International and First Data Corporation. The PayPal ATM/debit card allows qualified PayPal account holders to access their account balance from any ATM connected to the Cirrus or Maestro networks and at any merchant that accepts MasterCard.

  Providian

    In February 2001, we entered into a strategic relationship with Providian Financial, currently the fifth largest bank card issuer in the U.S. Under the terms of the agreement, we offer Providian-issued, PayPal-branded Visa cards to our account holders. When a PayPal member funds his account using the PayPal Visa card, Providian reimburses us for most of the credit card processing fees we incur, making the funding less costly for us. Additionally, whenever a customer uses the PayPal Visa card at a merchant other than PayPal, we receive a share of Providian's transaction fee revenue.

Competition

    We expect the payments industry to remain highly competitive. The major competitive factors affecting our business include:

  •
  convenience;

  •
  size of the network;

  •
  price;

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  security and privacy;

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  brand recognition; and

  •
  customer service.

    We anticipate continued challenges from current competitors, who may enjoy greater competitive resources, as well as by new entrants into the industry. We compete or potentially compete with a number of companies, both directly in the specific online point-to-point payments market and indirectly in the payments market generally. Direct competitors include, eBay Online Payments, which is owned jointly by eBay and Wells Fargo, Yahoo!'s PayDirect, Citibank's c2it, which has distribution through AOL and Microsoft, the U.S. Postal Service, and Western Union's MoneyZap. Potential direct competitors, should they decide to enter the market, may include CheckFree and American Express. Indirectly, we compete with traditional payment methods such as checks, credit cards and wire transfers, in addition to online wallets such as Microsoft's Passport.

Intellectual Property

    We protect our intellectual property rights through a combination of trademark, copyright and trade secrets laws and through the domain name dispute resolution system. In order to limit access to and disclosure of our proprietary information, all of our employees have signed confidentiality and invention assignment arrangements, and we enter into nondisclosure agreements with third parties. We cannot provide assurance that the steps we have taken to protect our intellectual property rights, however, will deter adequately infringement or misappropriation of those rights. Particularly given the international nature of the Internet, the rate of growth of the Internet and the ease of registering new domain names, we may not be able to detect unauthorized use of our intellectual property or take enforcement action.

    In particular, we have applied to register the "PayPal" service mark in the U.S. and Canada and we have obtained registration of the PayPal mark in the European Community, Japan and China. We also have applied to register the service marks "X.com," "You've Got Money" and "You've Got Cash" in the U.S. America Online, Inc. has filed an opposition to the latter two applications. We have registered the domain name "www.paypal.com" for ten years and various related domain names for periods ranging from two to ten years and have filed to protect our rights to the PayPal name in the new ".biz" and ".info" top level domains that are scheduled to become operational in Fall 2001.

    We have applied in the U.S. and certain other countries for five patents. These patent applications cover our core system of transferring value from point to point between two users of a communications network that are not linked directly, our technology to detect suspicious patterns of transactions, our process of verifying a customer's control of the bank account he has registered with PayPal, our process of enabling merchants to integrate PayPal into their Web sites or online auctions, and our process for obtaining an alternate payment method from the customer if the customer's primary payment method fails. The U.S. Patent and Trademark Office, or PTO, has taken no action to date on these applications and we cannot predict whether the PTO will issue these patents in their requested form or whether these patents will be valid even if issued.

    Whether or not the PTO issues us patents, third parties may claim that we have infringed upon their patents or misappropriated or infringed on other proprietary rights. Although no litigation relating to such claims has arisen to date, these claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our patents, if issued. In addition, even if we prevail, the litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also result in limitations on our ability to use the service marks, trademarks, copyrights, trade secrets and other intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all.

Regulation

  Money Transmitter Laws

    More than 40 states in the U.S. regulate bill payers, money transmitters, check sellers, issuers of payment instruments or similar non-bank payment businesses, which we refer to collectively as "money services businesses." The states enacted almost all of these statutes before the Internet emerged as a commercial forum, and the application of these statutes to online payment service providers has not been interpreted by courts or regulatory authorities. Based on the specific provisions of these state statutes, we believe that money services regulations cover our business only in our home state of California. In other states, we believe the nature of our services or our fee structure exclude us from the statutes' licensing requirements and money services regulation.

    Our analysis is subject to significant uncertainty, however, and we cannot assure you that state regulators will agree with our interpretations. We have contacted regulatory authorities in the 30 states that we believed were subject to the greatest uncertainty, to describe our service and state the basis for our belief that their current statutes do not apply to our product. Nine states did not reply to our inquiries. Based on the replies we received, without retracting our analysis, we have obtained money transmitter licenses in Oregon and West Virginia, and we have applied or are preparing applications for money transmitter licenses in four other states—Maine, Maryland, Nebraska and Virginia—and in the District of Columbia. We also filed an application in California in July 2000 for a license to operate as a money transmitter. The California Department of Financial Institutions has not acted on our application, and has indicated that it does not expect to act on the application at least until we have addressed questions regarding our potential status as a bank, as described in "Bank Regulation" below. We will need to refile the California application to update information regarding our business.

    Even if all of these state license applications are ultimately granted, state regulatory authorities have the ability to impose fines and other penalties for the period of time we provided services without a license to residents of those states that require us to have a license. We have not to date been fined or received notice of fines or other penalties.

    Because of the ambiguity in many states' laws and the potential for new legislation or regulatory interpretations, we monitor changes in state law and the regulatory environment to consider whether additional inquiries or licensing are required. Based on our most recent review of state law amendments and enactments in 2001, we currently expect to make new or further inquiries or file applications for money transmitter licenses in Colorado, Lousiana, Minnesota, Texas and Vermont.

    Because we have money transmitter licenses in Oregon and West Virginia and expect to obtain other state money services business licenses, we must file periodic reports with state regulators, maintain minimum bonds or levels of capital, ensure that we hold customer funds only in liquid and highly rated investments and provide notice or receive advance approval of any change in control of the company. The minimum bonding or capitalization requirements vary from state to state but do not currently exceed $2.0 million in the aggregate. State money services business regulators examine us for compliance with these laws and as to the safety and soundness of our operations and financial condition.

  Bank Regulation

    We do not require customers to keep funds in our system in order to use our product. We give U.S.-based customers the option of automatically sweeping any funds in the system into the PayPal Money Market Reserve Fund, as well as moving funds out of the system by electronic funds transfer,

PayPal ATM/debit card or check. Funds held outside the Money Market Reserve Fund do not earn any return. Our user agreement states that we act as an agent and custodian on behalf of our customers in moving monies at their direction, that we must keep customer funds separate from our corporate funds, that we may not lend out customer funds or use customer funds for corporate expenses, and that we will not voluntarily make customer funds available to creditors. We also are seeking to establish a relationship with one or more banks under which PayPal will place all customer funds outside of the Money Market Reserve Fund into bank accounts, and thus we will not have discretion in the management of customer funds.

    Regulatory authorities in four states have questioned, in written communications to us, whether we are engaged in a banking business because of our customers' ability to retain a balance for future transfers. Because we are not a licensed as a bank, we are not permitted to engage in a banking business. California banking regulators have asked for our analysis of whether we are accepting deposits and are engaged in a banking business. We have engaged in substantial discussions of this issue with California banking regulators over the past year, and have submitted legal analyses to support our view that we do not take deposits and are not engaged in a banking business. Our discussions with California are continuing. New York regulators have expressed their view that the ability of our customers to leave amounts on account for future transfer represents impermissible banking. Idaho and Louisiana regulators have also expressed concerns about whether the balance feature of our service causes us to engage in a banking business. We wrote a reply letter with supporting legal analysis to Idaho and have received no response. We have not yet responded to Louisiana with legal analysis supporting our position. We understand that New York regulators are waiting for a determination by the State of California before taking any action, but we believe they will defer to the conclusion of the California authorities because our main operations are located in California. We have changed our user agreement as described in the preceding paragraph in an effort to address these states' concerns, and we are also seeking an advisory opinion from the FDIC to the effect that we are not taking deposits. We may not arrive at a final resolution of this issue with California or any other state because, among other reasons, it involves an ambiguous area of the law.

  International

    We offer our product to customers with a Visa or MasterCard credit card in 35 countries outside the U.S. In seven of these countries, local recipients can withdraw funds from their PayPal account to a local bank account. We offer our product from the U.S., in English, and in U.S. dollars. Our status as a bank, regulated financial institution or other regulated business in foreign countries is unclear. We are working with foreign legal counsel to identify and comply with applicable laws and regulations.

  Consumer Protection

    We are subject to state and federal consumer protection laws, including laws protecting the privacy of consumer non-public information, prohibiting unfair and deceptive practices, requiring specific disclosures and procedures with respect to formation of electronic contracts such as the PayPal User Agreement, and regarding electronic fund transfers. In particular, under federal and state financial privacy laws and regulations, we must provide notice to consumers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Under the Electronic Fund Transfer Act and Regulation E of the Board of Governors of the Federal Reserve Board, we are required to disclose the terms of our electronic fund transfer services to consumers prior to their use of the service, to provide 21 days advance notice of material changes, to establish specific error resolution procedures and timetables and to limit customer liability for transactions that are not authorized by the consumer. We believe we have appropriate procedures in place for compliance with these consumer protection laws, but many issues regarding delivery of notices and disclosures over the Internet have not yet been addressed by the federal and state agencies charged with interpreting the applicable laws.

    In doing business with residents of countries outside the U.S., we also may be subject to consumer protection laws of those countries, including data protection laws that are more restrictive than financial privacy laws in the U.S. We continue to work with foreign legal counsel to identify and comply with applicable laws and regulations.

  Money Laundering

    As a money services business we are subject to state and federal laws prohibiting the knowing transmission of the proceeds of a criminal transaction. We are subject also to regulations of the Treasury Department's Financial Crimes Enforcement Network, or FinCEN, requiring reporting and record keeping of various transactions. All PayPal transactions are recorded and traceable, and we believe we have appropriate processes in place for compliance with these regulations. However, FinCEN has not issued any specific guidance regarding the application of its regulations to Internet payment services. Even if we comply with these requirements, federal and state law enforcement agencies could seize customer funds in PayPal accounts that are traceable to suspected criminal transactions.

    Beginning in 2002, the FinCEN regulations will require money services businesses, such as our business, to register with the Treasury Department and to report suspicious transactions involving a payment or series of related payments of $2,000 or more. During the three months ended June 30, 2001, 0.1% of our transactions and 6.1% of the volume of payments we process represented transactions of $2,000 or more. We have developed and deployed, and continue to develop, proprietary systems and procedures to comply with these regulations.

  PayPal Money Market Reserve Fund

    The PayPal Money Market Reserve Fund is a series of PayPal Funds, a Delaware business trust which is registered with the Securities and Exchange Commission as an open-end investment company. The PayPal Funds are governed by a Board of Trustees. The investment adviser and transfer agent for the Money Market Reserve Fund is PayPal Asset Management, Inc., or PAMI, a wholly owned subsidiary of PayPal, Inc. For its services, PAMI is paid a fee by PayPal Funds. The PayPal Money Market Reserve Fund currently pursues its investment objectives by investing all of its assets in a Money Market Master Portfolio advised by Barclays Global Fund Advisors.

    Our website offers our customers the opportunity to invest in shares of the PayPal Money Market Reserve Fund. In most cases, only a registered broker-dealer is legally permitted to solicit for purchases of securities, such as the shares of this Fund, or otherwise to facilitate securities transactions. We have engaged an independent broker-dealer to be named on our website that formally offers shares of the PayPal Money Market Reserve Fund. That broker-dealer also provides various other services that otherwise could subject us to broker-dealer regulation if we performed them without the involvement of a broker-dealer. If we no longer were able to retain the services of a broker-dealer or if a regulatory authority decides to take action against us because our activities include those required to be performed by a broker-dealer, notwithstanding our use of an independent broker-dealer, we might not be able to offer our customers the PayPal Money Market Reserve Fund.

    PAMI is registered with the SEC as a transfer agent and investment adviser. As a result, it is required to comply with detailed regulations intended to ensure, among other things, that the assets of the Money Market Reserve Fund are invested only in securities consistent with the investment criteria of the Fund. We believe that we have appropriate experienced personnel and processes in place for compliance with these requirements and also have subcontracted some administrative services to a company with expertise in mutual fund administration.

Employees

    As of August 15, 2001, we had 596 full-time employees: 191 at our Palo Alto, California corporate headquarters, 403 at our operations and customer service center in Omaha, Nebraska, and two at our business development office in London. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.

Facilities

    We lease our corporate headquarters in Palo Alto, California, which consist of 22,000 square feet. We lease our customer service and operations facilities in Omaha, Nebraska, which consist of 37,000 square feet. We also lease a 1,400 square foot office in London, England. We believe our existing facilities, along with readily available office space in these areas, will suffice for our anticipated future needs.

Legal Proceedings

    From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us. We are currently attempting to settle a contract dispute with a vendor relating to the terminated Internet service banking agreements. We do not believe that the ultimate disposition of this dispute will have a material adverse effect on our business.

MANAGEMENT

Executive Officers, Directors and Key Employees

    A list of our executive officers, directors and key employees, as of September 24, 2001, follows:

Name	Age	Position
Peter A. Thiel	33	Chief Executive Officer, President and Chairman of the Board of Directors
Max R. Levchin	26	Chief Technology Officer and Director
David O. Sacks	29	Executive Vice President, Product
Reid G. Hoffman	34	Executive Vice President, Business Development
Roelof F. Botha	28	Chief Financial Officer
Jack R. Selby	27	Senior Vice President, Corporate and International Development
James E. Templeton	27	Senior Vice President, Systems
Sarah B. Imbach	31	Senior Vice President, Customer Service, Operations and Fraud
Todd R. Pearson	37	Senior Vice President, Financial Services
Sandeep Lal	42	Senior Vice President, International
John D. Muller	40	General Counsel
Timothy M. Hurd	31	Director
John A. Malloy	42	Director
Shailesh J. Mehta	52	Director
Michael J. Moritz	47	Director
Elon R. Musk	30	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.

Management

    Peter A. Thiel has served as our Chief Executive Officer and President since September 2000 and as Chairman of our board of directors since May 2000. Mr. Thiel has served on our board of directors since March 2000. Mr. Thiel co-founded Confinity, Inc. in December 1998 and served as the Chief Executive Officer and Chairman through March 2000. Since September 1996, Mr. Thiel has been the managing member of Thiel Capital Management, LLC. Previously, Mr. Thiel traded derivatives for CS Financial Products and practiced securities law with Sullivan & Cromwell. Mr. Thiel received a B.A. in Philosophy from Stanford University in 1989 and a J.D. from Stanford Law School in 1992.

    Max R. Levchin has served as our Chief Technology Officer and as a director since March 2000. Mr. Levchin co-founded Confinity Inc. in December 1998, and served as the Chief Technology Officer and a Director through March 2000. Mr. Levchin founded NetMeridian Software, a developer of early palm-top security applications, in January 1996, and served as CEO from January 1996 to December 1998. Previously, Mr. Levchin co-founded SponsorNet, a web advertising service, where he led the company's engineering efforts. Mr. Levchin received a B.S. in Computer Science from the University of Illinois, Urbana-Champaign in 1997.

    David O. Sacks has served as our Executive Vice President of Product since May 2000. Mr. Sacks joined PayPal in November 1999 and served in a variety of positions, most recently as Senior Vice President of Product. Mr. Sacks worked as a management consultant for McKinsey & Company where he focused on the telecommunications and financial services industries from January 1999 to November 1999. Mr. Sacks received a B.A. in Economics from Stanford University in 1994 and a J.D. from the University of Chicago Law School in 1998.

    Reid G. Hoffman has served as our Executive Vice President of Business Development since May 2000. Mr. Hoffman joined PayPal in January 2000 and served in a variety of positions, most recently as Senior Vice President of Business Development and International. Previously, Mr. Hoffman served as a director of Confinity, Inc. from December 1998 to January 2000. Mr. Hoffman co-founded Socialnet.com, an Internet community service company, in August 1997, and served in various capacities from August 1997 to January 2000. Mr. Hoffman worked in product development for Fujitsu from February 1996 to July 1997. Previously, Mr. Hoffman worked in human interface design at Apple Computer. Mr. Hoffman received a B.S. in Symbolic Systems from Stanford University in 1990 and an M.S. in Philosophy from Oxford University in 1993.

    Roelof F. Botha has served as our Chief Financial Officer since August 2001. Mr. Botha joined the company in March 2000 and served in a variety of positions, most recently as Vice President of Financial & Risk Management. Mr. Botha worked as a management consultant for McKinsey & Company from August 1996 to July 1998. Mr. Botha, a certified actuary, became a Fellow of the Faculty of Actuaries in 1996, and received a B.S. in Actuarial Science, Economics, and Statistics from the University of Cape Town in 1994 and an M.B.A. from Stanford Business School in 2000.

    Jack R. Selby has served as our Senior Vice President of Corporate and International Development since October 2000. Mr. Selby joined PayPal in August 1999 and served in a variety of positions, most recently as the Vice President of Corporate and International Development. Mr. Selby raised capital for a variety of alternative investments at Sasco Hill Securities from June 1998 to June 1999. Mr. Selby worked in a variety of roles at Gesellschaft für Trendanalysen, a financial consulting firm, from May 1996 to May 1998. Mr. Selby received a B.A. in Economics from Hamilton College in 1996.

    James E. Templeton has served as our Senior Vice President of Systems since January 2001. Mr. Templeton joined PayPal in June 1999 and served in a variety of positions, most recently as Vice President of Engineering. Mr. Templeton served as an independent consultant in the sale of a retail business, The Manor House, from June 1998 to February 1999. Mr. Templeton invested in high-technology stocks from October 1996 to May 1998 and consulted for Double Impact, an Internet consulting firm, from August 1997 to September 1997. Mr. Templeton received a B.S. in Physics from Bates College in 1996.

    Sarah B. Imbach has served as our Senior Vice President of Customer Service, Operations and Fraud since June 2001. Ms. Imbach joined PayPal in February 2000 and served in a variety of positions, most recently as Vice President of Fraud. Ms. Imbach worked in project management for the UCSF-Stanford Health Care merger from December 1997 to February 2000. Ms. Imbach consulted in communications and technology for Stanford University from 1995 to December 1997. Previously, Ms. Imbach worked as a contractor in strategic planning and operations for NASA. Ms. Imbach received a B.S. in Economics and Marketing from The Wharton School of the University of Pennsylvania in 1992.

    Todd R. Pearson has served as our Senior Vice President of Financial Services since December 2000. Mr. Pearson joined the company in January 2000 and served in a variety of positions, most recently as Vice President of Cards and Risk Policy. Mr. Pearson worked as a strategy consultant at Andersen Consulting from October 1998 to January 2000 and as a management consultant at Edgar, Dunn & Company in the U.S. and UK, focusing on the payments industry, from 1987 to September

1997. Mr. Pearson received a B.A. in History from the University of California, Berkeley in 1987 and an M.B.A. from the London Business School in 1998.

    Sandeep Lal has served as our Senior Vice President of International since June 2001. Mr. Lal joined PayPal in March 2000 and served in a variety of positions, most recently as Senior Vice President of Customer Service and Operations. Previously, Mr. Lal worked in a number of roles at Citibank, N.A., which he joined in 1982. Most recently, Mr. Lal led trading and financial market operations for 12 countries in Asia from November 1996 to February 2000. Mr. Lal also led the derivatives operations for Citibank's New York office from 1995 to November 1996. Previously, Mr. Lal headed Citibank's retail banking operations and customer service group in Japan. Mr. Lal received a B.A. in Economics from Delhi University in 1978 and an M.B.A. from the University of Michigan in 1981.

    John D. Muller has served as our General Counsel since October 2000. Prior to joining PayPal, Mr. Muller was a partner at the law firm of Brobeck, Phleger & Harrison, specializing in finance and regulatory compliance, from March 1996 to October 2000. Previously, Mr. Muller practiced law at Shawmut National Corporation, a multi-state bank holding company, and at the law firm of Gibson, Dunn & Crutcher. Mr. Muller serves as the Co-Chair of the American Bar Association Joint Subcommittee on Electronic Financial Services and served as the chair of the California Bar Association Financial Institutions Committee from October 1999 to September 2000. Mr. Muller received a B.A. in English from the University of Virginia in 1983 and a J.D. from Harvard Law School in 1986.

Board of Directors

    Timothy M. Hurd has served as a director since March 2000. Mr. Hurd has worked as a managing director at Madison Dearborn Partners since January 2000. Since joining Madison Dearborn in September 1996, Mr. Hurd has concentrated on investments in the financial services sector. Previously, Mr. Hurd worked as an investment banker at Goldman, Sachs & Co. Mr. Hurd received a B.A. from the University of Michigan in 1992 and an M.B.A. from Harvard Business School in 1996.

    John A. Malloy has served as a director since March 2000. Mr. Malloy served as a director of Confinity, Inc. from June 1999 to March 2000. Mr. Malloy has worked as a partner at Nokia Ventures Fund since its formation in December 1998 and in business development for Nokia Americas from June 1996 to December 1998. Previously, Mr. Malloy co-founded GO Communications, a PCS start-up company. Earlier, Mr. Malloy held a variety of legal and marketing positions with MCI. Mr. Malloy received a B.A. from Boston College in 1981 and a J.D. from George Mason University School of Law in 1984.

    Shailesh J. Mehta has served as a director since February 2001. Mr. Mehta has served as the CEO of Providian Financial Corporation since 1989 and as the chairman of the board of directors of Providian Financial Corporation since May 1988. Mr. Mehta joined Providian in 1986. Previously, Mr. Mehta was an executive vice president of Ameritrust Corporation, now known as KeyCorp. Mr. Mehta received a B.S. in Mechanical Engineering from the Indian Institute of Technology in 1971, and an M.S. and Ph.D. in Operations Research and Computer Science from Case Western Reserve in 1973 and 1975, respectively.

    Michael J. Moritz has served as a director since August 1999. Mr. Moritz has worked as a partner at Sequoia Capital since 1986, and has focused on consumer services and information technology investments. Mr. Moritz also serves on the boards of directors of Flextronics, Saba Software and Yahoo!. Mr. Moritz received an M.A. from Oxford in 1976.

    Elon R. Musk has served as a director since March 1999. Mr. Musk founded X.com Corporation in March 1999, which merged with Confinity, Inc. in March 2000. Mr. Musk served as the CEO of X.com from March 1999 to December 1999 and as the CEO of PayPal from May 2000 to September 2000.

Mr. Musk co-founded Zip2 Corp. in 1995 where he worked in a number of roles including Chairman, CEO and CTO from 1995 to February 1999. Mr. Musk received a B.S. in Physics from the University of Pennsylvania and a B.S. in Economics from The Wharton School of the University of Pennsylvania in 1995.

Board Composition

    Our board of directors currently consists of seven members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon closing of this offering, we will divide the terms of office of the directors into three classes:

  •
  Class I, whose term will expire at the annual meeting of stockholders to be held in 2002;
  •
  Class II, whose term will expire at the annual meeting of stockholders to be held in 2003; and
  •
  Class III, whose term will expire at the annual meeting of stockholders to be held in 2004.

    Upon the closing of this offering, Class I shall consist of            and            ; Class II shall consist of            and             ; and Class III shall consist of            and            . At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. In addition, a resolution of the board of directors or affirmative vote of the holders of at least 66 2/3% of the Company's outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

    There are no family relationships among any of our directors, executive officers or key employees.

Board Committees

    Our board of directors has an audit committee and a compensation committee.

    Audit committee.  The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our internal and independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs.       ,      and      .

    Compensation committee.  The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs.       ,      and      .

Compensation Committee Interlocks and Insider Participation

    None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

    Our directors do not receive any cash compensation for their services as directors or members of committees of the board of directors, but we reimburse them for their reasonable expenses incurred in attending meetings of the board of directors. Our directors may participate in our stock option plans and employee-directors may participate in our employee stock purchase plan.

Executive Compensation

    The following table sets forth all compensation paid by us during the fiscal year ended December 31, 2000 to (i) our Chief Executive Officer and (ii) our four most highly compensated officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2000. It also includes two individuals who acted as CEO during the year ended December 31, 2000 and one individual who would have been one of the most highly compensated except that he was not serving as an executive officer as of December 31, 2000. We refer to these executives as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Other Compensation	Securities Underlying Options	All Other Compensation
Peter A. Thiel, Chief Executive Officer and President(1)	2000	$147,084	—	—	—
Max R. Levchin, Chief Technology Officer	2000	$153,125	—	—	—
Reid G. Hoffman, Executive Vice President, Business Development	2000	$148,756	—	1,414,458	—
Todd R. Pearson, Senior Vice President, Financial Services(2)	2000	$116,614	$41,000	300,000	—
Bill H. Harris, former Chief Executive Officer(3)	2000	$78,125	—	—	—
Elon R. Musk, former Chief Executive Officer(4)	2000	$164,904	—	—	—
H. David Johnson, former Chief Financial Officer(5)	2000	$156,250	—	—	—

(1)
Mr. Thiel has served as our Chief Executive Officer and President since September 2000.
(2)
Mr. Pearson received a hiring bonus of $35,000 and receives an annual medical allowance of $6,000.
(3)
Mr. Harris served as our Chief Executive Officer from December 1999 to May 2000.
(4)
Mr. Musk served as our Chief Executive Officer from May 2000 through September 2000.
(5)
Mr. Johnson served as our Senior Vice President of Financial Services from March 2000 to August 2000 and Chief Financial Officer from August 2000 to August 2001.

Option Grants in Last Fiscal Year

    The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2000 to the named executive officers.

	Individual Grants
			Percent of Total Options Granted to Employees During the Fiscal Year Ended December 31, 2000(1)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted
Name				Exercise Price Per Share	Expiration Date
						5%	10%
Peter A. Thiel	—		—	—	—	—	—
Max R. Levchin	—		—	—	—	—	—
Reid G. Hoffman	1,414,458	(2)	10.1%	$0.07	1/31/2010	$66,034	$167,342
Todd R. Pearson	200,000		1.4	0.10	1/25/2010	12,578	31,875
	50,000		0.4	0.30	7/11/2010	9,433	23,906
	50,000		0.4	0.30	8/8/2010	9,433	23,906
Bill H. Harris	—		—	—	—	—	—
Elon R. Musk	—		—	—	—	—	—
H. David Johnson	—		—	—	—	—	—

(1)
Includes 8,297,827 options issued by PayPal, Inc., formerly known as X.com Corporation, and 5,726,520 options issued by Confinity, Inc. before the merger on a post-conversion basis.

(2)
Options granted by Confinity, Inc.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

    The following table sets forth information on options exercised by the named executive officers during the fiscal year ended December 31, 2000 and on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2000.

			Number of Securities Underlying Unexercised Options at December 31, 2000		Value of Unexercised In-The-Money Options at December 31, 2000(2)
Name	Shares Acquired on Exercise	Value Realized(1)
			Vested	Unvested	Vested	Unvested
Peter A. Thiel	—	—	—	—	—	—
Max R. Levchin	—	—	—	—	—	—
Reid G. Hoffman	1,414,458	$0	—	—	—	—
Todd R. Pearson	—	—	—	300,000	—	$40,000
Bill H. Harris	—	—	—	—	—	—
Elon R. Musk	—	—	—	—	—	—
H. David Johnson	—	—	—	—	—	—

(1)
Value realized is the difference between exercise price and market price at the time of exercise.

(2)
There was no public trading market for our common stock as of December 31, 2000. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2000 of $0.30 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Employment Contracts and Change of Control Arrangements

    We routinely deliver written offer letters containing provisions on salary, bonuses, benefits and stock option grants to prospective members of management and other employees. Pursuant to the terms of an offer letter dated January 2000, we agreed to pay Todd R. Pearson an annual salary of $120,000, a one time bonus of $35,000, and up to $6,000 per year in medical expenses. In addition, we agreed to grant Mr. Pearson an option to purchase 160,000 shares under our 1999 Stock Plan, which shares are subject to standard vesting unless there is a change in control of PayPal, in which case the vesting will accelerate by one year.

    We currently have non-competition agreements with Peter A. Thiel, Max R. Levchin, Bill H. Harris and Elon R. Musk. These agreements expire on March 30, 2002.

  Restricted Stock Agreements

    For a description of the change of control provisions contained in certain restricted stock agreements with our executive officers, see "Certain Transactions."

  Class A Stock

    For a description of the change of control provisions applicable to the Class A Stock beneficially owned by Peter A. Thiel, see "Certain Transactions."

Stock Plans

  1999 Stock Plan

    Our board of directors adopted the 1999 Stock Plan in March 1999, and our stockholders approved the plan in May 1999. The plan allows us to issue awards of incentive or nonqualified stock options or restricted stock. Our employees and consultants are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved a total of 18,710,932 shares of our common stock for issuance under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of PayPal exercisable upon the voluntary or involuntary termination of the employee or consultant's relationship with us for any reason.

    In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, all unvested awards will terminate. In connection with a change in control, with respect to unvested options, the plan administrator may also (1) provide that the outstanding awards must be exercised on or before a specified date, after which the awards will terminate or (2) provide for payment to the participant of cash or other property with a fair market value equal to the amount that would have been received upon the exercise or payment of the award had the award been exercised or paid immediately prior to the change in control.

    All options granted under our 1999 Stock Plan become subject to accelerated vesting if a change of control of PayPal occurs. In the event of a change of control, the lesser of (1) 25.0% of the total number of shares subject to the option or (2) the remaining unvested options will vest immediately.

  Confinity 1999 Stock Plan

    In connection with our merger with Confinity in March 2000, we assumed all of the 4,830,471 outstanding options under the Confinity 1999 Stock Plan. These options are now exercisable for shares of our common stock. This plan was adopted by Confinity's board of directors in February 1999 and Confinity's stockholders approved the plan in March 1999. No additional options have been or will be issued under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan.

    In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately.

    If an executive officer's employment is terminated as a result of an involuntary termination other than for cause within 12 months following a change of control, that executive officer's outstanding options will become 100% vested and exercisable immediately. Also in the event of a change of control, all outstanding options issued to our non-employee directors will become 100% vested and exercisable immediately.

    To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock will also lapse.

  2001 Equity Incentive Plan

    We intend to adopt a 2001 Equity Incentive Plan prior to the completion of the offering. The plan allows us to issue awards of incentive or nonqualified stock options or restricted stock. Our employees, consultants and independent directors are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved a total of        shares of our common stock for issuance under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of PayPal exercisable upon the voluntary or involuntary termination of the employee or consultant's relationship with us for any reason.

    In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock awards will also lapse. In the event of such a corporate transaction or a change in capitalization, the board of directors or the committee administering the plan also has the discretion to provide for the repurchase, replacement or termination of options or restricted stock where appropriate in order to prevent dilution or enlargement of the benefits or potential benefits we intend to provide under the plan.

  2001 Employee Stock Purchase Plan

    We intend to adopt a 2001 Employee Stock Purchase Plan prior to the completion of the offering. The plan will become effective concurrently with the initial public offering of our common stock. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

          shares of our common stock will initially be reserved for issuance under the plan. The reserve will automatically increase on each anniversary date of the adoption of the plan by the board of directors during the term of the plan by an amount equal to the lesser of (1)       shares, (2)   % of the Company's outstanding shares on such date or (3) a lesser amount determined by the board of directors.

    The plan will have a series of successive 24-month offering periods. The first offering period will commence on the effective date of this offering.

    Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

    Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

    If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

    The plan will terminate no later than the tenth anniversary of the plan's initial adoption by the board of directors.

Limitation of Liability and Indemnification of Officers and Directors

    As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

    These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our bylaws are not exclusive.

    We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

    We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Since our inception, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of our immediate family had or will have a direct or indirect material interest other than agreements which are described under the caption "Management" and the transactions described below.

Providian

    In February 2001, we entered into a strategic partnership with Providian Financial, the fifth largest bankcard issuer in the U.S. Under the terms of the partnership, we offer Providian-issued, PayPal-branded Visa cards to our account holders. In February 2001, Providian purchased 3,333,333 shares of our Series D Preferred stock for an aggregate purchase price of $10,000,000. Shailesh J. Mehta, the CEO and chairman of the board of directors of Providian, is a member of our board of directors.

Common Stock

    In January 1999, Confinity sold 5,200,000 shares of its common stock at a price of $0.001 per share to the following executive officers. These shares were converted into our common stock in connection with our merger with Confinity at the merger exchange ratio. The following table summarizes the shares of common stock purchased by these executive officers as adjusted for the merger exchange ratio:

Name of Officer/Director	Number of Shares of Common Stock
Peter A. Thiel	3,435,112
Max R. Levchin	6,870,225
Reid G. Hoffman	202,065

    The shares of common stock issued to Mr. Levchin remain subject to a repurchase option held by us and other restrictions. This repurchase right lapses at a rate of 143,129 shares per month and the shares will be fully vested on December 31, 2003. The repurchase options on the shares issued to Mr. Thiel and Mr. Hoffman have already lapsed.

    In March 1999, we sold 5,400,000 shares of our common stock at a price of $0.0033 per share to Elon R. Musk. Mr. Musk is currently a member of our board of directors. The shares of common stock issued to Mr. Musk were subject to a repurchase option held by us and other restrictions. In connection with Mr. Musk's termination of employment as our CEO, we exercised our right to repurchase any unvested shares, as described below under "—Separation Agreements."

    In May 1999, we sold 600,000 shares of our common stock at a price of $0.033 per share to Mr. Musk. These shares of common stock were subject to a repurchase option held by us and other restrictions. In connection with Mr. Musk's termination of employment with us, we exercised our right to repurchase any unvested shares, as described below under "—Separation Agreements."

Preferred Stock

    In February 1999, Confinity issued and sold an aggregate of 2,500,000 shares of its Series A Preferred Stock to investors for an aggregate consideration of $0.5 million. In June and August 1999, Confinity issued and sold 12,000,000 shares of its Series B Preferred Stock to investors for an aggregate consideration of $4.5 million. In January and February 2000, Confinity issued and sold an aggregate of 9,166,664 shares of its Series C Preferred Stock for an aggregate consideration of $11.0 million. These shares were converted into 5,051,637, 24,247,856 and 18,522,653 shares of Series AA, Series BB and Series CC preferred stock, respectively, in connection with our merger with Confinity in March 2000.

The following table summarizes the shares of preferred stock purchased by Confinity's executive officers, directors and 5% stockholders and persons associated with them, as adjusted for the merger exchange ratio.

Investor	Series AA	Series BB	Series CC
Thiel Capital International, LLC(1)	2,424,785	—	—
Nokia Ventures, L.P.(2)	—	16,165,237	1,683,880
Entities Affiliated with Clearstone Venture Parners(3)	—	—	8,402,555

(1)
Mr. Thiel, our Chief Executive Officer and President, is the Managing Member of Thiel Capital Management, LLC, which is the Managing Member of Thiel Capital International, LLC. In private transactions not involving the Company, Thiel Capital International in 2000 transferred all of these shares, and in 2001 has purchased 1,455,133 shares of our Series AA Preferred Stock. Mr. Thiel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Thiel Capital International, LLC.

(2)
Mr. Malloy, a director of PayPal, is a Partner of NVI, LLC, which is the General Partner of Nokia Ventures, L.P. Nokia Ventures, L.P. owns more than 5% of our outstanding capital stock.

(3)
Includes shares held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P. Entities affiliated with Clearstone Venture Partners own more than 5% of our outstanding capital stock.

    In May and June 1999, we issued and sold an aggregate of 38,850,000 shares of Series A Preferred Stock to investors for an aggregate consideration of $12.5 million and the domain name "X.com" valued at $0.5 million. In December 1999 and January 2000, we issued and sold 27,104,970 shares of Series B Preferred Stock to investors for an aggregate consideration of $12.9 million. In March and April 2000, we issued and sold an aggregate of 36,363,367 shares of Series C Preferred Stock to investors for an aggregate consideration of $100.0 million. From August 2000 through February 2001, we issued and sold an aggregate of 28,747,828 shares of our Series D Preferred Stock to investors for an aggregate consideration of $86.2 million. The following table summarizes the shares of preferred stock purchased by our executive officers, directors and 5% stockholders and persons associated with them.

Investor	Series A	Series B	Series C	Series D
Elon R. Musk(1)	36,000,000	—	181,818	333,333
Entities Affiliated with Sequoia Capital(2)	—	6,000,000	363,636	—
Bill H. Harris(3)	—	21,000,000	—	—
Entities Affiliated with Madison Dearborn Capital Partners(4)	—	—	10,909,091	—
Nokia Ventures, L.P.(5)	—	—	363,636	—
Entities Affiliated with Clearstone Venture Partners (6)	—	—	181,818	—
Providian Bancorp Services(7)	—	—	—	3,333,333

(1)
Mr. Musk served as our Chief Executive Officer and President from March 1999 to December 1999 and from May 2000 to September 2000. Mr. Musk is currently a member of our board of directors. Includes 200,000 shares purchased by members of Mr. Musk's family.

(2)
Includes shares held by Sequoia Capital IX, Sequoia Capital IX Principals Fund and Sequoia Capital Entrepreneurs Fund. Mr. Moritz, a director of PayPal, is a managing member of SC IX

  Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund.

(3)
Mr. Harris served as our President and Chief Operating Officer from November 1999 to January 2000 and our Chief Executive Officer from December 1999 to March 2000.

(4)
Includes shares held by Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC. Timothy Hurd, a director of PayPal, is a Managing Director at Madison Dearborn Partners, LLC. Madison Dearborn LLC is the general partner of Madison Dearborn Partners L.P., the sole general partner of Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and is the managing member of Special Advisors Fund I, LLC, which is the manager of the Madison Dearborn Capital Partners III, L.P. fund, the Madison Dearborn Special Equity III, L.P. fund and the Special Advisors Fund I, LLC.

(5)
Mr. Malloy, a director of PayPal, is a Partner of NVI, LLC, which is the General Partner of Nokia Ventures, L.P.

(6)
Includes shares held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P. Entities affiliated with Clearstone Venture Partners own more than 5% of our outstanding capital stock.

(7)
Mr. Mehta, a director of PayPal, is the chairman of the board of directors and chief executive officer of Providian Financial Corporation, the parent company of Providian Bancorp Services.

    In August 1999, various entities affiliated with Sequoia Capital purchased 15,000,000 shares of Series A Preferred Stock from Elon R. Musk for a total purchase price of $5 million. Michael J. Moritz, a director of PayPal, is a managing member of SC IX Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund.

    Some holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See "Description of Capital Stock—Registration Rights."

    In August and September 2001, we issued an aggregate of 4,500,000 shares of non-voting Class A Stock for an aggregate purchase price of $1,350,000. Peter A. Thiel, our Chief Executive Officer, received a beneficial interest in these 4,500,000 shares. These shares of Class A Stock are subject to a repurchase option held by us and other restrictions. As to 1,687,500 of those shares, 750,000 shares were released from the repurchase option on August 30, 2001. We have a right to repurchase up to all 937,500 remaining shares of those 1,687,500 shares at any time, for an amount equal to the price paid for the shares. This repurchase right lapses at a rate of 93,750 shares per month commencing in September 2001, expiring completely in June 2002. In the event of a change of control, any of such 937,500 shares which are then still subject to repurchase restrictions will be released from the repurchase restrictions. With respect to the other 2,812,500 shares, commencing in June 2002 the repurchase right will lapse at a rate of 93,750 shares per month, expiring completely in January 2005. In the event Mr. Thiel's employment relationship with us is involuntarily terminated or terminated without cause within one year following a change of control, then all of the 2,812,500 shares which are then still subject to repurchase restrictions will be released from the repurchase restrictions. As of November 1, 2001, Mr. Thiel will beneficially own approximately 1,031,250 shares of Class A Stock free of these repurchase restrictions. Upon the closing of this offering, all shares of Class A Stock will automatically convert into shares of our common stock.

    In connection with his purchase of the shares of Class A Stock, we made a full recourse loan to Mr. Thiel in the amount of $1,350,000 at an interest rate of 8.0% per annum. Mr. Thiel used $843,750 of this loan to purchase 2,812,500 shares of Class A Stock, and these shares were pledged by Mr. Thiel as collateral for the repayment of the loan. The purchase price for the remaining shares was paid with cash. The loan matures on September 10, 2005 and becomes payable immediately upon the termination of Mr. Thiel's employment for any reason, including death or disability.

Warrants

    At the time of the merger with Confinity, we assumed the obligations under warrants issued to two investors during January 2000 by Confinity, in connection with its Series C Preferred Stock financing. Nokia Ventures, L.P., one of our 5% stockholders, was issued a warrant to purchase 833,333 shares of Confinity Series C Preferred Stock at an exercise price of $2.40 per share. Various entities affiliated with Clearstone Venture Partners, one of our 5% stockholders, were issued warrants to purchase 4,166,666 shares of Confinity Series C Preferred Stock at an exercise price of $2.40 per share. These warrants were fully vested and exercisable at grant. In March 2000, upon the merger of Confinity and X.com Corporation, these warrants became warrants to purchase 1,683,880 and 8,419,393 shares, respectively, of our Series CC Preferred Stock, at an exercise price of $1.19. In June 2000, upon the receipt of funding for our Series D Preferred Stock offering at a price of $3.00 per shares, these warrants were exercised on a net basis by these investors for 1,017,212 and 5,086,058 shares of our Series CC preferred stock, respectively.

Other Transactions

    In May 2001, we entered into a separation agreement with Elon R. Musk, our former President and Chief Executive Officer. Pursuant to the separation agreement, we provided for the accelerated lapsing of our repurchase right on 1,000,000 shares of our common stock owned by Mr. Musk. We then repurchased 2,000,000 shares of common stock from Mr. Musk for a total purchase price of $12,666. We also repurchased 90,909 shares of our Series C Preferred Stock owned by Mr. Musk for a total purchase price of $250,000, which is the price he paid for those shares, and 166,667 shares of our Series D Preferred Stock owned by Mr. Musk for a total purchase price of $500,000, which is the price he paid for those shares. The separation agreement with Mr. Musk provides that, in the event we breach certain agreements with Mr. Musk relating to the identification of the Company's founders, Mr. Musk will have the right to require us to purchase from him an additional 90,909 shares of Series C Preferred Stock for a purchase price of $2.75 per share and 166,667 shares of Series D Preferred Stock for a purchase price of $3.00 per share, for a total purchase price of $750,000.

    In July 2000, in connection with the termination of employment of Bill H. Harris, our former Chief Executive Officer and President and a former member of our board of directors, we repurchased 5,375,000 shares of common stock owned by Mr. Harris from him for a total purchase price of $179,000, which is the price he originally paid for those shares. In addition, pursuant to the purchase agreement under which Mr. Harris acquired 21,000,000 shares of our Series B Preferred Stock in January 2000, we had the right to repurchase 18,812,500 shares at his original purchase price of $0.48 per share as a result of the termination of his employment in May 2000. In July 2000, we repurchased 15,663,445 shares of Series B Preferred Stock owned by Mr. Harris from him for a total purchase price of $7.1 million. In addition, we assigned our right to repurchase 3,149,055 shares of the Series B Preferred Stock owned by Mr. Harris to Elon R. Musk. Under Mr. Harris' purchase agreement, in order for this assignment to be effective, Mr. Musk had to pay us any excess between the fair market value of the Series B Preferred Stock per share and the $0.48 per share purchase price. The board of directors determined that the fair market value of the Series B Preferred Stock was $0.60 per share. Mr. Musk paid us this excess amount by issuing to us a promissory note in the principal amount of approximately $389,000. This note bears interest at a rate of 6.6% and matures on July 11, 2004.

However, we have agreed to forgive all amounts due to us under this note upon the successful completion of this offering.

    In August 2001, in connection with the termination of employment of H. David Johnson, our former Chief Financial Officer, we paid to him a one time severance payment of $75,000. Mr. Johnson executed a separation agreement that provided for the accelerated lapsing of our repurchase right on 168,750 shares of the common stock owned by Mr. Johnson. We then repurchased 590,625 shares of common stock from Mr. Johnson for a total purchase price of $19,687.

    In July 2001, we made loans to or for the benefit of certain employees. Each loan was non-recourse, secured in part by a pledge of shares of its common stock owned by each participant and had a four-year term. In connection with each loan, each participant granted to us the right to purchase a portion of the shares of its common stock owned by such participant at a price of $3 per share. We exercised our right to purchase these shares in September 2001 and purchased 1,777,510 common shares for an aggregate consideration of $5,332,530. The participants used the proceeds to repay promissory notes issued in July 2001, and all of these notes have been repaid. The following executive officers participated in the liquidity program, received loans and had shares purchased by us on the terms described above: David O. Sacks, Reid G. Hoffman, Roelof F. Botha, Jack R. Selby, James E. Templeton, Sarah B. Imbach, Todd R. Pearson, and Sandeep Lal. In addition, H. David Johnson, our former Chief Financial Officer, participated in the program.

    In April 2000, we assumed a loan payable by Roelof F. Botha, our Chief Financial Officer, to his former employer. Mr. Botha has agreed to repay this loan as a single payment in June 2004 or at such time as he ceases to be our employee, if sooner. We forgave 25.0% of the loan in June 2001 and have agreed to forgive the remainder in 25.0% increments in June 2002, June 2003 and June 2004.

    In December 1998, Thiel Capital International, LLC issued a bridge loan to Confinity in the amount of $100,000, bearing interest at a rate of 4.3% compounded annually. Peter A. Thiel, our Chief Executive Officer and President, is the Managing Member of Thiel Capital Management, LLC, which is the Managing Member of Thiel Capital International, LLC. In 1999, the entire amount of the bridge loan was converted into 500,000 shares of Confinity Series A Preferred Stock. These shares were transferred by Thiel Capital International in 1999 and 2000 in private transactions not involving Confinity or X.com, and were converted to 1,010,327 shares of our Series AA Preferred Stock.

    In June 1999, we issued and sold to Kimbal Musk 300,000 shares of our Series A Preferred Stock for aggregate consideration of $100,000. Mr. Musk is the brother of Elon R. Musk, a member of our board of directors.

    From time to time, we have granted stock options to our executive officers and directors.

    We have entered into indemnification agreements with each of our directors and executive officers that are described under "Management—Limitations of Liability and Indemnification Matters."

PRINCIPAL STOCKHOLDERS

    The following table presents information concerning the beneficial ownership of the shares of our common stock as of September 21, 2001 and as adjusted to reflect the sale of shares of common stock offered by this prospectus, by:

  •
  each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of the executive officers and directors as a group.

    The information set forth in the table gives effect to the conversion of all of our preferred stock.

    Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 200,022,465 shares of common stock outstanding as of September 21, 2001 and        shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 21, 2001, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o PayPal, Inc., 1840 Embarcadero Road, Palo Alto, California 94303.

		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Prior to the Offering	After the Offering
Peter A. Thiel(1)	11,107,800	5.6%
Max R. Levchin(2)	5,152,668	2.6%
Reid G. Hoffman(3)	1,396,278	*
Todd R. Pearson(4)	400,000	*
Bill H. Harris	2,812,500	1.4%
H. David Johnson	759,375	*
Entities Affiliated with Sequoia Capital(5) 3000 Sand Hill Road Building 4, Suite 280 Menlo Park, CA 94025	21,363,636	10.7%
Nokia Ventures, L.P. 545 Middlefield Road, Suite 210 Menlo Park, CA 94025	19,229,965	9.6%
Entities Affiliated with Clearstone Venture Partners(6) 2500 Sand Hill Road, Suite 205 Menlo Park, CA 94025	13,670,431	6.9%

Entities Affiliated with Madison Dearborn Partners(7) Three First National Plaza, Suite 3800 Chicago, IL 60602	10,909,091	5.5%
Elon R. Musk	28,406,630	14.2%
Michael J. Moritz(8)	21,363,636	10.7%
John A. Malloy(9)	19,229,965	9.6%
Timothy M. Hurd(10)	10,909,091	5.5%
Shailesh J. Mehta(11)	3,333,333	1.7%
All directors, officers and key employees as a group (18 persons)	109,794,906	54.4%

*
Less than 1%.
(1)
Includes 5,071,802 shares of restricted stock subject to repurchase as of November 20, 2001. Also includes 1,455,133 shares of common stock held of record by Thiel Capital International, LLC. Mr. Thiel is the managing member of Thiel Capital Management, LLC, which is the managing member of Thiel Capital International, LLC. Mr. Thiel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the fund.
(2)
Includes 1,603,053 shares of restricted stock subject to repurchase as of November 20, 2001.
(3)
Includes 117,872 shares of restricted stock subject to repurchase as of November 20, 2001.
(4)
Includes 275,001 shares of restricted stock subject to repurchase as of November 20, 2001.
(5)
Represents 15,960,636 shares of common stock held of record by Sequoia Capital IX, 2,946,045 shares of common stock held of record by Sequoia Capital IX Principals Fund and 2,456,818 shares of common stock held of record by Sequoia Capital Entrepreneurs Fund.
(6)
Represents 12,009,475 shares of common stock held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, 410,112 shares of common stock held by Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and 235,782 shares of common stock held by Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P.
(7)
Represents 10,618,764 shares of common stock held by Madison Dearborn Capital Partners III, L.P., 235,782 shares of common stock held by Madison Dearborn Special Equity III, L.P. and 54,545 shares of common stock held by Special Advisors Fund I, LLC.
(8)
Consists of the shares listed in footnote 5 above. Mr. Moritz is a managing member of SC IX Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund. Mr. Moritz disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds.
(9)
Represents 19,229,965 shares of common stock held of record by Nokia Ventures, L.P. Mr. Malloy is a partner of NVI, LLC, which is the general partner of Nokia Ventures, L.P., a Delaware limited partnership. Mr. Malloy disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund.
(10)
Consists of the shares listed in footnote 7 above. Mr. Hurd is a managing director at Madison Dearborn Partners, LLC. Madison Dearborn LLC is the general partner of Madison Dearborn Partners L.P., the sole general partner of Madison Dearborn Capital Partners III, L.P., and of Madison Dearborn Special Equity III, L.P., and is the managing member of Special Advisors Fund I, LLC. Mr. Hurd disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named funds.
(11)
Represents 3,333,333 shares of common stock held of record by Providian Bancorp Services. Mr. Mehta is the CEO of Providian Bancorp Services, which owns all of the stock and exercises voting control of these shares. Mr. Mehta disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, our authorized capital stock will consist of      shares of common stock, $0.001 par value per share, and             shares of preferred stock, $0.001 par value per share.

    The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

    As of September 21, 2001, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were 200,022,465 shares of common stock outstanding held by 431 stockholders and options outstanding to purchase 8,769,146 shares of common stock under our stock option plans and other options or warrants outstanding to purchase 570,414 shares of common stock.

    Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

    Voting Rights.  Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

    Right to Receive Liquidation Distributions.  Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

    Upon the closing of this offering, each outstanding share of our preferred stock outstanding will be converted into one share of common stock.

    Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue            shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

    Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

    The holders of approximately 171,837,219 shares of common stock and holders of warrants to purchase 30,000 shares of common stock have the right to require us to register their shares with the SEC so that those shares may be publicly resold or to include their shares in any registration statement we file.

    Demand Registration Rights.  At any time six months after the closing of this offering the holders of at least 25% of the shares having registration rights have the right to demand that we file one registration statement. If we are eligible to file a registration statement on Form S-3, the holders of at least 10% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 exceeds $10 million.

    Piggyback Registration Rights.  If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 10% of the total number of shares included in the registration statement, except for this initial public offering in which the underwriters have excluded any sales by existing investors. No securities held by Elon R. Musk, Peter A. Thiel or Max R. Levchin will be included in the registration statement if any securities held by any other holder of registration rights are excluded from such registration statement.

    Expenses of Registration.  We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

    Expiration of Registration Rights.  The registration rights described above will expire two years after this offering is completed. The registration rights will terminate earlier (i) for a particular stockholder if that holder, following this offering, holds less than one percent of our common stock and such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act and (ii) upon a change of control.

Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

  Delaware Takeover Statute

    We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Certificate of Incorporation and Bylaw Provisions

    Provisions of our certificate of incorporation and bylaws which will become effective upon the closing of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

  Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

  Nasdaq Listing

    We have applied to list our common stock for quotation on the Nasdaq National Market.

SHARES ELIGIBLE FOR FUTURE SALE

    Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

    Upon completion of this offering, we will have outstanding      shares of common stock, including the issuance of      shares of common stock offered by us and no exercise of options outstanding after September 21, 2001. All of the      shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act.

    Of the remaining      shares of common stock,      shares were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All these shares will be subject to lock-up agreements, described below, on the date of this prospectus. Upon expiration of the lock-up agreements,       shares will become eligible for sale pursuant to Rule 144(k), Rule 144 and Rule 701. Thereafter,      shares will become eligible for sale pursuant to Rule 144.

Relevant Dates	Approximate Number of Shares Eligible for Future Sale	Comment
On the date of this prospectus		Freely tradeable shares sold in this offering
180 days after the date of this prospectus		All shares subject to lock-up agreements released; shares saleable under Rules 144, 144(k) and 701
Thereafter		Shares saleable under Rule 144

Rule 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately      shares immediately after this offering, or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, PayPal. These persons typically include our executive officers and directors.

Rule 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

    The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

    Beginning six months after the date of this offering, the holders of 171,837,219 shares of common stock and the holders of warrants to purchase 30,000 shares of common stock will be entitled to certain rights with respect to the registration of these shares for sale in the public market. See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradable in the public market without restriction.

Warrants

    As of September 21, 2001, there were a total of 570,414 shares of common stock subject to outstanding warrants, all of which are subject to lock-up agreements similar to those described below. These shares will become eligible for sale on various dates upon expiration or release of the 180-day lock-up agreements.

Stock Options

    As of September 21, 2001, there were a total of 8,769,146 shares of common stock subject to outstanding options under our stock option plans, all of which are subject to lock-up agreements similar to those described below. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. After the effective dates of these registration statements, shares purchased upon exercise of options granted under our stock option plans will be available for resale in the public market.

Lock-up Agreements

    We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

UNDERWRITING

    Salomon Smith Barney Inc., Robertson Stephens, Inc. and William Blair & Company, L.L.C. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Salomon Smith Barney Inc.
Robertson Stephens, Inc.
William Blair & Company, L.L.C.

Total

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $       per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    At our request, the underwriters have reserved up to    % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

    We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "PYPL".

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by PayPal, Inc.
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

    In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our portion of the total expenses of this offering will be $      .

    Travelers Insurance, an affiliate of Salomon Smith Barney Inc., is the issuer of an insurance policy we purchased to protect our account holders from unauthorized withdrawals. In addition, on March 31, 2000, affiliates of Robertson Stephens, Inc. purchased a total of 109,091 shares of our Series C Preferred shares.

    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins, Menlo Park, California. Various legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

    The consolidated financial statements of PayPal, Inc. as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and for the period from March 8, 1999 (inception) to December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

    The financial statements of Confinity, Inc. as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from December 3, 1998 (inception) to December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

    In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W. Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330.

    The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

    We intend to furnish our stockholders with annual reports containing audited financial statements and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

PAYPAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PayPal, Inc.
Report of PricewaterhouseCoopers LLP, independent accountants	F-2
Consolidated balance sheets at December 31, 1999 and 2000, at June 30, 2001 (unaudited) and pro forma at June 30, 2001 (unaudited)	F-3
Consolidated statements of operations for March 8, 1999 (inception) to December 31, 1999, the year ended December 31, 2000, and the six months ended June 30, 2000 and 2001 (unaudited)	F-4
Consolidated statements of convertible preferred stock and stockholders' deficit for March 8, 1999 (inception) to December 31, 1999, the year ended December 31, 2000, and the six months ended June 30, 2001 (unaudited)	F-5
Consolidated statements of cash flows for March 8, 1999 (inception) to December 31, 1999, the year ended December 31, 2000, and the six months ended June 30, 2000 and 2001 (unaudited)	F-6
Notes to consolidated financial statements	F-8
Unaudited pro forma combined financial statements for the year ended December 31, 2000	F-31
Confinity, Inc. (a development stage company)
Report of PricewaterhouseCoopers LLP, independent accountants	F-33
Balance sheets at December 31, 1998 and 1999, and at March 30, 2000 (unaudited)	F-34
Statements of operations for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, the three months ended March 30, 2000 (unaudited) and for December 3, 1998 (inception) to March 30, 2000 (unaudited)	F-35
Statements of convertible preferred stock and stockholders' equity/(deficit) for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, and the three months ended March 30, 2000 (unaudited)	F-36
Statements of cash flows for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, the three months ended March 30, 2000 (unaudited) and December 3, 1998 (inception) to March 30, 2000 (unaudited)	F-37
Notes to financial statements	F-38

F–1

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Stockholders of
PayPal, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of PayPal, Inc. (the "Company") and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the year ended December 31, 2000 and for the period from March 8, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
March 12, 2001

F–2

PAYPAL, INC

CONSOLIDATED BALANCE SHEETS

	December 31,
			June 30, 2001	Pro Forma June 30, 2001
	1999	2000
			(unaudited)	(unaudited) (Note 1)
ASSETS
Cash and cash equivalents	$8,441,864	$108,279,795	$123,411,059
Short-term investment securities	—	11,861,996	11,268,034
Restricted cash	150,020	3,975,611	6,048,090
Funds receivable	—	11,271,164	12,456,153
Other receivables	208,542	2,483,388	5,158,698
Prepaid expenses and other current assets	626,643	909,652	2,039,512

Total current assets	9,427,069	138,781,606	160,381,546

Non-current investment securities	—	—	27,086,102
Investment in common stock	2,000,000	—	—
Fixed assets, net	743,439	10,397,712	12,481,658
Goodwill and other intangibles, net	492,894	82,087,261	49,246,356
Other assets	178,260	530,268	674,327

Total assets	$12,841,662	$231,796,847	$249,869,989

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Due to customers	$—	$82,786,438	$108,571,398
Funds payable	—	6,720,967	10,852,507
Reserve for transaction losses	—	4,900,000	5,686,097
Accounts payable and accrued liabilities	1,090,122	8,799,280	8,396,913
Other liabilities	—	173,385	1,897,681

Total current liabilities	1,090,122	103,380,070	135,404,596
Long-term capital leases	—	229,605	133,530

Total liabilities	$1,090,122	$103,609,675	$135,538,126

Convertible preferred stock, par value $0.001: 68,850,000, 193,284,442, 193,284,442 shares authorized at December 31, 1999 and 2000 and June 30, 2001, respectively; 44,954,970, 156,700,049, 169,070,806 shares issued and outstanding at December 31, 1999 and 2000 and June 30, 2001, respectively.	15,791,084	241,640,791	278,323,940	$—
Commitments and contingencies (Note 17)
Stockholders' equity (deficit):
Common stock, par value $0.001: 300,000,000 shares authorized; 17,584,131, 37,313,887 and 38,279,404 issued and outstanding at December 31, 1999 and 2000 and June 30, 2001; and 207,350,210 pro forma issued and outstanding at June 30, 2001	17,584	37,314	38,279	207,350
Additional paid in capital	3,740,309	69,797,517	81,287,148	359,442,016
Deferred stock-based compensation	(3,038,864)	(8,597,400)	(13,726,592)	(13,726,592)
Stockholder notes	(139,275)	(566,108)	(558,214)	(558,214)
Accumulated deficit	(4,619,298)	(174,124,942)	(231,032,698)	(231,032,698)

Total stockholders' equity (deficit)	(4,039,544)	(113,453,619)	(163,992,077)	114,331,862

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$12,841,662	$231,796,847	$249,869,989	$249,869,989

The accompanying notes are an integral part of these consolidated financial statements

F–3

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

			Six Months Ended June 30,
	March 8, 1999 (inception) to December 31, 1999
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Transaction fees	$—	$8,454,523	$35,121	$31,608,481
Interest on funds held for others	—	2,045,815	239,571	2,062,562
Investment management fees	—	21,854	—	539,289
Service agreement revenues	—	3,937,762	3,071,741	—

Total revenues	—	14,459,954	3,346,433	34,210,332

Transaction processing expenses	—	25,092,759	6,230,348	19,413,235
Provision for transaction losses	—	11,028,000	1,355,262	5,539,483
Promotional and marketing	887,618	21,023,269	10,674,769	3,670,037
Product development	621,083	5,334,162	1,547,371	4,918,524
General and administrative	2,953,998	18,623,079	6,683,969	12,296,584
Customer service and operations	295,696	15,967,338	4,321,103	14,898,498
Amortization of goodwill and other intangibles	123,736	49,312,984	16,482,082	32,830,903
Service agreement costs and termination expenses	—	41,142,126	28,217,750	—

Total operating expenses	4,882,131	187,523,717	75,512,654	93,567,264

Loss from operations	(4,882,131)	(173,063,763)	(72,166,221)	(59,356,932)
Interest income	264,342	2,124,417	152,250	1,740,608
Other income (expense), net	(1,509)	1,433,702	1,385,809	708,568

Net loss	$(4,619,298)	$(169,505,644)	$(70,628,162)	$(56,907,756)

Basic and diluted net loss per share	$(1.64)	$(7.92)	$(5.49)	$(2.23)

Shares used in calculating basic and diluted net loss per share	2,814,034	21,396,312	12,875,461	25,552,284

Pro forma basic and diluted net loss per share (unaudited)		$(0.95)		$(0.29)

Shares used in calculating pro forma basic and diluted net loss per share (unaudited)		178,096,395		194,622,791

F–4

PAYPAL, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

			Stockholders' Deficit
	Convertible Preferred Stock
			Common Stock
					Additional Paid-In Capital	Deferred Stock-based Compensation	Stockholder Notes	Accumulated Deficit	Total Stockholder's (Deficit)
	Shares	Amount	Shares	Amount
Date of Inception
Issuance of Series A convertible preferred stock for cash and intangible assets, net of issuance costs of $50,636	38,850,000	$12,899,364	—	$—	$—	$—	$—	$—	$—
Issuance of Series B convertible preferred stock, net of issuance costs of $15,138	6,104,970	2,891,720	—	—	—	—	—	—	—
Issuance of restricted common stock to employees at below fair value	—	—	18,625,440	18,625	3,019,402	(2,745,485)	—	—	292,542
Amortization of deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	147,342	—	—	147,342
Issuance of restricted common stock to non-employees in exchange for services	—	—	523,695	524	64,868	(62,779)	—	—	2,613
Amortization of deferred stock-based compensation associated with deferred stock-based compensation from sales of restricted common stock to non-employees	—	—	—	—	—	62,779	—	—	62,779
Repurchase of restricted common stock from an officer	—	—	(11,000,004)	(11,000)	(58,663)	—	—	—	(69,663)
Issuance of stock options to employees at below fair value	—	—	—	—	499,244	(499,244)	—	—	—
Amortization of deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	58,956	—	—	58,956
Issuance of stock options to non-employees in exchange for services	—	—	—	—	533	(533)	—	—	—
Amortization of deferred stock-based compensation associated with stock options to non-employees in exchange for services	—	—	—	—	—	100	—	—	100
Issuance of warrants in exchange for services	—	—	—	—	85,085	(85,085)	—	—	—
Amortization of warrants issued in exchange for services	—	—	—	—	—	85,085		—	85,085
Stockholder notes issued for restricted common stock	—	—	9,435,000	9,435	129,840	—	(139,275)	—	—
Net loss	—	—	—	—	—	—	—	(4,619,298)	(4,619,298)

Balance at December 31, 1999	44,954,970	15,791,084	17,584,131	17,584	3,740,309	(3,038,864)	(139,275)	(4,619,298)	(4,039,544)
Issuance of Series B convertible preferred stock	21,000,000	10,002,993	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock, net of issuance costs of $95,586	36,363,637	99,904,416	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock, net of issuance costs of $781,606	16,119,495	47,576,879	—	—	—	—	—	—	—
Issuance of equity pursuant to merger:
Series AA convertible preferred stock	5,051,627	7,729,976	—	—	—	—	—	—	—
Series BB convertible preferred stock	24,247,842	37,452,161	—	—	—	—	—	—	—
Series CC convertible preferred stock	18,522,653	30,248,704	—	—	—	—	—	—	—
Common stock	—	—	25,489,478	25,489	38,588,750	—	—	—	38,614,239
Warrants assumed	—	—	—	—	8,479,614	—	—	—	8,479,614
Options assumed	—	—	—	—	7,182,310	—	—	—	7,182,310
Issuance of restricted common stock to employees at below fair value	—	—	—	—	218,369	(218,369)	—	—	—
Amortization of deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	343,627	—	—	343,627
Issuance of stock options to employees at below fair value	—	—	—	—	11,078,921	(9,508,407)	—	—	1,570,514
Amortization of deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	1,904,262	—	—	1,904,262
Issuance of stock options to non-employees in exchange for services	—	—	—	—	206,782	(206,782)	—	—	—
Amortization of deferred stock-based compensation associated with stock options to non-employees in exchange for services	—	—	—	—	—	207,215	—	—	207,215
Repurchase of restricted Series B convertible preferred stock from an officer	(18,812,500)	(8,960,958)	—	—	—	—	—	—
Reassignment of rights to Series B convertible preferred stock to an officer	3,149,055	1,889,433	—	—	3,369,488	(3,369,488)	(389,433)	—	(389,433)
Amortization of deferred stock-based compensation associated with rights to purchase Series B convertible preferred stock	—	—	—	—	—	3,369,488	—	—	3,369,488
Repurchase of restricted common stock from an officer	—	—	(6,461,386)	(6,461)	(3,083,376)	1,919,918	—	—	(1,169,919)
Exercise of stock options	—	—	701,664	702	22,453	—	—	—	23,155
Exercise of warrants	6,103,270	6,103	—	—	(6,103)	—	—	—	(6,103)
Stockholders' notes assumed in merger	—	—	—	—	—	—	(37,400)	—	(37,400)
Net loss	—	—	—	—	—	—	—	(169,505,644)	(169,505,644)

Balance at December 31, 2000	156,700,049	241,640,791	37,313,887	37,314	69,797,517	(8,597,400)	(566,108)	(174,124,942)	(113,453,619)
Issuance of Series D convertible preferred stock, net of issuance costs of $450,838	12,628,333	37,433,149	—	—	—	—	—	—	—
Repurchase of restricted Series C convertible preferred stock from an officer	(90,909)	(249,999)	—	—	—	—	—	—	—
Repurchase of restricted Series D convertible preferred stock from an officer	(166,667)	(500,001)	—	—	—	—	—	—	—
Repurchase of restricted common stock from an officer	—	—	(2,000,000)	(2,000)	(10,667)	15,333	12,667	—	15,333
Issuance of stock options to employees at below fair market value	—	—	—	—	10,742,161	(11,106,409)	—	—	(364,248)
Amortization of deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	5,894,075	—	—	5,894,075
Amortization of deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	72,268	—	—	72,268
Issuance of stock options to non-employees in exchange for services	—	—	—	—	199,905	(199,905)	—	—	—
Amortization of deferred stock-based compensation associated with stock options to non-employees in exchange for services	—	—	—	—	—	195,446	—	—	195,446
Exercise of stock options	—	—	2,965,517	2,965	546,088	—	(4,773)	—	544,280
Issuance of warrants in exchange for services	—	—	—	—	12,144	(12,144)	—	—	—
Amortization of warrants issued in exchange for services	—	—	—	—	—	12,144	—	—	12,144
Net loss	—	—	—	—	—	—	—	(56,907,756)	(56,907,756)

Balance at June 30, 2001 (unaudited)	169,070,806	$278,323,940	38,279,404	$38,279	$81,287,148	$(13,726,592)	$(558,214)	$(231,032,698)	$(163,992,077)

F–5

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Six Months Ended June 30,
	March 8, 1999 (inception) to December 31, 1999
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Cash flows from operating activities
Net loss	$(4,619,298)	$(169,505,644)	$(70,628,162)	$(56,907,756)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for transaction losses	—	11,028,000	2,796,658	5,539,483
Depreciation and amortization of fixed assets	77,733	2,351,720	331,758	2,492,437
Amortization of goodwill and other intangibles	123,736	49,312,984	16,482,082	32,830,903
Amortization of stock-based compensation	354,262	5,824,592	799,574	6,161,789
Changes in operating assets and liabilities:
Restricted cash	(150,020)	(3,825,591)	(962,181)	(2,072,479)
Funds receivable and other current receivables	(208,542)	(13,546,010)	(7,841,606)	(3,860,299)
Prepaid expenses and other assets	(804,903)	(635,017)	(1,586,409)	(1,273,919)
Charge-offs and recoveries to provision for transaction losses	—	(6,128,000)	—	(4,753,386)
Accounts payable and accrued liabilities	1,090,122	7,709,159	13,594,672	(402,367)
Funds payable and other liabilities	—	7,123,957	642,315	5,759,760

Net cash used in operating activities	(4,136,995)	(110,289,850)	(46,371,299)	(16,485,834)

Cash flows from investing activities
Investments in Community BancShares, Inc. common stock	(2,000,000)	2,000,000	(300,000)	—
Purchase of investment securities	—	(11,861,996)	—	(26,492,139)
Purchase of fixed assets	(821,172)	(11,743,740)	(7,351,445)	(4,554,237)
Purchase of domain names and licenses	(116,630)	—	—	—
Acquistion of cash through business combination	—	—	—	—

Cash used in investing activities	(2,937,802)	(21,605,736)	(7,651,445)	(31,046,376)

Cash flows from financing activities
Due to customers	—	82,786,438	33,505,879	25,784,960
Proceeds from issuance of preferred stock, net	15,791,084	157,484,288	109,907,409	37,433,149
Proceeds from issuance of restricted stock to employees	292,542	1,570,514	—	—
Proceeds from issuance of restricted stock to non-employees	2,613	—	—	—
Proceeds from exercise of stock options		23,155	10,303	544,280
Proceeds from exercise of warrants	—	—	—	—
Payments to repurchase common stock	—	—	—	(364,248)
Payments to repurchase restricted common stock	(69,663)	(1,169,919)	—	15,333
Payments to repurchase preferred stock		(8,960,958)	(6,103)	(750,000)
Payments under capital lease	—	—	—	—

Cash provided by financing activities	15,516,661	231,733,517	143,417,488	62,663,475

Net increase in cash	8,441,864	99,837,931	89,394,744	15,131,265
Cash and cash equivalents at beginning of period	—	8,441,864	8,441,864	108,279,795

Cash and cash equivalents at end of period	$8,441,864	$108,279,795	$97,836,608	$123,411,059

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Noncash investing and financing activities:
Issuance of Series A convertible preferred stock in exchange for domain name	$500,000	$—	$—	$—

Issuance of stock for merger of Confinity	$—	$129,707,003	$129,707,003	$—

Issuance of stock options to employees	$499,244	$9,508,407	$413,153	$11,106,409

Issuance of stock options to non-employees	$533	$206,782	$206,782	$199,905

Issuance of restricted common stock to employees	$2,745,485	$218,369	$218,369	$—

Issuance of restricted common stock to non-employees in exchange for services	$62,779	$—	$—	$—

Stockholder notes issued for restricted common stock	$139,275	$—	$—	$4,773

Issuance of warrants in connection in exchange for services and an equipment loan	$85,085	$—	$—	$12,144

Reduction of notes receivable in conjunction with repurchase of common stock	$—	$—	$—	$12,667

Reassignment of rights to Series B convertible preferred stock	—	$3,369,488	$—	$—

Issuance of notes receivable in exchange for Series B convertible preferred stock	$—	$389,433	$—	$—

Notes receivable assumed in merger	$—	$37,400	$—	$—

Assets acquired under capital lease	$—	$587,802	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$5,786	$65,040	$33,935	$25,533

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PAYPAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

    PayPal, Inc., previously known as X.com Corporation (the "Company"), was incorporated as a Delaware corporation in March 1999 and began substantive operations in November 1999. The Company's initial focus was offering Internet banking services, which consisted of accepting deposits, payment services and limited extension of credit, provided through an agreement with First Western National Bank ("First Western"). In the second half of 2000, the Company focused on on-line payments and discontinued offering Internet banking services. The Company formally changed its name to PayPal, Inc. in February 2001. The PayPal product allows customers to transfer money to anyone with an email address. Customers create and fund their accounts through the Company's website (www.paypal.com). Accounts are funded using a credit card, a bank account, or funds received from other customers. Customers can use the PayPal product to send payments to other customers as well as non-customers (who receive an email that alerts them that funds have been set aside in their name, and provides them with instructions on opening an account in order to claim the funds).

Principles of consolidation

    The accompanying consolidated financial statements include the results of operations of the Company and its wholly owned subsidiary, PayPal Asset Management Inc. All significant intercompany transactions have been eliminated.

Stock split

    In January 2000, the Board of Directors approved a three-for-one stock split. Accordingly, all share amounts have been restated retroactively to reflect this split.

Use of estimates

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim financial information

    The interim consolidated financial statements as of June 30, 2001 and for the six-month periods ended June 30, 2000 and 2001, together with the financial data and other information for those periods disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Risk and uncertainties

    The Company's future results of operations involve a number of risk and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to: customer adoption of the PayPal product, continued

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use of PayPal for on-line auction transactions, competition, changes to credit card association rules and practices, the Company's ability to manage fraud, application of laws and regulations to the Company's business, rates at which users fund payments using credit cards and the Company's ability to manage growth.

    The Company has incurred substantial losses and negative cash flows from operations since inception. For the year ended December 31, 2000 and for the six months ending June 30, 2001, the Company incurred a loss from operations of $169,505,644 and $56,907,756 and negative cash flows from operations of $109,873,587 and $16,485,834, respectively. As of December 31, 2000 and June 30, 2001, the Company had an accumulated deficit of $174,124,942 and $231,032,698, respectively. The Company raised private equity financing of $173,275,372, net of issuance costs during 1999 and 2000. The Company raised an additional $37,433,149, net of issuance costs in the first six months of 2001. Management believes, based on current levels of operations and anticipated growth, its cash from operations, without giving effect to net proceeds from their offering, will suffice to fund their operations through at least December 31, 2001.

Concentration of business volume

    The Company processes a majority of its transactions for customers conducting business using the services of one major Internet auction company. Although the Company's relationships lie directly with PayPal customers, the Internet auction company's ability to continue attracting customers and generating volume could have a significant impact on the Company.

Concentration of credit risk

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, receivables, and investment securities. The Company invests its cash primarily in money market securities and in the PayPal Money Market Reserve Fund ("the Fund"), which are uninsured. As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of these financial institutions.

Provision for transaction losses

    The Company is exposed to transaction losses due to fraud, as well as non-performance of third parties and customers. The Company establishes reserves for estimated losses arising from processing customer transactions. These reserves represent the estimated amounts necessary to provide for transaction losses incurred as of the reporting date, including those to which the Company has not yet been notified.

    The reserves are based on known facts and circumstances, internal factors including the Company's experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. Additions to the reserve are reflected in current operating results, while charges to the reserve are made when losses are paid. Recoveries are reflected as collected in the reserve for transaction losses.

    The establishment of appropriate reserves for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimates. The Company regularly updates its reserve

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estimates as new facts become known and events occur that may impact the settlement or recovery of losses.

Segment reporting

    Statement of Financial Accounting Standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The method for determining what information to report is based upon the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

    The Company's chief operating decision-maker is considered to be the Chief Executive Officer (CEO). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. For the years ended December 31, 1999 and 2000, the Company had no significant foreign operations. For the six-month period ended June 30, 2001, revenues from customers located outside the U.S. totaled $4,115,898, or approximately 12% of total revenue. There were no long-lived assets outside the U.S. during any period presented.

Fair value of financial instruments

    The carrying amount of the Company's financial instruments, including cash and cash equivalents, investment securities and receivables, approximated fair value as of December 31, 1999 and 2000.

Comprehensive income

    The Company classifies items of other comprehensive income, such as unrealized gains and losses on investment securities, by their nature in the financial statements and displays the accumulated other comprehensive income separately from retained earnings in the equity section of the balance sheet. As of December 31, 1999 and 2000 and June 30, 2001, the Company had no such items.

Cash and cash equivalents

    The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts, commercial paper and various deposit accounts. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of those investments.

Investment securities

    All of the Company's investment securities are classified as held to maturity and are reported at amortized cost. Those investments with maturities greater than three months and less than twelve months at the date of acquisition are considered short-term investments and those with maturities greater than twelve months are considered long-term investments.

    A decline in the fair value of any security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security.

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    Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Investment in common stock

    As discussed in Note 3, in November 1999, the Company entered into an agreement with Community Bancshares Inc (CBI), in which the Company purchased a minority interest in CBI for $2,000,000. The investment was accounted for under the cost method. In August 2000, the Company exercised its put agreement requiring the then current CEO of CBI to repurchase the shares of CBI common stock from the Company for the original purchase price of $2,000,000.

Fixed assets

    Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed over the estimated useful life using the straight-line method. Depreciation and amortization periods are generally three years for computer equipment, two years for software and five years for furniture and fixtures. Maintenance and repairs are expensed as incurred.

Capitalized software

    Cost of internal use software and website development costs are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which require that the Company expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software, are capitalized. Capitalized costs are amortized over approximately two years on a straight-line basis. As of December 31, 1999 and 2000 and June 30, 2001, the Company had capitalized approximately $197,500, $1,330,200 and $2,063,200 respectively, in internally developed software costs and recognized approximately $19,700, $567,100 and $530,200, respectively, of amortization expense.

Goodwill and other intangibles

    Goodwill and other intangibles are carried at cost less accumulated amortization. The cost of goodwill and other identified intangibles are being amortized on a straight-line basis over two years. Other intangibles include purchased domain names, licenses, and identifiable intangibles acquired in business combination.

Impairment of long-lived assets, including goodwill and other intangibles

    The Company assesses the impairment of its long-lived assets and other identifiable intangibles and related goodwill periodically in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived

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Assets to be Disposed of. The Company also assesses the impairment of enterprise level goodwill periodically in accordance with the provision of Accounting Principles Board Opinion (APB) No. 17, Intangible Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could result in an impairment review include but are not limited to, significant underperformance relative to expected historical or projected future operating results, undiscounted cash flows are less than the carrying value, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and the Company's market capitalization relative to net book value. If the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will measure any impairment based on the projected discounted cash flow method using a discount rate commensurate with the risk inherent to the Company's current business model. As of June 30, 2001, the Company has not identified any such impairment.

    The Company purchased domain names and licenses related to the Internet banking operations and capitalized the related cost. Upon termination of this business in December 2000 (see Note 17), the Company wrote-off the unamortized balance of $492,894.

Due to customers

    Customers utilize the Company's services to transfer money via the Internet. Any stored value remaining from transactions in a customer's account represents a liability of the Company to the customer. Customer balances are insured against unauthorized transactions by a third party insurance company up to $100,000. Customers can elect to sweep their account balances into the mutual fund to earn a rate of return; otherwise, no interest is paid on customer account balances.

Stock-based compensation

    The Company accounts for stock-based employee compensation using the minimum-value method of APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related Interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company adopted FASB Interpretation No. 44 ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB 25 as of July 1, 2000. FIN 44 provides guidance on the application of APB 25 for stock-based compensation to employees. Under APB No. 25, compensation expense is based on the excess of the fair value of the Company's stock over the exercise price, if any, on the date of the grant and is recorded on a straight-line basis over the vesting period of the options, which is generally four years.

    The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Unaudited pro forma net loss per share

    Pro forma net loss per share for the year ended December 31, 2000 and for the six months ended June 30, 2001 is computed using the weighted average number of shares outstanding, including the conversion of the Company's convertible preferred stock into shares of the Company's common stock

F–12

effective upon the closing of the Company's initial public offering (IPO), as if such conversion occurred at January 1, 2000, or at the date of issuance, if later. The unaudited pro forma adjustment increased the weighted average shares used to compute basic and diluted net loss per share of $0.95 and $0.29 for the year ended December 31, 2000 and for the six months ended June 30, 2001, respectively. The calculation of pro forma diluted net loss per share excludes incremental common stock issuable upon the exercise of stock options and warrants, as the effect would be antidilutive.

Unaudited pro forma information

    Upon the closing of an IPO, each of the outstanding shares of convertible preferred stock will automatically convert into one share of common stock. The pro forma balance sheet presents the Company's balance sheet as if the conversion had occurred at June 30, 2001.

Revenue recognition

    The Company earns transaction fees from processing transactions for selected customers. Revenue resulting from these transactions is recognized as transactions are completed. A transaction fee is charged to customers meeting certain criteria (such as account type and volume of payments received per month) for funds they receive.

    The Company also recognizes investment management fees pursuant to a contractual agreement based upon the average net assets of the Fund. Investment management fees are recognized over the period that assets are under management. As of December 31, 2000 and June 30, 2001, customer funds invested in the Fund under management totaled approximately $17.2 million and $45.2 million, respectively. As of December 31, 2000 and June 30, 2001 the Company's cash and cash equivalents included approximately $58.2 million and $54.0 million invested in these funds, respectively.

    As part of its cash management process, the Company earns interest on funds held on behalf of others by investing the stored value remaining in the customer accounts in money market and money market equivalent securities overnight. The interest income received on these investments is accrued and recognized as income in the period in which it is earned.

    In accordance with its Internet banking service agreement (see Note 17), the Company was entitled to earn 50% of any income and reimbursed First Western all losses resulting from the operation of the program. Revenues from this service agreement consisted primarily of interest income received from investing the Company's excess cash in overnight investments.

Transaction processing expenses

    Transaction processing expenses consist primarily of third party transaction fees, such as Automatic Clearing House (ACH) and check processing, credit card processing and debit card processing expenses.

Advertising expenses

    The cost of advertising is expensed as incurred. For the years ended December 31, 1999 and 2000, advertising cost totaled $329,910 and $126,536, respectively. For the six months ended June 30, 2001, advertising expenses totaled $45,175.

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Customer acquisition costs

    At times, the Company has paid an acquisition cost ranging from $5 to $10 to each customer opening a new PayPal account and an additional $5 to $10 to those customers who refer another new account holder to the Company. The amounts paid are not dependent on whether the customer generates revenue for the Company. These amounts are deposited into the customer's account after certain requirements are met. During the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, acquisition costs of $488,026, $15,355,017, and $480,196, respectively, have been expensed as incurred and are included in promotional and marketing expense.

Income taxes

    The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent accounting pronouncements

  Business Combinations

    In June 2001, the Financial Accounting Standard Board (FASB) issued SFAS No. 141, Business Combinations ("SFAS No. 141"). This standard concludes that all business combinations within the scope of the statement will be accounted for using the purchase method. Previously, the pooling-of-interests method was required whenever certain criteria were met. SFAS No. 141 requires separate recognition of intangible assets apart from goodwill if they meet one of two criteria: the contractual-legal criterion or the separability criterion. SFAS No. 141 also requires the disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

    The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company does not expect the adoption of this standard to have a significant impact on the cash flows or statement of operations.

  Goodwill and Other Intangibles

    In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and other intangibles that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40-year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment, which may

F–14

require remeasurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required.

    The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of the fiscal year and applied to all goodwill and other intangibles recognized in the financials at that date. Impairment losses are to be reported as resulting from a change in accounting principle. The impact on the Company of the adoption of this standard has not yet been determined.

2.  BUSINESS COMBINATION

    On March 30, 2000, the Company merged with Confinity, Inc. which developed the PayPal product. X.com was the surviving entity in the merger. The Company formally changed its name to PayPal, Inc. in February 2001. Under the terms of the agreement, the Company issued 25,489,478 shares of common stock and 5,051,627, 24,247,842 and 18,522,653 shares of Series AA, Series BB and Series CC preferred stock, respectively, in exchange for all of the outstanding common and preferred stock of Confinity. Additionally, the Company assumed Confinity's options and warrants outstanding into options and warrants to purchase the Company's common and Series CC preferred stock. As a result of the merger, the former stockholders of Confinity owned approximately 50% of the total outstanding voting interest of the Company immediately following the merger.

    The merger has been accounted for under the purchase accounting method. The purchase price was allocated among the identifiable tangible and intangible assets based on the fair market value of those assets. The excess of the purchase price over the fair value of net assets acquired totaled $131,323,614. This amount has been included in intangible assets and is being amortized using the straight-line method over a two-year period. Amortization expense relating to these intangible assets totaled $49,312,984 during the year ended December 31, 2000 and $32,830,903 for the six months ended June 30, 2001. Purchased technology that had reached technological feasibility and was principally represented by the technology underlying the PayPal product was valued using a replacement cost method. This analysis resulted in an allocation of $620,000 to existing technology, which was capitalized and is being amortized over two years. Additionally, a replacement cost analysis of the customer base and assembled workforce resulted in $6,290,000 and $790,000, respectively, being capitalized and amortized over two years.

    The consolidated financial statements include the results of Confinity since March 31, 2000. The following unaudited pro forma consolidated financial information presents the combined results of the Company and Confinity as if the merger had occurred at the beginning of the years presented below, after giving effect to certain adjustments, principally amortization of goodwill and other intangible assets.

	Years Ended December 31,
	1999	2000
Revenue	$350,004	$14,544,820
Net loss	$(72,944,439)	$(201,554,542)
Basic and diluted net loss per share	$(5.87)	$(9.42)

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3.  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of the following:

	December 31,
	1999	2000
Cash	$27,000	$3,330,088
Cash equivalents	8,414,864	104,949,707

Cash and cash equivalents	$8,441,864	$108,279,795

4.  RESTRICTED CASH

    In connection with processing transactions with financial institutions, the Company pledges cash in the form of certificates of deposits. The Company uses restricted cash to secure letters of credits with banks to provide collateral to other financial institutions for actual or contingent liabilities arising from potential charge-backs, adjustments, fees or other charges due to or incurred by the Company. At December 31, 2000 and June 30, 2001, the Company had pledged certificates of deposit totaling $3,013,451 and $5,085,930, respectively, pursuant to these agreements.

    Additionally, in accordance with the lease agreement, the Company has an irrevocable standby letter of credit with a financial institution and has pledged cash, in the form of a certificate of deposit, in the amount of $962,160 as of December 31, 2000 and June 30, 2001 to secure the letter of credit.

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5.  INVESTMENT SECURITIES

    The Company held no investment securities as of December 31, 1999. As of December 31, 2000 and June 30, 2001, the amortized cost and estimated fair value of investment securities consist of the following:

December 31, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments:
Asset backed securities	$6,830,800	$21,715	$(313)	$6,852,202
U.S. government agencies	5,031,196	20,034	—	5,051,230

Total securities	$11,861,996	$41,749	$(313)	$11,903,432

June 30, 2001 (unaudited)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments:
U.S. government agencies	$11,268,034	$69,286	$—	$11,337,320

	11,268,034	69,286	—	11,337,320

Non-current investments:
Asset backed securities	2,312,110	7,673	(925)	2,318,858
U.S. government agencies	24,773,992	54,814	(41,548)	24,787,258

	27,086,102	62,487	(42,473)	27,106,116

Total securities	$38,354,136	$131,773	$(42,473)	$38,443,436

6.  FIXED ASSETS, NET

    Fixed assets consist of the following:

	December 31,
	1999	2000
Internally developed software	$197,471	$1,330,243
Computer equipment	462,384	6,116,586
Purchased computer software	146,067	2,005,845
Furniture and fixtures	15,250	3,374,491

	821,172	12,827,165
Less: accumulated depreciation and amortization	(77,733)	(2,429,453)

Fixed assets, net	$743,439	$10,397,712

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    Depreciation and amortization expenses for the years ended December 31, 1999 and 2000 totaled $77,733 and $2,351,720, respectively. For the six-month period ending June 30, 2001, depreciation and amortization expenses totaled $2,492,437.

7.  GOODWILL AND OTHER INTANGIBLES, NET

    The components of goodwill and other intangibles are as follows:

	December 31,
	1999	2000
Goodwill	$—	$123,623,614
Existing technology	—	620,000
Customer base	—	6,290,000
Assembled workforce	—	790,000
Purchased domain names	606,630	—
Licenses	10,000	10,000
Less: accumulated amortization	(123,736)	(49,246,353)

Goodwill and other intangibles, net	$492,894	$82,087,261

    Amortization expense for the years ended December 31, 1999 and 2000 totaled $123,736 and $49,312,984, respectively. For the six-month period ending June 30, 2001, amortization expense totaled $32,830,903.

    In May 1999, the Company acquired the X.com domain name in exchange for 1,500,000 shares of the Company's Series A convertible preferred stock at an aggregate value of $500,000.

8.  RESERVE FOR TRANSACTION LOSSES

    The following summarizes the activity in the reserve for transaction losses for the years ended December 31, 1999 and 2000, and for the six-months ending June 30, 2001.

Balance at December 31, 1999	$—
Provision for transaction losses	11,028,000
Charge-offs	(9,773,000)
Recoveries	3,645,000

Balance at December 31, 2000	4,900,000
Provision for transaction losses	5,539,483
Charge-offs	(8,582,538)
Recoveries	3,829,152

Balance at June 30, 2001	$5,686,097

9.  FEDERAL AND STATE TAXES

    For the years ended December 31, 1999 and 2000, and for the six months ended June 30, 2001, no provision for federal or state income taxes has been recorded as the Company incurred net operating

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losses. Temporary differences, which give rise to significant components of the deferred tax assets, are as follows:

	December 31,
	1999	2000
Deferred tax assets
Net operating loss and credit carryforwards	$1,786,159	$51,573,778
Reserves for transaction losses	—	1,960,000
Capitalized start-up	—	1,032,192
Accrued vacation	—	386,376

Total deferred tax assets	1,786,159	54,952,346

Deferred tax liabilities
Fixed assets and capitalized software costs	(41,771)	(204,295)
Acquired identifiable intangibles, net	—	(1,925,000)

Total deferred tax liabilities	(41,771)	(2,129,295)

Valuation allowance	(1,744,388)	(52,823,051)

Net deferred tax assets	$—	$—

Increase in deferred tax asset valuation allowance	$1,744,388	$51,078,663

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a 100% valuation allowance against its net deferred tax assets at December 31, 1999 and 2000, as no immediate benefit is expected to be received due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. As of December 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $130,570,000 and $118,970,000, respectively. These federal and state net operating loss carryforwards will begin to expire in varying amounts beginning in 2019 and 2007, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforward may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to a cumulative ownership change of more than 50% over a three-year period, as defined in Section 382 of the Internal Revenue Code. Such limitation, if any, has not yet been determined by the Company.

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    The following table reconciles the statutory federal tax rate to the effective income tax rate for the years ended December 31, 1999 and 2000:

	1999	2000
Statutory federal tax rate	34.00%	34.00%
California franchise tax expense, net of federeral income tax benefit	5.35%	5.35%
Amortization of stock-based compensation	(5.71%)	(1.10%)
Non-deductible intangible amortization	(0.00%)	(9.88%)
Valuation allowance	(34.03%)	(27.05%)
Other, net	0.39%	(1.32%)

Effective income tax rate	0.00%	0.00%

10.  CONVERTIBLE PREFERRED STOCK

    At December 31, 1999, convertible preferred stock consisted of the following:

	Shares
			Liquidation Amount	Value of Stock Issued, Net of Issuance Costs
	Authorized	Outstanding
Series A	38,850,000	38,850,000	$12,948,705	$12,899,364
Series B	30,000,000	6,104,970	2,907,797	2,891,720

	68,850,000	44,954,970	$15,856,502	$15,791,084

    At December 31, 2000, convertible preferred stock consisted of the following:

	Shares
			Liquidation Amount	Value of Stock Issued, Net of Issuance Costs
	Authorized	Outstanding
Series A	38,850,000	38,850,000	$12,948,705	$12,899,364
Series B	27,104,970	11,441,525	5,449,598	5,823,188
Series C	36,363,637	36,363,637	100,000,002	99,904,416
Series D	33,000,000	16,119,495	48,358,485	47,576,879
Series AA (Issued pursuant to merger)	5,051,637	5,051,627	500,054	7,729,976
Series BB (Issued pursuant to merger)	24,247,856	24,247,842	4,500,414	37,452,161
Series CC (Issued pursuant to merger)	28,666,342	24,625,923	14,625,336	30,248,704

	193,284,442	156,700,049	$186,382,594	$241,634,688

F–20

    At June 30, 2001, convertible preferred stock consisted of the following:

	Shares
			Liquidation Amount	Value of Stock Issued, Net of Issuance Costs
	Authorized	Outstanding
Series A	38,850,000	38,850,000	$12,948,705	$12,899,364
Series B	27,104,970	11,441,525	5,449,598	5,823,188
Series C	36,363,637	36,272,728	99,750,002	99,654,417
Series D	33,000,000	28,581,161	85,743,483	84,516,130
Series AA (Issued pursuant to merger)	5,051,637	5,051,627	500,054	7,729,976
Series BB (Issued pursuant to merger)	24,247,856	24,247,842	4,500,414	37,452,161
Series CC (Issued pursuant to merger)	28,666,342	24,625,923	14,625,336	30,248,704

	193,284,442	169,070,806	$223,517,592	$278,323,940

Liquidation preference

    In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of convertible preferred stock retain liquidation preference over common stockholders. The liquidation preference amounts are $0.3333 per share of Series A, $0.0990 per share of Series AA, $0.4763 per share of Series B, $0.1856 per share of Series BB, $2.75 per share of Series C, $0.5939 per share of Series CC and $3.00 per share of Series D.

    The remaining assets and funds of the Company available for distribution will be distributed ratably among all holders of common stock pro rata based on the number of shares of common stock held by each holder.

Redemption

    The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company is deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the equity section. The convertible preferred stock is not redeemable in any other circumstances.

Voting rights

    Holders of convertible preferred stock are entitled to vote together with holders of common stock. The number of votes granted to convertible preferred stockholders equals the number of full shares of common stock into which each share of convertible preferred stock could be converted as described in the Company's Certificate of Incorporation.

Conversion

    Each share of convertible preferred stock is convertible at any time into one share of common stock (subject to certain adjustments). Each share of convertible preferred stock shall convert at the option of the holder or automatically upon the occurrence of the earlier of a closing of a firm commitment underwritten public offering of the Company's common stock with aggregate net cash

F–21

proceeds to the Company of not less than $25.0 million or the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of convertible preferred stock.

Dividends

    The holders of convertible preferred stock are entitled to receive when, and if, declared by the Board of Directors, dividends at the rate of $0.0167 per share of Series A, $0.0049 per share of Series AA, $0.0238 per share of Series B, $0.0093 per share of Series BB, $0.1375 per share of Series C, $0.0297 per share of Series CC and $0.15 per share of Series D, respectively, per year, payable in preference to any payment of any dividend on common stock. The dividends are non-cumulative.

    As of December 31, 1999 and 2000 and June 30, 2001, no dividends had been declared on any series of the Company's preferred or common stock.

11.  RESTRICTED STOCK

    During the year ended December 31, 1999, the Company issued 28,060,440 shares of restricted common stock for cash proceeds of $292,626 and a note in the amount of $139,275 to certain employees, directors and officers of the Company under Restricted Stock Purchase Agreements (RSPA). The issuance prices of the restricted common stock awarded ranged from $0.003 to $0.05 per share and the repurchase rights associated with these grants lapse at a rate of 1/48 per month. In some cases, the issuance price was below the deemed fair value of the common stock and resulted in deferred stock-based compensation for 1999 of $2,745,485, which was equal to the difference between the fair value of the common stock at the measurement date and the consideration received for these shares. The amortization of deferred stock-based compensation is being amortized over the vesting period of the shares. For the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001 the amortization of deferred stock-based compensation associated with these restricted stock awards was $147,342, $343,627 and $72,268, respectively.

    During the years ended December 31, 1999 and 2000, the Company repurchased 11,000,004 and 6,461,386 shares of restricted common stock, respectively, from certain employees, directors and officers of the Company, pursuant to the repurchase provisions of the RSPA. During the six months ended June 30, 2001, in connection with termination of service, the Company repurchased 2,000,000 shares of restricted common stock from a former officer of the Company. All repurchases were made at the issuance price paid for the shares when granted.

    During the year ended December 31, 1999, the Company granted 523,695 shares of restricted common stock for aggregate proceeds of $2,613, to non-employees of the company in connection with consulting agreements. The issuance prices of the restricted common stock awarded ranged from $0.003 to $0.033 per share. One award of 13,695 shares was fully vested at the date of grant. The issuance price was below the fair value of the common stock and resulted in a deferred compensation of $62,779 which was equal to the difference between the fair value of the common stock and the consideration received for the shares. The amortization of deferred compensation is being recognized in full during 1999 as consulting expense as the shares were fully vested upon grant. The remaining awards of 510,000 shares vest at a rate of 1/48 per month in accordance with the terms of the RSPA. There was no deferred compensation relating to these shares as the fair value was equal to the consideration received.

F–22

    During the year ended December 31, 2000 the Company issued 21,000,000 shares of Series B preferred stock at a price of $0.47633 per share to a principal stockholder and officer of the Company, under an RSPA. During August 2000, the Company exercised its right to repurchase 18,812,500 shares of the Series B preferred stock at the issuance price. Simultaneously, the Company reassigned a portion of this repurchase right to another principal stockholder and officer of the Company to purchase 3,149,055 shares of the 18,812,500 shares of Series B preferred stock at $0.60 per share. The shares were fully vested upon purchase. On the date of reassignment and purchase, the Company recorded $3,369,488 in stock-based compensation expense. The amount recorded represented the difference between the fair value of the Series B preferred stock at the date of reassignment and purchase and the price paid for the shares.

12.  STOCKHOLDER NOTES RECEIVABLE

    During the year ended December 31, 1999, the Company issued 9,435,000 shares of restricted common stock in exchange for full-recourse promissory notes totaling $139,275. In addition, in conjunction with the merger with Confinity, the Company assumed a stockholder note receivable in the amount of $37,400. The principal and accrued interest are due three years from the date of issuance. These notes accrue interest in a range of 5.15%-8% per annum.

    During the year ended December 31, 2000, the Company issued 3,149,055 shares of Series B convertible preferred stock to a principal stockholder of the Company in exchange for a full recourse note in the amount of $389,433. This note accrues interest at 6.62% per annum. Under the terms of the note, interest is compounded semiannually and added to the principal balance. The principal and accrued interest are due four years from the date of issuance.

13.  STOCK OPTION PLAN

    As of December 31, 2000, the Company had reserved up to 14,136,073 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company's 1999 Stock Plan (the "Plan"). Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may only be granted to Company employees (including officers and directors who are also employees). Nonqualified Stock Options ("NSO") may be granted to both Company employees and consultants. Options under the Plan may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors provided, however, that (1) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (2) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Such options are exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options granted under the Plan are exercisable according to the terms of each option; however, in the event of a change in control or merger as defined in the Plan, 12 months of options shall immediately become vested and exercisable in full. Options granted generally vest at a rate of 25% of the option shares upon the optionee's completion of one year of service measured from the vesting commencement date. The balance will vest in equal successive monthly installments of 1/48 of the total grant upon the optionee's completion of each of the next 36 months of service. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options

F–23

under the plan may be either Incentive Stock Options, as defined under Section 422 of the Internal Revenue Code, or Nonstatutory Options.

    During December 2000 and March 2001, the Company amended the Plan to permit option holders who hold more than 100,000 and 10,000 outstanding options, respectively to exercise their options in advance of vesting. All outstanding options held by former employees of Confinity assumed at the time of the merger can be exercised in advance of vesting, as was permitted under the former Confinity Stock Option Plan. All options exercised in advance of vesting are recorded as both issued and outstanding stock from the date of exercise. In the event that the employee fails to satisfy the required conditions for vesting of the option, as established in the original option award, the Company maintains the right to repurchase any non-vested shares at such time. Such options are repurchased at a price equal to the exercise price paid.

    Options granted to employees during the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001 resulted in deferred stock-based compensation of $499,244, $9,508,407 and $11,106,409 respectively. The amounts recorded represent the difference between the exercise price and the fair value of the Company's common stock subject to the options granted. The deferred stock-based compensation is being amortized over the vesting period of the options granted. For the years ended December 31, 1999 and 2000, the amortization of deferred stock-based compensation was $58,956 and $1,904,262, respectively. For the six months ended June 30, 2001, the amortization of deferred stock-based compensation was $5,894,075.

    The Company granted options to purchase 139,440, 131,066 and 130,695 shares of common stock to non-employees for consulting services during the years ended December 31, 1999 and 2000, and the six months ended June 30, 2001, resulting in deferred compensation of $533, $206,782 and $199,905, respectively. The fair value of the options granted during 2000 was determined at the date of grant using the Black-Scholes option pricing model. Amortization of the deferred compensation is being recorded over the vesting period of the options. For the years ended December 31, 1999 and 2000 the amortization of deferred compensation related to these options were $100 and $207,215, respectively. For the six months ended June 30, 2001 the amortization of deferred compensation related to these options was $195,446.

    Upon termination of service for four employees of the Company during the year ended December 31, 2000, the Company accelerated the vesting on certain of their outstanding stock awards at termination. The acceleration of these awards triggered a re-measurement date for the grants and accordingly, the Company recorded $529,669 in additional compensation. During the six months ended June 30, 2001, the Company accelerated vesting for fourteen employees upon termination of service and recorded $2,324,992 in additional stock-based compensation expense.

F–24

    A summary of the status of the Company's stock option plan and changes during those periods is presented below:

	Years Ended December 31,
					Six Months Ended June 30, 2001 (unaudited)
	1999		2000
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—	1,642,440	$0.03	12,479,395	$0.17
Granted	2,092,440	0.03	8,213,784	0.25	7,384,966	0.30
Assumed in merger	—	—	4,830,476	0.04	—	—
Exercised	—	—	(734,433)	0.03	(4,667,446)	0.14
Terminated/forfeited	(450,000)	0.03	(1,472,872)	0.08	(1,590,982)	0.26

Outstanding, at end of year	1,642,440	$0.03	12,479,395	$0.17	13,605,933	$0.24

Options exercisable at end of year	—	$0.03	4,325,697	$0.05	12,081,591	$0.24

    The following table summarizes information about stock options outstanding at June 30, 2001:

	Options Outstanding			Options Exercisable
Exercise Price Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$0.01 - $0.03	1,295,622	$0.02	8.31	1,295,622	$0.02
$0.03 - $0.05	319,441	0.03	8.23	313,816	0.03
$0.07 - $0.10	1,478,738	0.08	8.69	1,470,862	0.08
$0.30	10,512,132	0.30	9.47	9,001,291	0.30

$0.01 - $0.30	13,605,933	$0.24	9.25	12,081,591	$0.24

  Fair value disclosures

    The following information concerning the Company's stock option plan is provided in accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As permitted by SFAS 123, the Company accounted for options granted to employees in accordance with APB No. 25 and related interpretations. The fair value of each stock option granted to employees was estimated on the date of grant using the minimum value method with the following weighted average assumptions:

	Years Ended December 31,
	1999	2000
Expected stock price volatility	—	—
Risk-free interest rate	6.5%	6%
Expected life of options (years)	4	4

F–25

    As a result of the above assumptions, the weighted average fair value of options granted during the years ended December 31, 1999 and 2000 was $0.33 and $1.47 respectively.

    Had compensation expense for the Plan been determined based on the fair value at grant date for options granted during the years ended December 31, 1999 and 2000 consistent with the provisions of SFAS 123, the Company's net loss would have increased to the pro forma amounts reported below:

	Years Ended December 31,
	1999	2000
Net loss—as reported	$(4,619,298)	$(169,505,644)

Net loss—pro forma	$(4,638,039)	$(169,596,183)

Net loss per share basic and diluted
As reported	$(1.64)	$(7.92)

Pro forma	$(1.65)	$(7.93)

14.  WARRANTS

    During November 1999, the Company issued warrants to purchase 500,001 shares of common stock at an exercise price of $0.0333 per share issued to a third party in connection with a contract for professional recruiting services previously provided. These warrants have a seven-year term and were fully exercisable from the date of grant. In addition, the Company issued warrants to purchase 60,000 shares of common stock at an exercise price of $0.40 per share to a third party in connection with an equipment loan. These warrants have a ten-year term and were fully exercisable from the date of grant. The fair values of these warrants were determined at the date of grant using the Black-Scholes option pricing model. The calculated fair values of $41,335 and $43,750 were attributable to professional fees and interest expense, respectively, during 1999. As of June 30, 2001, these warrants remained outstanding and fully exercisable.

    Pursuant to the merger with Confinity, the Company assumed the obligations under warrants issued to investors during January 2000 by Confinity in connection with a preferred stock financing. These warrants were issued to purchase 4,999,999 shares of Series CC preferred stock at an exercise price of $2.40 per share and were fully exercisable from the date of grant. As of the date of the merger with Confinity, the warrants were amended to provide for the purchase 10,103,273 shares of Series CC preferred stock at an exercise price of $1.19 per share. In August 2000, these warrants were net exercised by the holder in exchange for 6,103,270 shares of the Company's series CC preferred stock.

    During April 2001, the Company issued warrants to purchase 30,000 shares of the Company's Series D preferred stock at an exercise price of $3.00 per share to a third party in connection with an equipment loan. The warrant has a five-year term and is fully exercisable upon grant. The fair value of the warrant was determined at the date of grant using the Black-Scholes option pricing model. The calculated fair value was $12,144 and was expensed in full as interest expense. As of June 30, 2001 the warrant remains outstanding and fully exercisable.

F–26

15.  401(k) SAVINGS PLAN

    During 2000, the Company adopted a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company did not match employee contributions during the year ended December 31, 2000 or during the six months ended June 30, 2001.

16.  COMMITMENTS AND CONTINGENCIES

  Leases

    The Company has entered into capital lease agreements for certain furniture and fixtures, computer equipment and software.

    The Company leases its facilities under non-cancelable operating leases. Under the terms of the leases, the Company is responsible for its share of common area and operating expenses.

    As of December 31, 2000, minimum lease commitments required under all leases are as follows:

	Capital Leases	Operating Leases
2001	$218,478	$1,791,929
2002	234,750	1,863,115
2003	13,555	1,931,712
2004	—	1,997,753
2005 and thereafter	—	4,385,191

Total minimum lease commitments	$466,783	$11,969,700

Less: Amount representing interest	(63,793)

Present value of minimum lease payments	402,990
Less: Current portion of capital lease obligation	(173,385)

Long-term portion of capital lease obligation	$229,605

    For the years ended December 31, 1999 and 2000, rent expense under the operating leases amounted to $90,944 and $1,663,579, respectively. Rent expense under operating leases for the six months ended June 30, 2001 was $1,009,281. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

    In April 2001, the Company entered into a capital lease with a financial institution that provides for advances not to exceed $3 million. As of June 30, 2001, the outstanding balance was $1.7 million. These funds were used to purchase furniture and fixtures, computer equipment and software. The Company also granted warrants to purchase 30,000 shares of Series D preferred stock in conjunction with this agreement (see Note 14).

  Legal

    In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operation of the Company.

F–27

  Commitments under service and marketing agreements

    The Company has entered into service and marketing agreements under which minimum payments are due as follows:

Year Ended December 31,	(in millions)
2001 (last six months only)	$0.4
2002	1.5
2003	1.9
2004	3.0
2005	1.5

Total commitments under service and marketing agreements	$8.3

17.  SERVICE AGREEMENT COSTS AND TERMINATION EXPENSES

    In November 1999, the Company entered into a series of agreements with CBI. Under the first agreement, the Company was to purchase CBI's wholly owned subsidiary, First Western, subject to the receipt of regulatory approvals. The second agreement provided for an Internet banking agreement under which the Company would solicit customers to apply for First Western accounts and the customers would use the Company's software programs to utilize Internet banking services from First Western. The Company was to reimburse CBI and First Western for their costs incurred in servicing the First Western accounts. At the same time, the Company and CBI entered into an agreement under which the Company purchased CBI common stock for $2 million (see Note 1). In connection with this agreement, the Company also entered into a put agreement requiring the Chief Executive Officer of CBI to repurchase the shares of CBI's common stock from the Company at the price paid upon termination of the internet banking arrangement.

    In August 2000, the Company terminated its stock purchase agreement and in December 2000 cancelled its Internet banking services agreement with CBI. In December 2000, in accordance with the original agreement, the Company paid CBI a termination fee of $1 million and reimbursed CBI an additional $1 million for the net losses resulting from the Internet banking operations. In addition, the Company exercised its put agreement requiring the Chief Executive Officer of CBI to repurchase the common shares of CBI for $2 million.

18.  NET LOSS PER SHARE

    Basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are included in the diluted net income (loss) per common share calculation to the extent

F–28

these shares are dilutive. A reconciliation of the numerator and denominator used in the calculation of basic and dilutive net income (loss) per share available to common stockholders is as follows:

	March 8, 1999 (inception) to December 31, 1999		Six Months Ended June 30,
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Numerator
Net loss for common share	$(4,619,298)	$(169,505,644)	$(70,628,162)	$(56,907,756)

Denominator
Weighted average common shares	7,788,929	49,282,336	43,160,143	50,087,058
Weighted average unvested common shares subject to repurchase	(4,974,895)	(27,886,024)	(30,284,683)	(24,534,774)

Denominator for basic and diluted calculation	2,814,034	21,396,312	12,875,461	25,552,284

Basic and diluted net loss per share	$(1.64)	$(7.92)	$(5.49)	$(2.23)

    The following table summarizes common equivalent shares that are not included in the denominator used in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated:

	March 8, 1999 (inception) to December 31, 1999		Six Months Ended June 30,
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Effect of common equivalent shares:
Stock options to purchase common stock	1,719,294	10,607,021	9,906,515	14,371,053
Warrrants to purchase convertible preferred stock and common stock	61,644	2,691,289	4,842,163	553,747
Unvested common shares subject to repurchase agreements	4,974,895	27,886,024	30,284,683	24,534,774

	6,755,833	41,184,334	45,033,361	39,459,574

19.  RELATED PARTY TRANSACTIONS

    In February 2001, the Company entered into a strategic partnership with Providian Financial (Providian). Under the terms of the partnership, the Company offers Providian-issued, PayPal-branded Visa cards to the Company's account holders. Simultaneously, Providian purchased 3,333,333 shares of the Company's Series D preferred stock financing at the same price per share as was paid by the other investors in the Series D preferred stock. The Chief Executive Officer of Providian is a member of the Company's board of directors.

    In April 2000, the Company assumed a loan payable by its Chief Financial Officer to his former employer. The loan is due in June 2004 or at such time he is no longer employed by the Company. The

F–29

Company forgave 25% of this loan in June 2001 which is reflected in employee compensation expense as of June 30, 2001. The remainder of the loan will be forgiven in 25% increments per year.

20.  SUBSEQUENT EVENTS

    In July 2001, the Company made loans to or for the benefit of certain employees. Each loan was non-recourse, secured in part by a pledge of shares of its common stock owned by each participant and had a four-year term. In connection with each loan, each participant granted to the Company the right to purchase a portion of the shares of its common stock owned by such participant at a price of $3 per share. The Company exercised its right to purchase these shares in September 2001 and purchased 1,777,510 common shares for an aggregate consideration of $5,332,530. The participants used the proceeds to repay promissory notes issued in July 2001, and all of these notes have been repaid.

    In August and September 2001, the Company issued 4,500,000 non-voting shares of a new class of convertible preferred stock ("Class A"). An executive officer received a beneficial interest in these shares which had a purchase price of $.30 per share. The Class A stock has a liquidation preference of $3.00 per share and can be converted at any time, at the option of the holders, into common stock at a conversion ratio of 1:1. In addition, the Class A stock will automatically convert to common stock at the conversion ratio in the event of an IPO raising at least $25 million. The shares of Class A Stock are subject to a repurchase option held by the Company and other restrictions. As to 1,687,500 of those shares, 750,000 shares were released from the repurchase option on August 30, 2001. The Company has a right to repurchase up to all 937,500 remaining shares of those 1,687,500 shares at any time, for an amount equal to the price paid for the shares. This repurchase right lapses at a rate of 93,750 shares per month commencing in September 2001, expiring completely in June 2002. In the event of a change of control, any of the 937,500 shares which are then still subject to repurchase restrictions, will be released from the repurchase restrictions. With respect to the other 2,812,500 shares, commencing in June 2002, the repurchase right will lapse at a rate of 93,750 shares per month expiring completely in January 2005. In the event the executive officer's employment relationship with the Company is involuntarily terminated or terminated without cause within one year following a change of control, then all of the 2,812,500 shares which are then still subject to repurchase restrictions will be released from the repurchase restrictions. The Company also retains a call over 4,500,000 shares of the Class A stock, which can be exercised at a fixed price of $3.00 per share between July 2002 and 2005. At issuance, the convertible instrument was deemed to have an embedded beneficial conversion feature which is limited to the amount of the proceeds of $1,135,000.

    In connection with the purchase of the shares of Class A stock by the executive officer, the Company made a full recourse loan in the amount of $1,350,000, at an interest rate of 8% per annum. The executive officer used $843,750 of this loan to purchase 2,812,500 shares of the Class A stock, and these shares were pledged as collateral for the loan. The purchase price for the remaining shares was paid in cash. The loan, including accrued interest, matures on September 10, 2005 and becomes payable immediately upon termination of the executive's employment for any reason.

F–30

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma financial statements have been prepared to give effect to the merger between the Company and Confinity, Inc. as if it had occurred at the beginning of the period presented. This transaction was accounted for using the purchase method of accounting.

    The unaudited pro forma combined statement of operations for the year ended December 31, 2000 combines the historical consolidated statement of operations of the Company with the historical statement of operations of Confinity for the same period.

    On March 30, 2000, the Company merged with Confinity, Inc, which developed the PayPal product. The Company was the surviving entity. Under the terms of the merger agreement, the Company issued 25,489,478 shares of common stock and 5,051,627, 24,247,842 and 18,522,653 shares of Series AA, Series BB and Series CC preferred stock, respectively, in exchange for all of the outstanding common and preferred stock of Confinity. Additionally, the Company converted Confinity's 2,390,550 options and 5,020,001 warrants outstanding into options and warrants to purchase 4,830,474 and 10,143,689 shares of the Company's common and Series CC preferred stock, respectively. As a result of the merger, the former stockholders of Confinity own approximately 50% of the total outstanding voting interest of the Company following the merger. The purchase price was allocated among the identifiable tangible and intangible assets based on the fair market value of those assets. The intangible assets are being amortized using the straight-line method over a two-year period.

Existing technology	$0.6 million
Assembled workforce	$0.8 million
Customer base	$6.3 million
Goodwill	$123.6 million

    Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or results that actually would have been realized had the entities been a single entity during this period. The unaudited pro forma combined financials are based upon the respective historical consolidated financial statements of the Company and Confinity and notes thereto, included elsewhere in this prospectus and should be read in conjunction with those statements and the related notes.

F–31

UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31, 2000
	The Company	Confinity, Inc.	Pro Forma Adjustments(A)(B)	Pro Forma Combined
Revenues	$14,459,954	$84,866	$—	$14,544,820
Operating expenses:
Transaction processing expenses	25,092,759	1,503,284	—	26,596,043
Provision for transaction losses	11,028,000	575,238	—	11,603,238
Promotional and marketing	21,023,269	10,522,009	—	31,545,278
Product development	5,334,162	759,204	—	6,093,366
General and administrative	18,623,079	1,787,115	—	20,410,194
Customer service and operations	15,967,338	498,107	—	16,465,445
Amortization of goodwill and other intangibles	49,312,984	57,486	16,415,451	65,785,921
Service agreement costs and termination expenses	41,142,126	—	—	41,142,126

Total operating expenses	187,523,717	15,702,443	16,415,451	219,641,611

Loss from operations	(173,063,763)	(15,617,577)	(16,415,451)	(205,096,791)
Interest income	2,124,417	—	—	2,124,417
Other income and expenses, net	1,433,702	(15,870)	—	1,417,832

Net loss	$(169,505,644)	$(15,633,447)	$(16,415,451)	$(201,554,542)

(A)
Reflects pro forma amortization of the $131,323,614 in intangible assets acquired in the merger for the period from January 1, 2000 through March 29, 2000.

(B)
The Company will implement SFAS No. 142, Goodwill and Other Intangible Assets, beginning January 1, 2002 and will cease amortizing any remaining goodwill. If the Company had implemented this pronouncement on January 1, 2000, the anticipated impact to the consolidated results of operations for the year ended December 31, 2000 will be a reduction of the pro forma amortization expense of approximately $65.8 million.

F–32

Report of Independent Accountants

To the Board of Directors and Stockholders of
Confinity, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Confinity, Inc, (a development stage company), (the Company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period December 3, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
November 28, 2000

F–33

CONFINITY, INC.
(a development stage company)

BALANCE SHEETS

	December 3, 1998 (inception) to December 31, 1998	Year Ended December 31, 1999	March 30, 2000
			(unaudited)
ASSETS
Cash and cash equivalents	$100,007	$2,362,257	$—
Funds receivable	—	—	4,845,100
Receivables	—	127,378	20,000
Prepaid expenses	—	15,211	22,207

Total current assets	100,007	2,504,846	4,887,307

Furniture and equipment, net	—	837,449	1,527,374
Intangible assets, net	—	3,675	3,675
Deposits	—	116,000	7,442,352

Total assets	$100,007	$3,461,970	$13,860,708

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)
Overdraft payable	$—	$—	$1,780,535
Due to customers	—	253,933	11,444,478
Accrued liabilities and accounts payable	—	176,272	1,232,799
Reserve for transaction losses	—	—	493,908
Current portion of obligations under capital lease	—	127,374	—
Due to founder	100,000	—	—
Other liabilities	—	—	505,159

Total current liabilities	100,000	557,579	15,456,879

Obligations under capital lease	—	331,164	—

Total liabilities	100,000	888,743	15,456,879

Convertible preferred stock, no par value: 0, 14,500,000 and 24,602,718 shares authorized at December 31, 1998 and 1999 and March 30, 2000; 0, 14,500,000 and 23,666,664 shares issued and outstanding at December 31, 1998, 1999 and March 30, 2000	—	4,978,454	15,880,941
Commitments and contingencies (Notes 11 and 12)
Stockholders' equity (deficit):
Common stock: no par value: 50,000,000 shares authorized; 0, 10,426,200, 12,605,450 issued and outstanding at December 31, 1998 and 1999 and March 30, 2000	—	88,224	256,008
Additional paid in capital	—	1,176,625	5,106,648
Deferred stock-based compensation	—	(969,348)	(4,505,593)
Due from shareholder	—	(37,400)	(37,400)
Deficit accumulated during development stage	7	(2,663,328)	(18,296,775)

Total stockholders' equity (deficit)	7	(2,405,227)	(17,477,112)

Total liabilities convertible preferred stock and stockholders' equity (deficit)	$100,007	$3,461,970	$13,860,708

The accompanying notes are an integral part of these financial statements.

F–34

CONFINITY, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

	Period From December 3, 1998 (inception) to December 31, 1998	Year Ended December 31, 1999	Three Months Ended March 30, 2000	Period From Inception to March 30, 2000
			(unaudited)	(unaudited)
Revenues
Interest on funds held for others	$7	$85,662	$84,866	$170,535
Operating expenses
Transaction processing expenses	—	9,673	1,503,284	1,512,957
Provision for transaction losses	—	—	575,238	575,238
Promotion and marketing	—	494,763	10,522,009	11,016,772
Product development	—	632,556	759,204	1,391,760
General and administrative	—	1,395,371	1,787,115	3,182,486
Customer service and operations	—	208,372	498,107	706,479
Amortization of intangibles	—	1,260	57,486	58,746

Income (loss) from operations	7	(2,656,333)	(15,617,577)	(18,273,903)

Interest income (expense)	—	(7,002)	(15,870)	(22,872)

Net income (loss)	$7	$(2,663,335)	$(15,633,447)	$(18,296,775)

Basic and diluted net loss per share		$(0.36)	$(1.63)

Shares used in calculating basic and diluted net loss per share		7,312,002	9,605,263

The accompanying notes are an integral part of these financial statements.

F–35

CONFINITY, INC. (a development stage company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)

	Convertible Preferred Stock
			Common Stock
					Additional Paid-In Capital	Deferred Stock-based Compensation	Stockholder's Notes	Accumulated Deficit	Total Stockholders' (Deficit)
	Shares	Amount	Shares	Amount
Date of inception
Net income	$—	$—	$—	$—	$—	$—	$—	$7	$7

Balance at December 31, 1998	—	—	—	—	—	—	—	7	7
Issuance of Series A convertible preferred stock at $0.20 per share, net of issuance costs of $7,500, in February of 1999	2,500,000	492,500	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock at $0.375 per share, net of issuance costs of $14,046 in June of 1999	12,000,000	4,485,954	—	—	—	—	—	—	—
Issuance of restricted common stock to employees at below fair value	—	—	9,804,615	82,460	554,090	(554,090)	—	—	82,460
Amortization of restricted common stock to employees	—	—	—	—	—	47,218	—	—	47,218
Issuance of stock options to employees at below fair value	—	—	—	—	372,113	(372,113)	—	—	—
Amortization of stock options to employees at below fair value	—	—	—	—	—	41,068	—	—	41,068
Issuance of stock options to non-employees in exchange for services	—	—	—	—	217,862	(217,862)	—	—	—
Amortization of stock options to non-employees in exchange for services	—	—	—	—	—	86,431	—	—	86,431
Exercise of stock options	—	—	46,200	924	—	—	—	—	924
Stockholders' notes issued for common stock	—	—	575,385	4,840	32,560	—	(37,400)	—	—
Net loss								(2,663,335)	(2,663,335)

Balance at December 31, 1999	14,500,000	4,978,454	10,426,200	88,224	1,176,625	(969,348)	(37,400)	(2,663,328)	(2,405,227)
Issuance of Series C convertible preferred stock at $1.20 per share, net of issuance costs of $97,510 in March of 2000	9,166,664	10,902,487	—	—	—	—	—	—	—
Issuance of stock options to employees at below fair value	—	—	—	—	3,283,978	(3,283,978)	—	—	—
Amortization of stock options to employees at below fair value	—	—	—	—	—	283,363	—	—	283,363
Issuance of stock options to non-employees in exchange for services	—	—	—	—	38,955	(38,955)	—	—	—
Amortization of stock options to non-employees in exchange for services	—	—	—	—	—	10,197	—	—	10,197
Issuance of restricted common stock to employees at below fair value	—	—	—	—	—	—	—	—	—
Amortization of restricted common stock to employees at below fair value	—	—	—	—	—	79,778	—	—	79,778
Exercise of Stock Options	—	—	2,179,250	167,784	607,090	(586,650)	—	—	188,224
Net loss	—	—	—	—	—	—	—	(15,633,447)	(15,633,447)

Balance at March 30, 2000 (unaudited)	23,666,664	$15,880,941	12,605,450	$256,008	$5,106,648	$(4,505,593)	$(37,400)	$(18,296,775)	$(17,477,112)

F–36

CONFINITY, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

	December 3, (inception) to December 31, 1998	Year Ended December 31, 1999	January 1 to March 30, 2000	For the Period Inception to March 30, 2000
			(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$7	$(2,663,335)	$(15,633,447)	$(18,296,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for transaction losses	—	—	575,238	575,238
Depreciation and amortization	—	118,911	117,112	236,023
Amortization of stock-based compensation	—	174,717	373,338	548,055
Changes in operating assets and liabilities:
Receivables	—	(127,378)	(4,737,722)	(4,865,100)
Prepaid expenses and other assets	—	(131,211)	(7,333,348)	(7,464,559)
Accrued liabilities and accounts payable	—	176,272	1,103,148	1,279,420
Overdraft payable	—	—	1,780,535	1,780,535
Recoveries and charge off; net	—	—	(81,330)	(81,330)

Net cash provided by operating activities	7	(2,452,024)	(23,836,476)	(26,288,493)

Cash flows from investing activities
Purchase of fixed assets	—	(956,360)	(807,037)	(1,763,396)
Puchase of intangible assets	—	(3,675)	—	(3,675)

Cash used in investing activities	—	(960,035)	(807,037)	(1,767,071)
Cash flows from financing activities
Due to customers	—	253,933	11,190,545	11,444,478
Proceeds from issuance of preferred stock, net	—	4,878,454	10,902,487	15,780,941
Proceeds from issuance of common stock, net	—	82,460	—	82,460
Proceeds from issuance of notes due to founder	100,000	—	—	100,000
Repayments of notes due to founder	—	—	—	—
Proceeds from exercise of stock options	—	924	188,224	189,147
Payments under capital leases	—	458,538	—	458,538

Cash provided by financing activities	100,000	5,674,309	22,281,256	28,055,564
Net increase in cash	100,007	2,262,250	(2,362,257)	—
Cash and cash equivalents at beginning of period	—	100,007	2,362,257	2,462,264

Cash and cash equivalents at end of period	$100,007	$2,362,257	$—	$2,462,264

Noncash investing and financing activities:
Issuance of common stock in exchange for stockholder notes	$—	$37,400	$—	$37,400

Issuance of restricted stock to employees	$—	$554,090	$—	$554,090

Issuance of stock options to employees	$—	$372,113	$3,283,978	$3,656,091

Issuance of stock options to non-employees	$—	$217,862	$38,955	$3,912,908

Conversion of note due to founder into convertible preferred stock	$—	$500,000	$—	$500,000

The accompanying notes are an integral part of these financial statements.

F–37

CONFINITY, INC.

(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

    Confinity, Inc. (the "Company") was incorporated in California on December 3, 1998 under the name FieldLink, Inc. On March 23, 1999, the Company's name was changed to Confinity, Inc.

    Through the Company's PayPal product users can send money to anyone with an email address. PayPal is available through devices capable of sending email including computers, Palm organizers and other wireless devices.

    As the company activities have consisted primarily of providing free of charge, a product for sending money securely through email and no significant revenue have been generated, the Company is classified as a development stage entity as of March 30, 2000.

    On March 1, 2000 the Company agreed to merge with X.com Corporation. Under the terms of the agreement Confinity shareholders received approximately 2.02 shares of X.com stock for each share of Confinity stock. Immediately following the transaction the shareholders of Confinity owned approximately 50% of the combined company. The transaction was completed on March 30, 2000.

Interim financial information

    The interim consolidated financial statements as of March 30, 2000 and for the three-month period ended March 30, 2000, together with the financial data and other information for that period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Use of estimates in the preparation of financial statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

    The carrying amount of the Company's financial instruments, which include cash equivalents, investment securities and receivables, approximated fair value at December 31, 1998 and 1999.

Comprehensive income

    The Company classifies items of other comprehensive income by their nature in the financial statements and displays the accumulated other comprehensive income separately from retained earnings in the equity section of the balance sheet. As of December 31, 1999, the Company had no such items.

F–38

Cash and cash equivalents

    The Company considers all highly-liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts, commercial paper and various deposit accounts. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of those investments.

Furniture and equipment

    Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed over the estimated useful life using the straight-line method. Depreciation and amortization periods are generally three years for computer equipment, two years for software and five years for furniture and fixtures. Maintenance and repairs are charged to expense as incurred.

Capitalized software

    Cost of internal use software and website development cost are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which requires that the Company expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. Capitalized costs are amortized over one to three years on a straight-line basis. As of December 31, 1998 and 1999, the Company had capitalized approximately $0 and $210,781 in internally developed software costs and recognized $0 and $38,324 of amortization expense, respectively.

Intangible assets

    Intangible assets consist of purchased internet domain names and are carried at cost less accumulated amortization. Amortization of these assets is computed on a straight-line basis over the estimated useful lives of 3 years.

Impairment of long-lived assets

    The Company reviews for the potential impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not identified any such impairment losses.

F–39

Advertising expenses

    Advertising costs are expensed as incurred. The amount expensed for the year ended December 31, 1998 and 1999, and the three months ended March 30, 2000 was $0, $217,130 and $498,105 respectively.

Customer acquisition costs

    At times, the Company paid an acquisition cost of $10 to customers opening a new account and another $10 if these customers refer another new account holder to the Company. These amounts are deposited into the customer accounts as earned. At December 31, 1999, there were no restrictions for earning these fees. During 1999, acquisition costs of $77,235 have been expensed as incurred.

Due to customers

    Customers utilize the Company's PayPal product to transfer money via the internet. Any stored value remaining from transactions in a customer's account represents a liability of the Company to the customer. The Company does not pay interest on PayPal customer accounts.

Income taxes

    The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock-based compensation

    The Company accounts for stock-based employee compensation using the minimum-value method of APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related Interpretations, and complies with the disclosure provisions of SFAS No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the excess of the deemed fair value of the Company's stock over the exercise price, if any, on the date of the grant and is recorded on a straight-line basis over the vesting period of the options, which is generally four years.

    The Company accounts for stock based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

2.  STOCKHOLDER NOTES RECEIVABLE

    In 1999 the Company accepted a full recourse note from an officer in connection with the issuance of common stock. Under the terms of the note, interest of 8.0% is compounded semiannually and added to the principal balance. The notes and accrued interest are due 3 years from the issuance of the

F–40

note. At December 31, 1999 the principal and unpaid interest on notes accepted from the sale of stock was $37,400.

3.  DUE TO FOUNDER

    In December 1998, a limited liability company (LLC) controlled by a founder issued a bridge loan to the Company in the amount of $100,000 bearing interest at a rate of 4.33% compounded annually. In 1999 the LLC converted the entire amount of the bridge loan into 500,000 shares of Series A preferred stock. A total of $700 in interest was paid in cash and expensed by the Company at the time the loan was converted into Series A shares.

4.  FURNITURE AND EQUIPMENT

    Furniture and equipment consist of the following:

	December 31, 1999	March 30, 2000
		(unaudited)
Internally developed software	$210,781	$210,781
Computer equipment	484,138	1,152,822
Computer software purchased from third parties	245,476	289,615
Office equipment	—	102,896
Telecommunications equipment	—	7,283
Furniture and fixtures	15,965	—

	956,360	1,763,397
Accumulated depreciation and amortization	(118,911)	(236,023)

	$837,449	$1,527,374

    Depreciation and amortization expense for the period ended December 31, 1999 and the three months ended March 30, 2000 was $118,911 and $117,112, respectively.

5.  INTANGIBLE ASSETS

    The components of intangible assets are as follows:

	December 31, 1999	March 30, 2000
		(unaudited)
Purchased domain names	$3,780	$3,780
Less: accumulated amortization	(105)	(105)

	$3,675	$3,675

    Amortization expense for the year ended December 31, 1999 and the three months ended March 30, 2000 was $105, and $0, respectively.

F–41

6.  FEDERAL AND STATE TAXES

    For the years ended December 31, 1998 and 1999, no provision for federal or state income taxes has been recorded as the Company incurred net operating losses.

    As of December 31, 1999, the Company had a net deferred tax asset of $975,063 relating primarily to the capitalized startup costs. Due to the uncertainty surrounding the realization of the deferred tax assets, the Company has recorded a valuation allowance at December 31, 1999. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

    The following table reconciles the statutory federal tax rate to the effective income tax rate for the year ended December 31, 1999:

Statutory federal tax rate	34.00%
State taxes	5.58
Amortization of stock-based compensation	(2.12)
Valuation allowance	(37.22)
Other	(0.24)

Effective tax rate	0.00%

7.  CONVERTIBLE PREFERRED STOCK

    December 31, 1999, convertible preferred stock consists of the following:

	Shares
			Liquidation Amount	Proceeds Net of Issuance Costs
	Authorized	Outstanding
Series A	2,500,000	2,500,000	$500,000	$492,500
Series B	12,000,000	12,000,000	$4,500,000	$4,485,954

	14,500,000	14,500,000	5,000,000	4,978,454

    Balance at March 30, 2000, convertible preferred stock consists of the following:

	Shares
			Liquidation Amount	Proceeds Net of Issuance Costs
	Authorized	Outstanding
Series A	2,500,000	2,500,000	$500,000	$492,500
Series B	12,000,000	12,000,000	$4,500,000	$4,485,954
Series C	9,166,664	9,166,664	$3,788,519	$10,902,487

	23,666,664	23,666,664	8,788,519	15,880,941

Redemption

    The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of

F–42

substantially all of the property or business of the company shall be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the equity section. There are no other redemption features.

Liquidation preference

    In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of convertible preferred stock retain liquidation preference over common stockholders. The liquidation preference amounts are $0.20 per share of Series A and $0.375 per share of Series B and $0.375 per share of Series C.

    The remaining assets and funds of the Company available for distribution will be distributed among all holders of common stock pro rata based on the number of shares of common stock held by each holder.

Voting rights

    Holders of convertible preferred stock are entitled to vote together with holders of common stock. The number of votes granted to convertible preferred shareholders equals the number of full shares of common stock into which each share of convertible preferred stock could be converted as described in the Company's Articles of Incorporation.

Conversion

    At the option of the holder, each share of convertible preferred stock is convertible at any time into one share of common stock (subject to certain adjustments). Each share of preferred stock shall automatically be converted into common stock upon majority consent of the outstanding shares of preferred stock or closing of a firm commitment underwritten public offering of common stock with aggregate gross proceeds to the Company of not less than $15.0 million.

Dividends

    The holders of Series A, B and C convertible preferred stock are entitled to receive non-cumulative dividends as, when and if declared by the Board of Directors.

    For all periods presented, no dividends were declared on any series of the Company's convertible preferred stock.

Warrants

    In 1999, the Company issued warrants to purchase up to 20,000 shares of common stock at an exercise price of $1.20 per share to a third party as additional consideration on the capital lease (see Note 11). The third party has the right to exercise the warrants for ten years from the date of issue. The Company has not allocated a portion of the proceeds from the capital lease to the warrants, based upon their relative fair values, as the amount is deemed immaterial.

F–43

    In January 2000, in connection with the preferred stock financing, pursuant to the merger with X.com Corporation, the Company issued two warrants to investors to purchase up to 4,166,666 and 833,333 shares of Series C preferred stock at a exercise price of $2.40 per share. These warrants were fully vested and exercisable at grant. The warrants expire at the earlier of three years from the date of grant, an initial public offering of the Company's common stock or a merger/consolidation. The fair value of the warrants was determined to be $2,709,333 and was recorded as a cost of raising preferred stock financing. As of March 30, 2000, the warrants were amended to exercise at the earlier of the above terms and a preferred stock financing by the Company to close at no less than $3.00 per share. In conjunction with the merger with X.com Corporation (see Note 1), all warrants were outstanding and were assumed in the merger.

8.  RESTRICTED STOCK

    During the year ended December 31, 1999, the Company issued 10,380,000 shares of common stock for aggregate cash of $82,460 and a note of $37,400 to certain employees of the Company in connection with their employment. In some cases, the issuance price was below the fair value of the common stock and resulted in deferred stock-based compensation of $554,090 which was equal to the difference between the fair value of the common stock and the consideration paid for these shares. The deferred stock-based compensation is being amortized over the vesting period of the shares. For the year ended December 31, 1999 and for the three months ended March 31, 2000, the amortization of deferred stock-based compensation was $47,218 and $79,778, respectively.

    A portion of the shares granted to employees is subject to repurchase by the Company, at the Company's option at the original price issued. The Company's right of repurchase lapses over a period of time determined by the Board of Directors on a case by case basis.

9.  STOCK OPTIONS

    As of December 31, 1999, the Company had reserved up to 6,000,000 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company's 1999 Stock Plan. Such options were exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options that are granted to other than officers, directors or consultants vest and become exercisable at a rate of not less than 20% per year over the five years following the date of grant. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options under the plan may be either incentive stock options, as defined under Section 422 of the Internal Revenue Code, or nonstatutory options. During the year ended December 31, 1999, 1,791,000 options had been granted and 4,209,000 options were still available for grant under the Company's stock option plan as of December 31, 1999.

    Options granted to employees with exercise prices below the deemed fair value of the stock during the year ended December 31, 1999 and the three months ended March 30, 2000 resulted in deferred stock-based compensation of $372,113 and $3,283,978, respectively. Amortization of the deferred stock-based compensation is being charged to operations as the respective options vest. For the period ended December 31, 1999 and the three months ended March 30, 2000 the amortization of deferred stock-based compensation related to these stock options was $47,218 and $283,363, respectively.

F–44

    A summary of the status of the Company's stock option plan and changes during those periods is presented below:

	Period Ended December 31, 1999
	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	—	$—
Granted	1,891,000	0.033
Exercised	(46,200)	0.02
Terminated/forfeited	(100,000)	0.02

Outstanding, at end of year	1,744,800	$0.034

Options exercisable at end of year	164,106	$0.028

    The following table summarizes information about stock options outstanding at December 31, 1999:

	Options Outstanding
				Options Exercisable
			Weighted Average Remaining Contractual Life
Exercise Price	Number Outstanding	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
$.02 - $.04	1,744,800	$.034	9.52	164,106	$.028

    Had compensation expense for the Plan been determined based on the fair value at the grant date for options granted in 1999 consistent with the provisions of SFAS 123, the pro forma net loss would be reported as follows:

December 31, 1999
Net loss:
As reported	$(2,663,335)

Pro forma	$(2,706,701)

Options to Non-Employees

    Options granted to non-employees for consulting services during the year ended December 31, 1999 and the three months ended March 30, 2000 resulted in deferred stock-based compensation of $217,862 and $38,955, respectively. The fair value of these options was determined at the date of the grant using the Black-Scholes option pricing model. For the year ended December 31, 1999 the amortization of deferred stock-based compensation related to these options was $86,431. For the three months ended March 30, 2000 the amortization of deferred stock-based compensation related to these options was $10,197.

F–45

10.  401(k) SAVINGS PLAN

    In 1999, the Company adopted a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company did not match employee contributions during the year ended December 31, 1999 or during the three months ended March 30, 2000.

11.  OPERATING AND CAPITAL LEASES

    During the year ended December 31, 1999, the Company entered into two operating lease agreements for office space. In September 1999, one of the leases was terminated after 9 months of the 34-month lease agreement. The Company did not pay a penalty as a result of terminating the lease agreement. For the period ended December 31, 1998 the Company was not obligated under any operating lease agreements.

    On August 23, 1999 the Company entered into a capital lease agreement with a financial institution. Under the terms of the lease the Company purchases equipment and submits invoices to the financial institution for reimbursement. Computer equipment, software, furniture and other equipment is eligible for reimbursement up to a maximum lease amount of $600,000. Once the Company has been reimbursed, the lease begins for a term of 36 months at an interest rate matching term treasuries plus 3%. At the end of the lease term the Company will purchase the equipment for 10% of the purchase price of the equipment. For the period ended December 31, 1998, the Company was not obligated under any capital lease agreements.

    Following is an analysis of the assets under capital lease by major class at December 31, 1999:

	December 31, 1999	March 30, 2000
		(unaudited)
Computer equipment	$379,463	$482,579
Software	89,258	89,258
Office equipment	15,966	15,966

	484,687	587,803
Less accumulated amortization	(28,362)	(74,481)

	$456,325	$513,322

    Depreciation of assets under capital lease was $28,362 and $46,119 for the period ended December 31, 1998, the year ended December 31, 1999 and the three months ended March 30, 2000, respectively.

F–46

    As of December 31, 1999, future minimum lease payments under capital leases, including the 10% buy out mentioned above and future minimum rental payments required under operating leases are as follows:

Year Ending Leases	Capital	Operating
2000	$182,921	$304,000
2001	182,921	316,160
2002	199,280	328,806
2003	—	341,959
2004 and thereafter	—	233,972

	565,122	$1,524,897

Less amount representing interest	(106,584)

Present value of net minimum lease payments	458,538
Less current maturities	(127,374)

Long-term portion	$331,164

    For the period ended December 31, 1998, the year ended December 31, 1999, and the three months ended March 30, 2000, rent expense was $0, $133,225 and $116,925, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

12.  LEGAL PROCEEDINGS

    In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operation of the Company.

F–47

              Shares

PayPal, Inc.

Common Stock

P R O S P E C T U S

            , 2001

Salomon Smith Barney

Robertson Stephens

William Blair & Company

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 13. Other Expenses of Issuance and Distribution.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee	$20,125
NASD filing fee	8,550
Nasdaq National Market application fee	80,000
Blue sky qualification fees and expenses	7,500
Printing and engraving expenses	200,000
Legal fees and expenses	800,000
Accounting fees and expenses	750,000
Transfer agent and registrar fees	5,000
Miscellaneous expenses	128,825

Total	$2,000,000

Item 14. Indemnification of Directors and Officers.

    Section 102 of the Delaware General Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

    Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of PayPal, Inc.—by reason of the fact that the person is or was a director, officer, agent, or employee of PayPal, Inc., or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of PayPal, Inc., and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of PayPal, Inc. as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to PayPal, Inc., unless the court believes that in light of all the circumstances indemnification should apply.

    Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered

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in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

    Our Certificate of Incorporation, attached as Exhibit 3.1 hereto, and Bylaws, attached as Exhibit 3.2 hereto, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. In addition, we intend to enter into separate indemnification agreements, attached as Exhibit 10.1 hereto, with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service other than liabilities arising from willful misconduct of a culpable nature. We also intend to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

    The Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

  (a)
  Since our inception, we have issued and sold the following unregistered securities:

      (1) In May and June 1999, we issued and sold an aggregate of 38,850,000 shares of Series A Preferred Stock to investors for an aggregate consideration of $12.5 million and the domain name "X.com" valued at $500,000.

      (2) In February 1999, Confinity, Inc. issued and sold an aggregate of 2,500,000 shares of its Series A Preferred Stock to investors for an aggregate consideration of $0.5 million.

      (3) In December 1999 and January 2000, we issued and sold 27,104,970 shares of Series B Preferred Stock to investors for an aggregate consideration of $12.9 million.

      (4) In June and August 1999, Confinity, Inc. issued and sold 10,666,667 shares its Series B Preferred Stock to investors for an aggregate consideration of $4.0 million.

      (5) In January and February 2000, Confinity, Inc. issued and sold an aggregate of 9,166,664 shares of its Series C Preferred Stock to investors and granted to certain of the investors warrants to purchase 5,000,001 shares of its Series C Preferred Stock at an exercise price of $2.40 per share, for an aggregate consideration of $10.0 million.

      (6) In March and April 2000, we issued and sold an aggregate of 36,363,637 shares of Series C Preferred Stock to investors for an aggregate consideration of $100.0 million.

      (7) On March 30, 2000, we merged with Confinity, Inc. Under the terms of the merger, we issued 25,489,478 shares of common stock and 5,051,627, 24,247,842 and 18,522,653 shares of Series AA, Series BB and Series CC Preferred Stock, respectively, in exchange for all of the outstanding common and preferred stock of Confinity. Additionally, we converted Confinity's 2,390,550 options and 5,020,001 warrants outstanding into options and warrants to purchase 4,830,474 and 10,143,689 shares of our common and Series CC Preferred Stock, respectively.

      (8) In August 2000 through February 2001, we issued and sold an aggregate of 28,581,161 shares of our Series D Preferred Stock to investors for an aggregate consideration of $86.2 million.

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      (9) In August and September 2001, we issued and sold 4,500,000 shares of Class A Stock to or for the benefit of an executive officer for consideration of $0.5 million in cash and a promissory note for $0.8 million.

     (10) Since our inception and as of September 21, 2001, we have granted options to purchase shares of common stock (including options to purchase 4,830,471 shares of common stock assumed by us when X.com merged with Confinity, Inc.) to employees, directors and consultants under our 1999 Stock Plan at exercise prices ranging from $0.003333 to $0.30 per share. Of the options granted, 8,769,146 remain outstanding, 10,305,624 shares of common stock have been purchased pursuant to exercises of stock options and 1,785,833 shares have been cancelled and returned to the 1999 Stock Plan option pool as of September 21, 2001.

     (11) In November 1999, we issued a warrant to purchase 500,001 shares of our common stock at an exercise price of $0.03 per share to Heidrick & Struggles, Inc.

     (12) In September 1999, Confinity, Inc. issued a warrant to purchase 20,000 shares of its Series C Preferred Stock at an exercise price of $1.20 to Silicon Valley Bank. Upon the merger of X.com and Confinity, this warrant was converted into a warrant to purchase 40,413 shares of our Series CC Preferred Stock at an exercise price of $0.59.

     (13) In April 2001, we issued a warrant to purchase 30,000 shares of our Series D Preferred Stock at an exercise price of $3.00 per share to Comerica Bank-California.

    The issuances of securities in the transactions described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2), Regulation D or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

    There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
2.1		Agreement and Plan of Merger dated as of March 1, 2000 by and between the registrant, Confinity, Inc. and Confinity Acquisition Corp.
3.1	*	Form of Amended and Restated Certificate of Incorporation of the registrant to be in effect upon closing of this offering
3.2	*	Bylaws of the registrant
4.1	*	Specimen Common Stock Certificate
4.2		Amended and Restated Investors' Rights Agreement of X.com Corporation, dated as of August 7, 2000
4.3	*	Warrant issued by the registrant to Comerica Bank-California
5.1	*	Opinion of Latham & Watkins
10.1	*	Form of Indemnification Agreement between the registrant and each officer and director
10.2		2001 Equity Incentive Plan
10.3	*	2001 Employee Stock Purchase Plan

II–3

10.4		X.com Corporation 1999 Stock Plan
10.5		Confinity, Inc. 1999 Stock Plan
10.6		Form of Loan, Pledge and Option Agreement, as amended, between the registrant and certain executive officers
10.7		Form of Promissory Note issued in connection with the Loan, Pledge and Option Agreement, as amended, between the registrant and certain executive officers
10.8		Employment offer letter from the registrant to Todd R. Pearson
10.9		Restricted Stock Purchase Agreements for Class A Stock
10.10		Loan and Pledge Agreement, dated as of September 10, 2001, between the registrant and Peter A. Thiel
10.11		Full Recourse Promissory Note issued by Peter A. Thiel in favor of the registrant
10.12	*	Lease Agreement, dated as of March 10, 2000, between the registrant and Harbor Investment Partners, including the Lease Amendment Agreement dated as of June 25, 2000, for office space in Palo Alto, California
10.13	*	Lease Agreement, dated April 25, 2000, between the registrant and Metro-Omaha Associates, including the Lease Amendment Agreement, dated as of June 25, 2000, for office space in Omaha, Nebraska
10.14	*	Sublease, dated as of April 25, 2000, between the registrant and ConAgra, Inc, including the Sublease Amendment Agreement dated July 18, 2000, for office space in Omaha, Nebraska
10.15		Separation Agreement and Mutual Release, dated as of May 4, 2001, between the registrant and Elon R. Musk
10.16		Settlement Agreement and Mutual Release of Claims, dated as of August 27, 2001, between the registrant and H. David Johnson
10.17	*†	Credit Card Alliance Agreement, dated as of February 1, 2001, between the registrant and Providian Bancorp Services
10.18	*†	Service Agreement, dated as of September 25, 2000, between the registrant and First Data Resources
10.19	*†	Merchant Services Bankcard Agreement, dated as of December 13, 1999, among registrant, The Chase Manhattan Bank and Chase Merchant Services, L.L.C., including Amendment to Merchant Services Bankcard Agreement, dated as of October 2000
10.20	*†	Interactive Support Services Agreement, dated as of December 29, 2000, between the registrant and Daksh.Com eServices Private Limited
10.21	*†	Application and Agreement for Cash Management Services, between the registrant and Wells Fargo Bank, National Association
21.1		List of Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers LLP, independent auditors, relating to financial statements of Confinity, Inc.
23.2		Consent of PricewaterhouseCoopers LLP, independent auditors, relating to registrant's financial statements
23.3	*	Consent of Latham & Watkins (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*
To be filed by amendment.

†
Confidential treatment to be requested.

(b)
Financial Statement Schedules.

    No financial statement schedules are provided because the information required to be set forth therein is not required or is shown either in the consolidated financial statements or the notes thereto.

II–4

Item 17. Undertakings

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities—other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding—is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

II–5

SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, State of California, on September 28, 2001.

PAYPAL, INC.
By:	/s/ PETER A. THIEL Peter A. Thiel Chief Executive Officer and President

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter A. Thiel, Roelof F. Botha and John D. Muller and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ PETER A. THIEL Peter A. Thiel	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	September 28, 2001
/s/ ROELOF F. BOTHA Roelof F. Botha	Chief Financial Officer (Principal Financial and Accounting Officer)	September 28, 2001
/s/ MAX R. LEVCHIN Max R. Levchin	Director	September 28, 2001
/s/ TIMOTHY M. HURD Timothy M. Hurd	Director	September 28, 2001
/s/ JOHN A. MALLOY John A. Malloy	Director	September 28, 2001
/s/ SHAILESH J. MEHTA Shailesh J. Mehta	Director	September 28, 2001
/s/ MICHAEL J. MORITZ Michael J. Moritz	Director	September 28, 2001
/s/ ELON R. MUSK Elon R. Musk	Director	September 28, 2001

II–6

PAYPAL

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
2.1		Agreement and Plan of Merger dated as of March 1, 2000 by and between the registrant, Confinity, Inc. and Confinity Acquisition Corp.
3.1	*	Form of Amended and Restated Certificate of Incorporation of the registrant to be in effect upon closing of this offering
3.2	*	Bylaws of the registrant
4.1	*	Specimen Common Stock Certificate
4.2		Amended and Restated Investors' Rights Agreement of X.com Corporation, dated as of August 7, 2000
4.3	*	Warrant issued by the registrant to Comerica Bank-California
5.1	*	Opinion of Latham & Watkins
10.1	*	Form of Indemnification Agreement between the registrant and each officer and director
10.2		2001 Equity Incentive Plan
10.3	*	2001 Employee Stock Purchase Plan
10.4		X.com Corporation 1999 Stock Plan
10.5		Confinity, Inc. 1999 Stock Plan
10.6		Form of Loan, Pledge and Option Agreement, as amended, between the registrant and certain executive officers
10.7		Form of Promissory Note issued in connection with the Loan, Pledge and Option Agreement, as amended, between the registrant and certain executive officers
10.8		Employment offer letter from the registrant to Todd R. Pearson
10.9		Restricted Stock Purchase Agreements for Class A Stock
10.10		Loan and Pledge Agreement, dated as of September 10, 2001, between the registrant and Peter A. Thiel
10.11		Full Recourse Promissory Note issued by Peter A. Thiel in favor of the registrant
10.12	*	Lease Agreement, dated as of March 10, 2000, between the registrant and Harbor Investment Partners, including the Lease Amendment Agreement dated as of June 25, 2000, for office space in Palo Alto, California
10.13	*	Lease Agreement, dated April 25, 2000, between the registrant and Metro-Omaha Associates, including the Lease Amendment Agreement, dated as of June 25, 2000, for office space in Omaha, Nebraska
10.14	*	Sublease, dated as of April 25, 2000, between the registrant and ConAgra, Inc, including the Sublease Amendment Agreement dated July 18, 2000, for office space in Omaha, Nebraska
10.15		Separation Agreement and Mutual Release, dated as of May 4, 2001, between the registrant and Elon R. Musk
10.16		Settlement Agreement and Mutual Release of Claims, dated as of August 27, 2001, between the registrant and H. David Johnson
10.17	*†	Credit Card Alliance Agreement, dated as of February 1, 2001, between the registrant and Providian Bancorp Services
10.18	*†	Service Agreement, dated as of September 25, 2000, between the registrant and First Data Resources
10.19	*†	Merchant Services Bankcard Agreement, dated as of December 13, 1999, among registrant, The Chase Manhattan Bank and Chase Merchant Services, L.L.C., including Amendment to Merchant Services Bankcard Agreement, dated as of October 2000
10.20	*†	Interactive Support Services Agreement, dated as of December 29, 2000, between the registrant and Daksh.Com eServices Private Limited
10.21	*†	Application and Agreement for Cash Management Services, between the registrant and Wells Fargo Bank, National Association
21.1		List of Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers LLP, independent auditors, relating to financial statements of Confinity, Inc.
23.2		Consent of PricewaterhouseCoopers LLP, independent auditors, relating to registrant's financial statements

23.3	*	Consent of Latham & Watkins (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*
To be filed by amendment.

†
Confidential treatment to be requested.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
PayPal, Inc.
Company Information
The Offering
Summary Consolidated Financial Information
RISK FACTORS
Risks Related To Our Business
Risks Related to This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PAYPAL, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS
CONFINITY, INC. (a development stage company) STATEMENTS OF CASH FLOWS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS.
SIGNATURES
POWER OF ATTORNEY
PAYPAL EXHIBIT INDEX